

April 3, 2025

Dear Shareholder:

We cordially invite you to the 2025 annual meeting of shareholders of State Street Corporation. The meeting will be held on May 14, 2025, at 9:00 a.m. Eastern Time and will be conducted online via live audio webcast at *www.virtualshareholdermeeting.com/STT2025*. You will be able to participate, submit questions and vote your shares electronically.

The proxy statement and annual meeting provide an important opportunity for us to engage with you as shareholders, and for you to communicate with us on important topics such as our performance, executive compensation and corporate governance, including the effectiveness of the Board of Directors. Details regarding virtual admission to the meeting and the business to be conducted are more fully described in the accompanying notice of annual meeting and proxy statement. Your vote is very important to us. Whether or not you plan to attend the meeting online, please carefully review the enclosed proxy statement, together with the annual report that accompanies it, and then cast your vote at your earliest convenience. We urge you to vote regardless of the number of shares you hold.

We look forward to the annual meeting. Your continued interest in State Street is very much appreciated.

Sincerely,

Ronald P. O'Hanley
Chairman, Chief Executive Officer and President

April 3, 2025



NOTICE OF STATE STREET CORPORATION
2025 ANNUAL MEETING OF SHAREHOLDERS

Date	May 14, 2025
Time	9:00 a.m. Eastern Time
Location	Virtual annual meeting of shareholders conducted via live audio webcast at: *www.virtualshareholdermeeting.com/STT2025*

Purpose

1. To elect 11 directors
2. To approve an advisory proposal on executive compensation
3. To ratify the selection of Ernst & Young LLP as State Street's independent registered public accounting firm for the year ending December 31, 2025
4-5. To vote on shareholder proposals, if properly presented at the meeting and not previously withdrawn
6. To act upon such other business as may properly come before the meeting and any adjournments thereof

Record Date	The Board has fixed the close of business on March 14, 2025, as the record date for determining shareholders entitled to notice of and to vote at the meeting.
Meeting Admission	If you plan to attend the meeting online, please enter the 16-digit control number included in your notice of Internet availability of the proxy materials or in your proxy card, or follow the voting instructions that accompanied your proxy materials. A list of our registered holders as of the close of business on the record date will be made available to shareholders during the meeting at *www.virtualshareholdermeeting.com/STT2025*. To access such list of registered holders beginning April 5, 2025 and until the meeting, shareholders should email State Street Investor Relations at IR@statestreet.com.
Voting by Proxy	Please submit a proxy card or, for shares held in "street name" through a broker, bank or nominee, a voting instruction form, as soon as possible, so your shares can be voted at the meeting. You may submit your proxy card or voting instruction form by mail. If you are a registered shareholder, you may also submit your proxy by telephone or over the Internet by following the instructions included with your proxy card or notice of Internet availability of proxy materials. If your shares are held in "street name," you will receive instructions for the voting of your shares from your broker, bank or other nominee, which may permit telephone or Internet submission of voting instructions. Follow the instructions on the voting instruction form or notice of Internet availability of proxy materials that you receive from your broker, bank or other nominee to ensure that your shares are properly voted at the annual meeting.

By Order of the Board of Directors,

Mark Shelton
Secretary

(This Page Intentionally Left Blank)

STATE STREET CORPORATION

One Congress Street, Boston, Massachusetts 02114

Proxy Statement Summary Information

2025 Annual Meeting of Shareholders

Date:	**May 14, 2025**
Time:	**9:00 a.m. Eastern Time**
Location:	Virtual Annual Meeting of Shareholders conducted via live audio webcast at: *www.virtualshareholdermeeting.com/STT2025*
Record date:	**March 14, 2025**

The proxy statement and annual report, and the means to submit a proxy electronically prior to the annual meeting, are available at www.proxyvote.com. To view this material, you must have available the 16-digit control number located on the notice mailed beginning on April 3, 2025, on the proxy card or, if shares are held in the name of a broker, bank or other nominee, on the voting instruction form.

More information about the annual meeting is described under the heading "General Information About the Annual Meeting."

Voting Matters and Recommendations

Item	Board Recommendation
Election of Directors (see "Item 1")	**FOR** Each Director
Advisory Proposal on 2024 Executive Compensation (see "Item 2")	**FOR**
Ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2025 (see "Item 3")	**FOR**
Shareholder Proposal, if properly presented at the meeting, requesting the adoption of a policy and amendment to the by-laws requiring the Chair of the Board be an independent member of the Board in the next CEO transition (see "Item 4")	**AGAINST**
Shareholder Proposal, if properly presented at the meeting, requesting a report disclosing whether and how the Company addresses transition of workers and fairness to communities in its transition finance strategy (see "Item 5")	**AGAINST**

The following summary provides general information about State Street Corporation, referred to as State Street or the Company, and highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider when deciding how to vote your shares. For further and more detailed information on the matters referenced below, prior to casting your vote, please carefully review the entire proxy statement and our 2024 annual report on Form 10-K. Our 2024 annual report on Form 10-K accompanies this proxy statement and was previously filed with the Securities and Exchange Commission (SEC). In this proxy statement, we reference various information and materials available on our corporate website. We have included our website address in this proxy statement as an inactive textual reference only. Information on our website is not incorporated by reference in this proxy statement.

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of United States securities laws, including statements about our goals and expectations regarding our business, strategy, financial and capital condition, results of operations, the financial and market outlook, the business environment, sustainability and impact, human capital and other matters that do not relate to historical facts. Forward-looking statements are often, but not always, identified by such forward-looking terminology as "expect," "will," "strategy," "believe," "plan," "intend," "priority," "estimate," "goal," "outlook," "aim," "target," "outcome," "future," "objective," "pipeline," "anticipate," "guidance," "seek," "trajectory," "trend," and "forecast," or similar statements or variations of such terms. These statements are not guarantees of future performance, are inherently uncertain, are based on current assumptions that are difficult to predict and involve a number of risks and uncertainties. Therefore, actual outcomes and results may differ materially from what is expressed in those statements. Other important factors that could cause actual results to differ materially from those indicated by any forward-looking statements are set forth in our 2024 annual report on Form 10-K and our subsequent SEC filings. We encourage investors to read these filings, particularly the sections on risk factors, for additional information with respect to any forward-looking statements and prior to making any voting or investment decision. The forward-looking statements contained in this proxy statement should not be relied on as representing our expectations or beliefs as of any time subsequent to the time this proxy statement is first filed with the SEC, and we do not undertake efforts to revise those forward-looking statements to reflect events after that time.

About State Street

State Street is a financial holding company organized in 1969 under the laws of the Commonwealth of Massachusetts. State Street provides financial and managerial support to our legal and operating subsidiaries. Through our subsidiaries, including our principal banking subsidiary, State Street Bank and Trust Company, we provide a broad range of financial products and services to institutional investors worldwide. We refer to State Street Bank and Trust Company as State Street Bank or the Bank.

As of December 31, 2024, on a consolidated basis we had total assets of $353.24 billion, total deposits of $261.92 billion, total shareholders' equity of $25.33 billion and approximately 53,000 employees. We operate in more than 100 geographic markets worldwide, including the United States, Canada, Latin America, Europe, the Middle East and Asia.

We are a leader in providing financial services and products to meet the needs of institutional investors worldwide, with $46.56 trillion of assets under custody and/or administration and $4.72 trillion of assets under management as of December 31, 2024. We believe we are an essential partner to institutional investors and operate with the purpose of helping to create better outcomes for the world's investors and the people they serve. Our clients—asset managers and owners, insurance companies, wealth managers, official institutions and central banks—rely on us to deliver solutions that support their goals across the investment life cycle.

We entered 2024 with a clear set of strategic priorities aimed at driving revenue growth, improving our sales performance, strengthening our market position and enhancing our operating model. We executed well against our objectives, enabling us to serve our clients and deliver strong financial performance and continued business momentum for our shareholders. These results included both positive fee and total operating leverage, pre-tax margin expansion and higher earnings growth, illustrating the power of our franchise and the effectiveness of our strategy. Regarding our financial highlights, in 2024 we demonstrated a notably improved revenue performance. Full-year fee and total revenue increased 7% and 9%, respectively, compared to 2023. Year-over-year, each income statement revenue line contributed positively, including double-digit growth in management fees, foreign exchange (FX) trading services and front office software and data revenues, while we also delivered a second consecutive year of record net interest income (NII). Our strong balance sheet position enabled us to return $2.2 billion of capital to shareholders in 2024, including common share repurchases and a 10% increase in our quarterly common dividend per share beginning in July 2024. Finally, 2024 was also an important year for our transformation. We made a number of key investments in operational simplification, automation and technology modernization. In summary, good execution against a clear set of strategic priorities enabled us to support our clients better and deliver strong financial results in 2024. Our strategic actions have positioned State Street to compete better and win, as evidenced by the business momentum we generated in 2024.

The financial measures used in our executive compensation programs are linked to the below financial results, which are presented on a non-GAAP basis, unless otherwise noted. See footnote (1) to the below table. Additional performance indicators are presented in "Compensation Discussion and Analysis—Executive Summary—Corporate Performance Summary."

Financial Highlights

Consolidated Financial Performance, excluding notable items, non-GAAP ($ in millions, except per share data)[1]			
	2024	**2023**	**Change**
Total Fee Revenue	$10,075	$9,480	+6.3%
Total Revenue	13,000	12,239	+6.2%
Expenses	9,342	8,963	+4.2%
Pre-Tax Margin	27.6%	26.4%	+1.2% pts
EPS	$8.67	$7.66	+13.2%
Return on average common equity (ROE) (GAAP)	11.1%	8.2%	+2.9% pts

(1) Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix B*.

State Street's 2024 performance is reviewed in greater detail, along with relevant risks associated with our businesses, results of operations and financial condition, in our 2024 annual report on Form 10-K, which accompanies this proxy statement and was previously filed with the SEC.

Director Nominees

We believe that members of our Board of Directors (the Board) should have complementary skills and qualifications that collectively represent a depth of broad and diverse experiences. We seek director nominees who have had substantial achievement in their personal and professional pursuits and possess the talent, experience and integrity necessary to effectively oversee our businesses and strategy and enhance long-term shareholder value. Based on these desired attributes, the Board has nominated the following 11 director nominees for election at the 2025 annual meeting of shareholders.

Director Nominee	Principal Occupation	Other Public Company Boards (#)	State Street Board Roles and Committee Memberships
Marie A. Chandoha* Director Since 2019 Age 63	Retired President and Chief Executive Officer, Charles Schwab Investment Management, Inc.	2	• Examining and Audit • Executive • Risk (Chair) • Technology and Operations
DonnaLee A. DeMaio* Director Since 2022 Age 66	Retired Global Chief Operating Officer, American International Group, Inc. (AIG)	1	• Examining and Audit • Technology and Operations
Amelia C. Fawcett* Director Since 2006 Age 68	Retired Chairman, Kinnevik AB	None	• Lead Director • Executive • Human Resources • Nominating and Corporate Governance
William C. Freda* Director Since 2014 Age 72	Retired Senior Partner and Vice Chairman, Deloitte LLP	1	• Examining and Audit (Chair) • Executive • Nominating and Corporate Governance • Risk
Patricia M. Halliday*^ Director Since 2024 Age 58	Retired Chief Risk Officer, Santander UK PLC and Santander UK Group Holdings PLC	None	• None assigned
Sara Mathew* Director Since 2018 Age 69	Retired Chairman and Chief Executive Officer, Dun & Bradstreet Corporation	1**	• Lead Director (Elect)*** • Examining and Audit • Executive • Human Resources (Chair)
William L. Meaney* Director Since 2018 Age 64	President, Chief Executive Officer and Director, Iron Mountain Inc.	1	• Executive • Human Resources • Nominating and Corporate Governance (Chair)
Ronald P. O'Hanley Director Since 2019 Age 68	Chairman, Chief Executive Officer and President, State Street Corporation	1	• Chairman of the Board • Executive (Chair) • Risk
Sean P. O'Sullivan* Director Since 2017 Age 69	Retired Group Managing Director and Group Chief Operating Officer, HSBC Holdings, plc	None	• Executive • Risk • Technology and Operations (Chair)
Julio A. Portalatin* Director Since 2021 Age 66	Retired President and Chief Executive Officer, Mercer Consulting Group, Inc.	None	• Human Resources • Risk
John B. Rhea* Director Since 2021 Age 59	Partner, Centerview Partners, LLC	1	• Examining & Audit • Technology and Operations

* = Independent

^ = First-Time Nominee

** Ms. Mathew is not standing for re-election to the Carnival Corporation & plc Boards of Directors and will step down with effect at the conclusion of the Carnival Corporation & plc 2025 annual meetings of shareholders scheduled to be held on April 16, 2025

*** As mentioned in Dame Amelia's letter to shareholders beginning on page 1 of this proxy statement, in March 2025, the Board appointed Sara Mathew to serve as our independent Lead Director, commencing following the 2025 annual meeting of shareholders and subject to her re-election as a director at the annual meeting

Corporate Governance Summary

Our Board is committed to strong corporate governance practices and is intent on maintaining State Street's reputation for quality, integrity and high ethical standards. The following summarizes key aspects of our corporate governance:



Board of Directors

- 10 of 11 director nominees are independent

- Annual director elections

- Annual assessment of effectiveness of the Board, its committees and each director nominee

- Board members are reflective of diverse experiences, skills and backgrounds

- Active independent Lead Director appointed annually by the independent directors

- Board and committees meet regularly in executive session without management present

- Effective Board refreshment process, adding four new independent directors in the last five years



Shareholder Rights and Engagement

- Directors are elected by a majority of votes cast in uncontested elections and by plurality vote in contested elections

- Continuous shareholder outreach program with director participation

  – During 2024, contacted shareholders representing approximately 57% of shares outstanding

  – Met with all that expressed an interest in meeting

- No poison pill

- Proxy access by-law allows shareholders to include director nominees in State Street's proxy materials

- No common stock supermajority vote requirements



Strategy, Compensation and Risk

- Board and Committee oversight of:

  – Strategy, financial performance, technology, human capital, ethics and risk management

  – Succession planning for Chief Executive Officer (CEO) and other executive officers

  – Sustainability and impact related obligations, initiatives and strategies

  – Alignment of our incentive compensation arrangements with our safety and soundness

- Directors and executive officers subject to stock ownership guidelines and prohibited from short selling, pledging, options trading, hedging and speculative transactions in State Street securities

- Incentive compensation subject to clawback and forfeiture mechanisms

Sustainability and Impact

State Street recognizes that managing our business activities in a socially and environmentally responsible manner and giving back to the communities in which we live and work are important for our long-term success. We recognize that sustainable growth comes from operating with absolute integrity and in a way that respects our shareholders, clients, employees, communities and the environment. We adhere to principles of sound governance and aim to help our clients succeed. We are dedicated to maintaining a global and inclusive workplace where employees feel valued and engaged. We feel a responsibility to enrich our communities and we pursue environmental sustainability, both in the way we carry out our operations and in the products and services we offer. As part of these efforts, the Board oversees our activities and practices related to sustainability and impact and each of the committees of the Board oversees these matters within their respective scope of responsibilities. Our Sustainability Report provides information about our sustainability activities and reporting according to the frameworks created by the Sustainability Accounting Standards Board (SASB), the Task Force on Climate-related Financial Disclosures (TCFD) and Global Reporting Initiative (GRI).

Operating Responsibly:[1]

Client Enablement:

Provide expertise and solutions to enable our clients to pursue their sustainability ambitions through our two primary business lines: Investment Management and Investment Servicing

16 ISO 14001 sites[2] **2023: 17**	**$6.6B** Accessed broad investor base for $6.6B senior debt issued in 2024 using diverse syndicate of underwriters **2023: $6.3B**	**$498.1M** Allocated to green and social projects under the Sustainability Bond Framework[3] **2023: $365.8M**

Employees and Communities:

$100M In deposits with community-based depository institutions **2023: $0**	**$21.7M** Total giving by State Street Foundation **2023: $25.8M**	**102,727** Employee volunteer hours **2023: 84,691**

(1) All data as of December 31, 2024, unless otherwise noted.

(2) State Street maintains ISO 14001 Environmental Management certification in 16 global offices. Scala/Frankfurt was closed in October 2024. ISO is the International Organization for Standardization, and ISO 14001 sets out the criteria for an environmental management system and certification. It maps out a framework that a company or organization can follow to set up an effective environmental management system.

(3) Represents total amount allocated over time as of September 30, 2024 since inception of the Sustainability Bond Framework.

Overview of 2024 Executive Compensation Program

Compensation Philosophy

Our executive compensation program is designed to drive Company and individual performance and to align the pay ultimately received by each executive with the performance experienced by our shareholders over time by placing a strong emphasis on long-term equity-based vehicles, including performance-based equity. Our executive compensation philosophy is summarized in the following principles:

- attract, retain and motivate our executives and drive strong leadership behaviors
- reward our executives for meeting or exceeding Company and individual performance objectives
- drive long-term shareholder value and align pay with performance results experienced by our shareholders
- achieve the preceding goals in a manner aligned with sound risk management and our corporate values

For each of our Named Executive Officers (NEOs) identified in the "Compensation Discussion and Analysis," the Human Resources Committee (HRC) determines the appropriate level of total compensation for the year. The HRC evaluates base salary and target incentive compensation levels at least annually. The targets are based on each executive's role, responsibilities and performance trend, as well as competitive and market factors and internal equity.

Sound Compensation and Corporate Governance Practices

Our NEO compensation practices are designed to support good governance and mitigate against excessive risk-taking. We regularly review and refine our corporate governance practices considering several factors, including feedback from ongoing shareholder engagement.

 ## What We Do

- Long-term performance-based equity awards in the form of performance-based restricted stock units (RSUs)
- Significant deferred equity-based incentive compensation
- Active engagement with shareholders on compensation, corporate governance and other issues
- Close interaction between the HRC and the Board's Risk Committee (RC) and Examining and Audit Committee (E&A)
- Independent compensation consultant

- Clawback and forfeiture provisions to recoup compensation following financial restatements and specified misconduct or other actions
- "Double-trigger" change-of-control required for deferred incentive compensation acceleration and cash payments
- Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines
- Non-competition and other restrictive covenants
- Annual review of incentive compensation design for alignment with risk management principles

 ## What We Do Not Do

- No option repricing
- No tax gross-up on perquisites[1]
- No multi-year guaranteed incentive awards

- No "single-trigger" change-of-control vesting or cash payments
- No change-of-control excise tax gross-up
- No short selling, options trading, hedging, pledging or speculative transactions in State Street securities

(1) Excluding (a) a small meal allowance provided as a customary benefit to all German employees, including Mr. Ambrosius, and (b) certain international assignments and relocation benefits.

More information about executive compensation at State Street is described under the heading "Compensation Discussion and Analysis."

Table of Contents

(This Page Intentionally Left Blank)



To my fellow shareholders:

As State Street's independent Lead Director, and on behalf of the Board of Directors, I look forward to our 2025 annual meeting of shareholders.

Inspired and guided by State Street's purpose to help create better outcomes for the world's investors and the people they serve, the Board engages extensively with management on its vision to be the leading partner and provider to asset managers, asset owners and wealth managers globally with high quality servicing, analytics, financing, liquidity and investment solutions.

2024 was a year of profitable growth for State Street, with strong progress against our strategic priorities to position the Company for continued success. The Board closely monitored the execution of the strategy with a focus on long-term growth, maintaining and advancing our products and services offering innovations and differentiation, and providing oversight of our risk posture, appetite and framework. I want to highlight two governance topics that promote the Board's oversight role:

Board Composition: As a component of good governance practices, the Board annually evaluates its composition and effectiveness. Broad and diverse viewpoints, deep experience and fresh perspectives strengthen the composition and engagement of a board of directors, which in turn strengthens the effectiveness of a board. As State Street evolves, so does the Board. In 2024, consistent with our annual practice, we assessed the director qualifications, attributes, skillsets and experiences that best align with State Street's long-term strategy and objectives. In addition, we leveraged director responses to the Board's performance review and inputs from my individual 1:1 meetings with each director as the foundation for our ongoing Board composition planning and refreshment, as well as our evaluation of Board governance.

As a result of our annual assessment process, in November 2024, the Board welcomed a new director, Patricia Halliday. Patricia brings three decades of financial services experience representing various geographic and market sectors. Her deep risk management experience and market insights are already informing Board discussions.

I and the entire Board also extend our deep appreciation for two directors retiring this May from service to the Board. The Board has benefited greatly from Greg Summe's practical counsel, balanced perspective and institutional insights through various notable market events and strategic opportunities during his 24-year tenure on the Board. We are also grateful to Patrick de Saint-Aignan for his 16 years of service, during which he shared his extensive financial markets, risk management and international experience and helped to contextualize our business within an evolving industry and regulatory environment.

The Board believes that the 11 director nominees presented for election at the annual meeting represent a deeply experienced group of leaders, eager to contribute their diverse experiences and perspectives through active participation and oversight in meetings and beyond the Boardroom to serve in the best interests of State Street and its shareholders.

Board Leadership: State Street employs a robust lead director board governance model. It has been my privilege to evolve and progress the role of Lead Director over the past six years. In this role, I serve our shareholders, leading both the CEO and the independent directors and providing an active and present voice representing the independent directors of the Board. State Street has a majority of independent directors (10 out of 11 nominated for election at the annual meeting) who rigorously oversee management's execution of the Company's business and strategic priorities. As context for our Board's oversight obligation, I want to detail how State Street's Board leadership structure — involving a separate Chair and Lead Director — strengthens effective Board governance and decision-making. The role of the Lead Director at State Street is comprehensive and not limited. It begins with establishing the agenda with the Chair. It includes presiding over meetings and communications with management and involves regular and active collaboration with the CEO both when the Board is in session and also, importantly, regularly during the periods between Board meetings. This relationship allows communication with the CEO to be seamless and natural, further facilitating free flows of information, ideas, challenge and other perspectives between the CEO and Lead Director and also with the entire Board on significant matters relating to business initiatives, regulation and strategic priorities. This dynamic also enhances my engagements with other members of executive management, our regulators, employees and other stakeholders, which are an additional critical element of my role. In 2024, I attended every meeting of the Board and substantially all of its committee meetings (State Street has six standing committees), maintaining a clear, visible and independent leadership presence and providing valuable committee overlap to enable optimal agenda setting and coordination, insight and consistency across all committees. This participation strengthened the Board's oversight and leadership and promoted open and candid engagement and contributions from all Board members enabling a more comprehensive evaluation of the strategy and other matters across all meetings of the Board and its committees. The informed experience I gain from these activities assists me when I direct Board sessions consisting of only the independent directors and also the Board's annual comprehensive performance evaluation of the CEO. The Board appreciates the flexibility of choice to tailor its leadership structure in a manner most effective for State Street and its shareholders.

Board and leadership renewal also are key requirements of an effective board and lead director. It has been a great honor and privilege to have served as Lead Director of State Street and to have had the opportunity to further develop and deepen this important role. Now, after six years as Lead Director, I believe the time has come to refresh leadership and pass the role to another Director. The Board has appointed and voted a new Lead Director, Sara Mathew, subject to Sara's re-election by the shareholders at the upcoming annual meeting. Sara has served as a director for State Street since 2018, providing the Board with deep expertise in corporate finance, technology, corporate strategy and operations. Sara's distinct qualifications and robust board leadership perspective are further complemented by her current and former service on other public company boards in the roles of independent director, committee chair and non-executive chair. She has served as the Chair of our Human Resources Committee and a member of our Board Executive Committee since 2020 and on our Examining and Audit Committee since 2022, with prior memberships on our Nominating and Corporate Governance Committee and Risk Committee. I am confident that Sara will continue the highly active and engaged governance practices embodied in the Lead Director role and that she will continue its evolution and growth.

I want to thank you for your continued support and investment in State Street. The Board looks forward to continuing its important mission on your behalf.

Sincerely,

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 14, 2025

The proxy statement and annual report, and the means to vote electronically, are available at www.proxyvote.com. To view this material, you must have available the 16-digit control number located on the notice mailed on April 3, 2025 on the proxy card or, if shares are held in the name of a broker, bank or other nominee, on the voting instruction form.

Corporate Governance at State Street

Shareholder Engagement and Communications

We believe that regular engagement with our shareholders is an important component of our corporate governance program and is additive to the ongoing dialogue, conferences and meetings that our Investor Relations team and senior management hold with analysts and institutional investors throughout the year. Our shareholder engagement program provides management and the Board with valuable insights not only on corporate governance and executive compensation, but also with perspectives on our corporate strategy, performance and goals. Our shareholders also help to provide additional information regarding emerging trends that may impact State Street.

Our shareholder engagement process provides a recurring opportunity to receive feedback and to share updates throughout the year. State Street generally initiates engagement by requesting to meet and connect with the shareholder. Many shareholders, based on prior engagement, our public disclosures or other factors, elect to meet with us less frequently or not at all. If a shareholder desires to meet with us, meetings are led by a cross-functional team of senior leaders in Human Resources, Investor Relations, Sustainability and Impact and Legal. An independent director participates in these meetings from time to time. The Human Resources and the Nominating and Corporate Governance Committees of the Board receive updates on the shareholder meetings at least twice per year and consider shareholder feedback in their decision-making. Other committees receive updates, as appropriate.

In 2024, our meetings with shareholders included discussion of a range of topics such as our executive compensation program design, climate and sustainability programs, human capital-related initiatives, corporate strategy and business performance, corporate governance practices and other sustainability topics.



Shareholder Engagement Cycle

Fall

Our primary engagement season to discuss broad topics of interest to our shareholders, prior season voting results and solicit feedback on governance, executive compensation, sustainability and other matters top of mind to State Street or its shareholders

Winter

Board considers changes to governance, executive compensation, and other areas informed by shareholder feedback

Spring

Additional engagement, primarily in preparation for the annual meeting of shareholders and to discuss voting ballot items. The annual meeting of shareholders is held virtually allowing for broad reach of shareholder participation

Summer

Board discusses feedback from shareholder engagement and reviews the voting results from the annual meeting of shareholders

2024 Shareholder Engagement Snapshot

During 2024, we initiated outreach to our shareholders in both the Spring and Fall. For the Spring outreach, just prior to the 2024 Annual Meeting of Shareholders, most of those shareholders confirmed that a meeting was not then necessary. In the Fall, we contacted shareholders representing approximately 57% of shares outstanding and met with shareholders representing approximately 15% of shares outstanding at the time. The Chair of our Human Resources Committee participated in select engagements, and shareholder feedback from all engagements was relayed directly to the Human Resources Committee and the Nominating and Corporate Governance Committee.

Corporate Governance Guidelines and Independence

The Board, in its role of overseeing the conduct of our business, is guided by our Corporate Governance Guidelines. Among other things, the Corporate Governance Guidelines describe the role of the Board, its responsibilities and functions, the director qualification and selection process and the role of the Lead Director. Each year, the Board reviews the Corporate Governance Guidelines, and makes updates, as appropriate.

The Corporate Governance Guidelines contain categorical standards for determining director independence under New York Stock Exchange (NYSE) listing standards. In general, a director would not be independent under those standards if the director (and in certain circumstances, a member of the director's immediate family) has, or in the past three years had, specified relationships or affiliations with State Street, its external or internal auditors or other companies that do business with State Street (including employment by State Street, receipt of a specified level of direct compensation from State Street—other than director fees—and compensation committee interlocks). The categorical standards also provide specified relationships that, by themselves, would not impair independence. The portion of the Corporate Governance Guidelines addressing director independence is attached as *Appendix A* to this proxy statement.

The full Corporate Governance Guidelines are available under the "Corporate Governance" section in the "Investors" portion of our website at *www.statestreet.com*. In addition to the Corporate Governance Guidelines, the charters for each principal standing committee of the Board are available in the same location on our website.

Independent Director Governance

- The independent directors meet in an executive session presided by the independent Lead Director at every regularly scheduled meeting of the Board and otherwise as needed
- The meetings of the independent directors promote additional opportunities, outside the presence of management, for the directors to engage together in discussion. The regularity of these meetings fosters continuity for these discussions and allows for a greater depth and scope to the matters discussed

Pursuant to the Corporate Governance Guidelines, the Board undertook its annual review of director independence in early 2025. State Street, as a global financial institution and one of the largest providers of financial services to institutional investors, conducts business with many organizations throughout the world. Our directors or their immediate family members may have relationships or affiliations with some of these organizations. As provided in the Corporate Governance Guidelines, the purpose of the director independence review is to determine whether any relationship or transaction is inconsistent with a determination that the director is independent. The Board, with the benefit of this review and a recommendation by the Nominating and Corporate Governance Committee, determined that all of our directors, other than Mr. O'Hanley (our CEO), meet the categorical standards for independence under the Corporate Governance Guidelines, have no material relationship with State Street (other than the role of director) and satisfy the qualifications for independence under the NYSE's listing standards.

In making the independence determinations in 2025, the Board considered that the below identified individuals, or their respective family members, have the following relationships or arrangements that are deemed to be immaterial under the categorical standards for independence included in the Corporate Governance Guidelines:

- commercial or charitable relationships with an entity for which the State Street director or family member serves as a non-management director, and with respect to which the director was uninvolved in negotiating such relationship (Messrs. Freda, Meaney, Portalatin, Rhea and Summe)
- commercial relationships with an entity for which the State Street director or family member serves as an employee, consultant or executive officer where the director does not receive any special benefits from the transaction and the annual payments to or from the entity are equal to or less than the greater of $1 million or 2% of the consolidated gross annual revenues of the other entity during the most recent completed fiscal year (Messrs. Freda, Meaney, Portalatin and Rhea and Mses. DeMaio and Halliday)

In 2024, none of these commercial or charitable relationships with affiliated entities involved amounts paid or received by State Street exceeding the greater of $1 million or 2% of the affiliated entity's annual gross revenue.

Standards of Conduct

We have a Standard of Conduct for Directors, which together with the Standard of Conduct for Employees, promotes ethical conduct and the avoidance of conflicts of interest in conducting our business. We also have a Code of Ethics for Senior Financial Officers (including the CEO), as required by the Sarbanes-Oxley Act and SEC rules. Each of these documents is approved annually by the Board and is available under the "Corporate Governance" section in the "Investors" portion of our website at *www.statestreet.com*. Only our Board may grant a waiver for directors, senior financial officers or executive officers from a provision of the Standard of Conduct for Directors, the Standard of Conduct for Employees or the Code of Ethics for Senior Financial Officers, and any waivers will be posted under the "Corporate Governance" section in the "Investors" portion of our website at *www.statestreet.com*.

Board Composition

The Nominating and Corporate Governance Committee, with input from the Board, is responsible for nominating directors for election each year and evaluating the need for new director candidates as appropriate. This assessment includes an evaluation of each director nominee's skills, attributes and experience in the context of the needs of the Board. Further, the Board considers director independence, attendance and contributions, and the diverse perspective and background of each director.

Director Nominee Characteristics and Qualifications

The Board expects all director nominees to possess the following attributes or characteristics:

- unquestionable business ethics, irrefutable reputation and superior moral and ethical standards
- informed and independent judgment with a balanced perspective, financial literacy, mature confidence, high performance standards and incisiveness
- ability and commitment to attend Board and committee meetings and to invest sufficient time and energy in monitoring management's conduct of the business and compliance with State Street's operating and administrative procedures
- a global vision of business with the ability and willingness to work closely with the other Board members

Taken as a whole, the Board expects one or more of its members to have the following skill sets, specific business background and global or international experience:

- experience in the financial services industry
- experience as a senior officer of a well-respected public company
- experience as a senior business leader of an organization active in our key international growth markets
- experience in key disciplines of significant importance to State Street's overall operations
- qualification as an audit committee financial expert
- qualification as a risk management expert

Board, Committee and Director Self-Assessment

As part of the annual evaluation of the Board's composition, the Nominating and Corporate Governance Committee facilitates an assessment of the performance and effectiveness of the Board and each principal standing committee. This evaluation also includes an annual assessment of each director's performance and contributions to the overall effectiveness of the Board and its committees.



Board Function, Productivity and Effectiveness



Committee Productivity and Effectiveness



Director Nominee Process, Succession Planning and Refreshment



Director Development

The purpose of the Board and committee assessment is multi-faceted with the primary goal to evaluate the effectiveness, function, strength and productivity of the Board and its committees, and also to highlight potential areas for change and improvement. The Nominating and Corporate Governance Committee also leverages this process to guide Board refreshment, committee composition and succession planning efforts, as well as to evaluate whether the key skills and qualifications of members of the Board are aligned with State Street's strategy and to determine the nominees to stand for annual shareholder election.

Between 2021 and 2023, the Nominating and Corporate Governance Committee and the Board annually engaged a third-party advisory firm to assist with strengthening the self-assessment process and to collect valuable insight and feedback from the directors. In 2024, the Nominating and Corporate Governance Committee managed the annual board and committee evaluation process internally, with consideration of the insights gained from the third-party advisory firm, and refreshed the process based on current Board needs.The internal self-assessment process is designed, among other things, to capture continuing themes or trends noted in prior assessments. This self-assessment procedure is illustrated below.

Board, Committee and Director Self-Assessment Process

- **Self-Assessment Design**

  The Nominating and Corporate Governance Committee, independent Lead Director and management discuss the objectives of the self-assessment process and the prior-year reports and feedback to determine the scope, process and goals for this year's Board and committee self-assessment

- **Completion of Questionnaires**

  Each director completes a questionnaire evaluating the performance of the Board and each committee, focusing on leadership, scope of responsibilities, quality of interactions with management and areas of potential improvement

- **Committee Evaluation**

  Each principal standing committee conducts an annual evaluation of its processes, responsibilities and effectiveness. The Nominating and Corporate Governance Committee then assesses whether each of the committees had a functioning self-evaluation process and reports its findings to the Board, noting that in 2024, each had a functioning and effective self-evaluation process

- **Executive Session Discussions**

  Management presents the self-assessment report in an executive session of the Board, including key observations, themes and progress as compared to the prior year and recommends action plans

Assessment Themes, Director Development and Outcomes

As part of the Board and committee self-assessment process, the Board discusses any identified themes and overall findings, including the strengths and areas of potential improvement of the Board and its various committees, developing action plans to address areas that could benefit from enhancement. Then, the Nominating and Corporate Governance Committee reviews progress made against the action plans developed in the prior year, and considers further enhancements informed by the director feedback. For the 2024-2025 year, topics addressed by action plans included Board oversight of strategic planning and executive succession planning.

To promote continued director development, the Lead Director annually meets with each director to provide individual feedback and insights on strengths and development opportunities specific to the director. The Lead Director also uses this opportunity to solicit feedback from each director about the effectiveness of the Board and its committees, which is then integrated as a component of the Board's annual assessment process.

Director Nomination Process and Candidate Identification and Selection

In connection with its annual Board and committee assessment, the Board reviews its composition and size to evaluate its overall effectiveness and alignment with Company strategy. As part of this review, the Nominating and Corporate Governance Committee, in conjunction with the Board, establishes the desired criteria, skills and areas of expertise needed to continue to support the Board in advancing State Street's businesses and strategy. Once a director candidate is elected to serve on the Board, the director participates in a robust orientation program with presentations by senior management to familiarize the director with the Company's strategic plans, significant financial, accounting and risk management characteristics, compliance programs, governance and the Standards of Conduct, key Company leaders, and the internal and independent auditors. The Company also encourages director continuing education and offers internal training and external education opportunities to all directors.

Ms. Halliday is a new director and first-time nominee, elected by the Board in November 2024. She was first identified by a third-party search firm that was retained to identify potential director candidates. At the request of the Nominating and Corporate Governance Committee, the search firm first discussed with the members of the Committee the priority characteristics, skills and experience of a new director candidate, in light of the preferred individual and Board qualities discussed above. The search firm provided the Committee a pool of director candidates who were interested in State Street and who met the selection criteria, and the Chairman of the Board, independent Lead Director, Chair of the Nominating and Corporate Governance Committee and select other directors conducted interviews. The Board recognized Ms. Halliday's deep financial services risk oversight expertise, among other qualities, to enhance the overall effectiveness and composition of the Board. Ms. Halliday is deemed independent by the Board under the Corporate Governance Guidelines.

Illustrated below is an overview of the process used to identify the desired attributes and to select new candidates for the Board.

01
Board and Committee determine desired criteria and experience of director candidate(s)

02
Director candidates identified by search firm, Board members, employees or shareholders

03
Committee evaluates the individual qualifications of candidates of interest against the selection criteria

All candidates evaluated for conflicts of interest and independence

04
Chair of the Committee and the independent Lead Director conduct interviews and gather information; other Board members may also meet with candidate(s)

05
Committee discusses each director candidate, evaluates potential contributions to the Board as a whole and recommends candidate(s) to the Board

06
The Board votes to elect director candidate(s) based on an assessment of their qualifications and potential contributions to the Board

Director orientation program conducted

The Nominating and Corporate Governance Committee seeks to identify individuals qualified to become directors, consistent with the identified criteria. In carrying out its responsibility to identify the best-qualified candidates for directors, the Committee will consider proposals for nominees from a number of sources, including recommendations from shareholders submitted upon written notice to:

Chair of the Nominating and Corporate Governance Committee
c/o the Office of the Secretary of State Street Corporation,
One Congress Street, Boston, Massachusetts 02114

By following the procedures set forth under "General Information About the Annual Meeting—Proposals and Nominations by Shareholders," shareholders also have the right under our by-laws to directly nominate director candidates and, in certain circumstances, to have their nominees included in State Street's proxy statement.

Director Nominee Qualifications and Skills

We believe that our Board should have a variety of qualifications, skill sets and experiences that, when taken as a whole, best serve the Company and our shareholders. Diverse perspectives on our Board support our success, and we strive to have a Board that provides diversity of thought and a broad range of perspectives. In an effort to achieve these objectives, the Nominating and Corporate Governance Committee and the Board consider a wide range of attributes when determining and assessing director nominees and new candidates in the context and needs of the Board, including personal and professional backgrounds, independence and tenure of Board service. The Committee does not assign specific weight to the various factors it considers and no particular criterion is a prerequisite for nomination. As summarized below, each of our director nominees brings to the Board a variety of qualifications and skills and, collectively, these qualifications form a depth of broad, global and diverse experiences that help the Board effectively oversee our activities and operations. The Board believes that the nominees as a group possess the skill sets and specific business backgrounds that the Board desires and that each of the director nominees has substantial achievement in their personal and professional pursuits and has talents, experience, judgment and integrity that will contribute to the best interests of State Street and to long-term shareholder value. The below data presents elements of our Board composition, reflecting the 11 director nominees.





Independent Board

Independent
10

Board Composition

Latino
1
Black
1
Asian
1
White
8
Men - 6
Women - 5

New Independent Nominees in Last 5 Years

Nominees
4

Director Nominee Tenure: Average of 6.9 Years

0 – 5 years
4 directors
6 – 10 years
5 directors
11 – 15 years
1 director
16+ years
1 director

Director Nominee Qualifications and Demographics

Director Nominee Qualifications and Skills

Director Nominee	M. Chandoha	D. DeMaio	A. Fawcett	W. Freda	P. Halliday	S. Mathew	W. Meaney	R. O'Hanley	S. O'Sullivan	J. Portalatin	J. Rhea
Corporate Governance & Sustainability — Directors bring requisite skills and experience to effectively oversee State Street's human capital, governance and sustainability initiatives	●		●		●	●	●	●		●	●
Cybersecurity, Technology and/or Data Management — Directors bring experience and an understanding of advancements in technology, cybersecurity and information systems/data management, providing the Board sophisticated insight into State Street's technology, systems and risks	●	●			●	●	●	●	●		
Finance and Accounting — Directors bring financial expertise/literacy to allow the Board to effectively oversee State Street's financial reporting and internal control	●	●		●	●	●	●			●	●
Financial Services — Directors bring experience in the financial services industry, including asset management, to allow the Board to effectively oversee State Street's often complex business operations and strategy	●	●	●	●	●			●	●	●	●
Global Business Perspective — Directors bring business strategy, operations and substantive experience in international matters relevant to State Street's global business	●	●	●	●	●	●	●	●	●	●	●
Legal & Regulatory Compliance — Directors bring legal and regulatory experience, providing deep perspective on the highly regulated and complex legal frameworks applicable to State Street's business across multiple jurisdictions globally		●	●	●	●						

	Director Nominee	M. Chandoha	D. DeMaio	A. Fawcett	W. Freda	P. Halliday	S. Mathew	W. Meaney	R. O'Hanley	S. O'Sullivan	J. Portalatin	J. Rhea
Director Nominee Qualifications and Skills	**Risk Management** Directors bring experience in identifying, assessing and managing risks to enable the Board to fulfill its oversight responsibilities relating to the operation of State Street's global risk management framework	●	●	●	●	●	●		●	●	●	
	Strategic Development Directors bring experience in developing, driving and innovating strategic direction, which is of significant value to the Board as State Street pursues its long-term objectives as it navigates the changing landscape of the financial services industry	●	●	●	●	●	●	●	●	●	●	●
	Operational Transformation Directors bring experience in business transformations and strategic restructurings valuable to State Street as it navigates the changing landscape of the financial services industry	●	●	●			●	●	●	●	●	●
Demographics	**Gender**	♀	♀	♀	♂	♀	♀	♂	♂	♂	♂	♂
	Race/Ethnicity											
	Asian						●					
	Black											●
	Hispanic/Latino										●	
	White	●	●	●	●	●		●	●	●		
	Age	63	66	68	72	58	69	64	68	69	66	59
	Years on the Board	6	3	19	11	1	7	7	6	8	4	4

♀ – Female   ♂ – Male

Board Leadership Structure and Role in Risk Oversight

Board Governance

State Street's leadership structure includes an independent Lead Director of the Board. Dame Amelia Fawcett has served in this position since May 2019. As mentioned in Dame Amelia's letter to shareholders beginning on page 1 of this proxy statement, in March 2025, the Board appointed Sara Mathew to serve as our independent Lead Director, commencing following the 2025 annual meeting of shareholders and subject to her re-election as a director at the annual meeting.

As Chairman, Mr. O'Hanley presides at all meetings of the Board he attends and works with the independent Lead Director to establish the agendas for all of its meetings and the matters on which the Board will vote.

Role of the Independent Lead Director

- Appointed annually by the independent directors to serve a one-year term
- Expected to participate in, and attend, meetings of all Board committees, providing valuable committee overlap to enable optimal agenda coordination, insight and consistency across all committees and helping to strengthen risk oversight
- Presides at meetings of the Board during which the Chairman is not present, and at executive sessions of independent directors held at every regularly-scheduled Board meeting
- Serves as a liaison between the Chairman and the independent directors
- Authorized to call additional meetings of the independent directors
- Communicates frequently with the Chairman to provide feedback and implement the decisions and recommendations of the independent directors
- Conducts an annual process for reviewing the Chief Executive Officer's performance and reports the results of the process to the other independent directors
- Meets annually with each independent director to provide feedback, areas of strength and development opportunities
- Meets at least annually with such members of the senior leadership team as the Lead Director determines from time to time
- Represents the Board in discussions with stakeholders and communicates with regulators
- Approves, in consultation with the Chairman, the agendas for Board meetings and the matters to be voted on by the full Board

Board Leadership Review Process

The Nominating and Corporate Governance Committee coordinates the annual independent Lead Director nomination and election process. The process incorporates thoughtful succession planning, as reflected in the planned Lead Director transition noted above. In addition, the Board reviews its leadership structure at least annually to assess and determine whether it remains appropriate. The Board values the flexibility to review and determine the appropriate leadership structure based on State Street's opportunities and circumstances at any given time.

After the independent directors' 2024 review and assessment, the Board continues to believe that Mr. O'Hanley's role as Chairman—together with a strong independent Lead Director, consistent with Dame Amelia's execution of the role—continues to be the most effective leadership structure for State Street and in the best interests of the Board, State Street and its shareholders at this time.

Among the factors considered by the Board in determining that the current leadership structure remains the most appropriate are:

- as our Chief Executive Officer, Mr. O'Hanley has extensive knowledge of our business and strategy and is well-positioned to work with the independent Lead Director to focus our Board's agenda on the key issues facing State Street
- oversight of State Street is the responsibility of our Board as a whole, which maintains a super-majority of independent directors (10 out of 11 director nominees), and this responsibility can be properly discharged with a strong, active and engaged independent Lead Director
- the Chairman and independent Lead Director work together to play a strong and active role in the oversight of State Street's business strategy and operational management

Board Risk Oversight

In the normal course of our business activities, State Street is exposed to a variety of risks, some of which are inherent in the financial services industry and others are more specific to our business activities. The identification, assessment, monitoring, mitigation and reporting of risks are essential to our financial performance and successful management of our businesses. Risk management, including Board and senior management oversight and a system of policies, procedures, limits, risk measurement and monitoring and internal controls, allows for an assessment of risks for evaluating opportunities for the prudent use of capital that appropriately balances risk and return. Our established risk appetite framework outlines the quantitative limits and qualitative goals that define the level and type of risk we are willing to undertake in the course of executing our business strategy, and also serves as a guide in setting risk limits across our business units. The framework is established by Enterprise Risk Management (ERM), a corporate risk oversight group, in conjunction with the Management Risk and Capital Committee, our senior management decision-making body for risk and capital issues, and the Risk Committee of the Board. The Board formally reviews and approves our risk appetite statement annually, or more frequently in response to shifts in endogenous or exogenous risk conditions.

ERM provides risk oversight, support and coordination to allow for the consistent identification, measurement and management of risks across business units separate from the business units' activities, and is responsible for the formulation and maintenance of corporate-wide risk management policies and guidelines. In addition, ERM establishes and reviews limits and, in collaboration with business unit management, monitors key risks. Ultimately, ERM works to validate that risk-taking occurs within the risk appetite statement approved by the Board and conforms to associated risk policies, limits and guidelines.

The Board committees that assist the Board in discharging the Board's responsibilities with respect to risk management, including their respective areas of risk oversight, among other things, are shown below. State Street, as a large bank holding company, is required by regulations of the Board of Governors of the Federal Reserve System to have a Risk Committee. The Risk Committee is responsible for oversight related to the operation of our global risk management framework, including policies and procedures establishing risk management governance and processes and risk control infrastructure. It is responsible for reviewing and discussing with management our assessment and management of all risks applicable to our operations, including among other matters, credit, market, interest rate, liquidity, operational, regulatory, technology, business, compliance and reputation risks, and related policies. The Risk Committee also receives quarterly updates from other Board committees regarding risk-related matters reviewed by those Board committees.

The structure of the Risk Committee assists the Board in administering its oversight of risk management throughout our Company. The Risk Committee includes at least one member who has experience in identifying, assessing and managing risk exposures of a large, complex financial firm, and all members of the Risk Committee have an understanding of risk management principles and practices relevant to the Company. In addition, the Lead Director participates in meetings of the Risk Committee and the Chairman of the Board and CEO is a current member of the Risk Committee. For more details regarding the Risk Committee and our other Board committees, refer to "Committees of the Board of Directors."

The Chief Risk Officer (CRO) is responsible for our risk management globally, leads ERM and has a dual reporting line to our CEO and the Risk Committee. The Chief Compliance Officer reports to the CRO. Our risk management is further discussed in Part II, Item 7 of our annual report on Form 10-K for the year ended December 31, 2024.

Board of Directors			
Risk Committee	**Examining and Audit Committee**	**Human Resources Committee**	**Technology and Operations Committee**
• Global risk management • Risk appetite statement • Credit and counterparty risk • Liquidity risk, funding and management • Strategic risk • Emerging risk • Risk elements of sustainability and impact obligations, initiatives and activities, including climate risk • Reviews the performance of the Chief Risk Officer	• Legal risk • Compliance risk • Performance and compensation of the General Auditor • Reviews the performance of the Chief Compliance Officer (who reports to the CRO) and Chief Accounting Officer • Business conduct risk • Financial statements and controls	• Performance assessment and compensation of CEO and other executive officers • Executive officer succession planning and talent development (with the exception of the CEO) • Human capital management • Risk review of incentive compensation arrangements	• Technology risk management • Operational risk management • Material strategic initiatives related to technology and operational risk perspectives • Corporate information security and cybersecurity programs • Operational and technology resiliency • Data and access management • Third-party risk management

Communication with the Board of Directors

Shareholders and interested parties who wish to contact the Board or the Lead Director should address correspondence to the Lead Director in care of the Secretary. The Secretary will review and forward correspondence to the Lead Director or the appropriate person or persons for response.

Lead Director of State Street Corporation
c/o Office of the Secretary
One Congress Street
Boston, MA 02114
Alternatively, by email: corporatesecretary@statestreet.com

In addition, State Street has established a procedure for communicating directly with the Lead Director, by utilizing a third-party independent provider, regarding concerns about State Street or its conduct, including complaints about accounting, internal accounting controls or auditing matters. An interested party who wishes to contact the Lead Director may use any of the following methods, which are also described on State Street's website at *www.statestreet.com*:



From within the United States or Canada:
1-888-736-9833 (toll-free)



ATTN: State Street
5500 Meadows Road, Suite 500
Lake Oswego, OR 97035 USA



https://secure.ethicspoint.com/domain/media/en/gui/55139/index.html

For country-specific phone numbers, please visit *www.statestreet.com*.

The Lead Director may forward to the Examining and Audit Committee, or to another Board committee, group or department, for appropriate review, any concerns the Lead Director receives. The Lead Director periodically reports to the independent directors as a group regarding concerns received.

Meetings of the Board of Directors and Annual Meeting of Shareholders

During 2024, the Board held seven meetings, and each of the directors attended, either in-person or virtually, at least 75 percent of the total of all meetings of the Board and committees on which the director served during the year. Although State Street does not have a formal policy regarding attendance of directors at the annual meeting of shareholders, the Corporate Governance Guidelines provide that all directors are expected to attend. Each of the 12 directors on the Board at the time of our 2024 annual meeting of shareholders attended the virtual meeting.

Committees of the Board of Directors

The Board has the following standing committees to assist it in carrying out its responsibilities, and each operates under a written charter, a copy of which is available under the "Corporate Governance" section in the "Investors" portion of our website at *www.statestreet.com*. The charter for each committee, which establishes its roles and responsibilities and governs its procedures, is annually reviewed and approved by the Board.

Examining and Audit Committee

Current Members:
- William C. Freda, Chair
- Marie A. Chandoha
- DonnaLee A. DeMaio
- Sara Mathew
- John B. Rhea

10 Meetings in 2024

Primary Responsibilities:
- Responsible for the appointment, compensation, retention, evaluation and oversight of the work of State Street's independent registered public accounting firm, including sole authority for the establishment of pre-approval policies and procedures for all audit engagements and any non-audit engagements

- Discusses with the independent auditor critical accounting policies and practices, alternative treatments of financial information, the effect of regulatory and accounting initiatives and other relevant matters

- Oversees the operation of our system of internal control covering the integrity of our consolidated financial statements and reports; compliance with laws, regulations and corporate policies; and the performance of corporate audit

- Reviews the effectiveness of State Street's compliance program

- Conducts an annual performance evaluation of the General Auditor and reviews the performance of the Chief Compliance Officer and other senior members of management as appropriate

- Oversees the Company's efforts to promote and advance a culture of compliance and ethical business practices

- Oversees the compliance, culture and reporting components of State Street's sustainability and impact related obligations, initiatives and activities

All members meet the independence requirements of the listing standards of the NYSE and of applicable rules and regulations of the SEC and are considered audit committee financial experts (as defined by SEC rules).

Executive Committee

Current Members:
- Ronald P. O'Hanley, Chair
- Marie A Chandoha
- Amelia C. Fawcett
- William C. Freda
- Sara Mathew
- William L. Meaney
- Sean P. O'Sullivan

No Meetings in 2024

Primary Responsibilities:
- Committee members are the Chairs of each Committee, the independent Lead Director and Chairman of the Board

- Authorized to exercise all the powers of the Board, except as otherwise limited by Massachusetts law or the Committee's charter

- Reviews, approves and acts on matters on behalf of the Board at times when it is not practical to convene a meeting of the Board to address such matters

- Periodically reports to the Board depending on meeting activities, if any

Human Resources Committee

Current Members:
- Sara Mathew, Chair
- Amelia C. Fawcett
- William L. Meaney
- Julio A. Portalatin
- Gregory L. Summe

8 Meetings in 2024

Primary Responsibilities:

- Oversees human capital management strategies, the operation of all compensation plans, policies and programs in which executive officers participate and certain other incentive, retirement, health and welfare and equity plans in which employees participate

- Oversees the alignment of our incentive compensation arrangements with the safety and soundness of State Street, including the integration of risk management objectives and related policies, arrangements and control processes, consistent with applicable regulatory rules and guidance

- Acting together with the other independent directors, annually reviews and approves corporate goals and objectives relevant to the CEO's compensation; evaluates the CEO's performance; and reviews, determines and approves, in consultation with the other independent directors, the CEO's compensation

- Reviews, evaluates and approves the total compensation of all Company Section 16 executive officers

- Reviews talent development and succession plans for executive officers (except for the CEO)

- Approves the terms and conditions of employment and any associated changes, including any restrictive provisions, severance arrangements and special arrangements or benefits, of any executive officer

- Adopts equity award guidelines in connection with its overall responsibility for all equity plans and monitors stock ownership of executive officers who are members of the management Executive Committee

- Appoints and oversees compensation consultants and other advisors retained by the Committee

- Oversees the human capital management components of State Street's sustainability and impact related obligations, initiatives and activities

All members meet the independence requirements of the listing standards of the NYSE.

Nominating and Corporate Governance Committee

Current Members:
- William L. Meaney, Chair
- Amelia C. Fawcett
- William C. Freda
- Gregory L. Summe

4 Meetings in 2024

Primary Responsibilities:

- Assists the Board with respect to issues and policies affecting our governance practices, including succession planning for the CEO, identifying and recommending director nominees and shareholder matters

- Recommends each committee's composition, leads the Board in its annual review of the Board's and each committee's performance and coordinates the annual independent Lead Director nomination and election process

- Reviews and approves State Street's related-person transactions, reviews the amount and form of director compensation and reviews reports on regulatory, political and lobbying activities of State Street

- Oversees the corporate governance components of State Street's sustainability and impact related obligations, initiatives and activities

All members meet the independence requirements of the listing standards of the NYSE.

Risk Committee

Current Members:

- Marie A. Chandoha, Chair
- Patrick de Saint-Aignan
- William C. Freda
- Ronald P. O'Hanley
- Sean P. O'Sullivan
- Julio A. Portalatin

9 Meetings in 2024

Primary Responsibilities:

- Oversees the operation of our global risk management framework, including the risk management policies for our operations

- Reviews the management of all risk applicable to our operations, including credit, market, interest rate, liquidity, operational, technology, business, compliance and reputation risks

- Oversees our strategic capital governance principles and controls, monitors capital adequacy in relation to risk and discharges the duties and obligations of the Board under applicable Basel, Comprehensive Capital Analysis and Review, Comprehensive Liquidity Assessment and Review and resolution and recovery planning requirements

- Conducts an annual performance evaluation of the Chief Risk Officer

- Oversees the risk management components, including climate risk, of State Street's sustainability and impact related obligations, initiatives and activities

Technology and Operations Committee

Current Members:

- Sean P. O'Sullivan, Chair
- Marie A. Chandoha
- DonnaLee A. DeMaio
- Patrick de Saint-Aignan
- John B. Rhea

8 Meetings in 2024

Primary Responsibilities:

- Oversees technology and operational risk management and the role of these risks in executing the Company's strategy in support of State Street's global business requirements

- Reviews material enterprise-wide strategic initiatives from a technology and operational risk perspective

- Reviews technology related risks, including corporate information security, cybersecurity, operational and technology resiliency and data management

- Reviews the planning and execution related to the enterprise-wide technology and operations strategy

- Oversees the technology and operational risk components of State Street's sustainability and impact related obligations, initiatives and activities

Non-Management Director Compensation

General

The Nominating and Corporate Governance Committee annually reviews, and recommends to the Board, the form and amount of non-management director compensation. In conducting its review, the Committee used the Compensation Peer Group that is used by the Human Resources Committee for executive compensation generally and, like the Human Resources Committee, used the services of Meridian Compensation Partners for 2024. Information on State Street's Compensation Peer Group and compensation consultant is described under the heading "Executive Compensation—Compensation Discussion and Analysis—Other Elements of Our Compensation-Setting Process."

The Nominating and Corporate Governance Committee did not treat Compensation Peer Group data as definitive when determining non-management director compensation. Rather, it referenced this peer group compensation, as well as trends in director compensation generally and within the financial services/ banking industry, and formed its own perspective on compensation for our non-management directors. In May 2024, the Committee made its recommendation to the Board, which, following the May 2024 annual meeting of shareholders, approved compensation for all non-management directors effective through the 2025 annual meeting of shareholders. There were no changes to the elements of director compensation from the prior year. Mr. O'Hanley, as an employee director, does not receive any additional compensation for his services as a director.

Compensation

For the 2024–2025 Board year, non-management directors received the following compensation:

Compensation Component[1]	Value ($)[2]	Vehicle[3]
Annual Retainer	$100,000	Cash or shares of State Street common stock
Annual Equity Award	195,000	Shares of State Street common stock
Additional Independent Lead Director Retainer	130,000	Cash or shares of State Street common stock
Examining and Audit Committee and Risk Committee Chair Retainers	40,000	Cash or shares of State Street common stock
Human Resources Committee and Technology and Operations Committee Chair Retainers	35,000	Cash or shares of State Street common stock
Nominating and Corporate Governance Committee Chair Retainer	25,000	Cash or shares of State Street common stock
Examining and Audit Committee and Risk Committee Member Retainers[4]	20,000	Cash or shares of State Street common stock

(1)   Each non-management director also earns $1,500 per meeting after the tenth Board meeting attended during the Board year. Non-management directors are also reimbursed for expenses incurred as a result of Board service.

(2)   The annual retainer and annual equity award are pro-rated for any non-management director joining the Board after the annual meeting of shareholders. Committee retainers are pro-rated for any non-management director joining a committee or becoming a committee chair during the Board year.

(3)   Non-management directors may elect to receive their retainers in cash or shares of State Street common stock. For non-management directors elected at the annual meeting, all awards made in shares of State Street common stock are granted based on the closing price of our common stock on the NYSE on the date of the annual meeting that begins the period, rounded up to the nearest whole share. Under the Amended and Restated 2017 Stock Incentive Plan, with limited exceptions, the total value of all compensation components to a non-management director cannot exceed $1.5 million in a calendar year.

(4)   The Examining and Audit Committee and Risk Committee member retainer is payable to each member of the respective committee, other than each committee's Chair and the Lead Director, if a committee member.

Pursuant to State Street's Deferred Compensation Plan for Directors, non-management directors may elect to defer the receipt of 0% or 100% of their (1) retainers, (2) annual equity award and/or (3) meeting fees. Non-management directors who elect to defer the cash payment of their retainers or meeting fees may choose from four notional investment fund returns for such deferred cash. Deferrals of common stock are adjusted to reflect the hypothetical reinvestment in additional shares of common stock for any dividends or other distributions on State Street common stock during the deferral period. Deferred amounts will be paid at the termination of Board service as either a lump sum or in installments over a two- to five-year period, as elected by the non-management director.

Director Stock Ownership Guidelines

Under our stock ownership guidelines, all non-management directors are required to maintain a target level of stock ownership equal to eight times the annual retainer of $100,000 for a total of $800,000. Non-management directors must hold all net shares received until they reach the target ownership level. For purposes of these stock ownership guidelines, the value of shares owned is based on the closing price of our common stock on the NYSE on the date that we use for the beneficial ownership table under the heading "Security Ownership of Certain Beneficial Owners and Management." Non-management directors are credited with all shares they beneficially own for purposes of the beneficial ownership table, including any deferred share awards. Non-management directors are expected to attain the ownership level ratably within five years after initial election to the Board.

Our Securities Trading Policy prohibits directors from engaging in short selling, hedging, options trading, pledging or speculative trading in State Street securities.

As of March 3, 2025, Ms. Halliday exceeded the pro-rated expected level of ownership, but was below the full target ownership level, as she was within five years of her initial election to the Board, and therefore was subject to the 100% holding requirement of net shares received. As of March 3, 2025, each of the other non-management directors exceeded the full target level of ownership under the guidelines.

2024 Director Compensation

The following table shows our non-management directors' 2024 compensation:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Marie A. Chandoha	$160,000	$195,011	$38,599	$393,610
DonnaLee A. DeMaio	120,000	195,011	20,599	$335,610
Patrick de Saint-Aignan	120,000	195,011	40,894	$355,905
Amelia C. Fawcett	230,000	195,011	—	$425,011
William C. Freda	160,000	195,011	40,894	$395,905
Patricia M. Halliday[3]	50,000	97,529	—	$147,529
Sara Mathew	155,000	195,011	—	$350,011
William L. Meaney	125,000	195,011	40,599	$360,610
Sean P. O'Sullivan	155,000	195,011	—	$350,011
Julio A. Portalatin	120,000	195,011	—	$315,011
John B. Rhea[4]	—	315,089	40,443	$355,532
Gregory L. Summe	100,000	195,011	28,394	$323,405

(1) On May 15, 2024, each non-management director other than Ms. Halliday received 2,514 shares of State Street common stock valued at $195,011 based on the closing price of our common stock on the NYSE of $77.57. Stock awards to non-management directors vest immediately, and there were no unvested non-management director stock awards as of December 31, 2024.

(2) Perquisites received in 2024 include director life insurance coverage, business travel accident insurance and medical benefits abroad while traveling internationally for State Street, paid for by State Street ($894 for Messrs. de Saint-Aignan, Freda and Summe; $599 for Mses. Chandoha and DeMaio and Mr. Meaney; and $443 for Mr. Rhea). Charitable contributions by non-management directors are eligible for a Company matching contribution of up to $40,000 per calendar year under the State Street matching gift program. Matching charitable contributions made on behalf of the non-management directors during 2024 were $38,000 for Ms. Chandoha; $40,000 for Messrs. de Saint-Aignan, Freda, Meaney and Rhea; $27,500 for Mr. Summe and $20,000 for Ms. DeMaio. The total amount of perquisites and other personal benefits for Dame Amelia, Mses. Halliday and Mathew and Messrs. O'Sullivan and Portalatin have not been reported because the total did not exceed $10,000.

(3) Ms. Halliday joined the Board in November 2024. For her service between November 2024 and the 2025 annual meeting of shareholders, Ms. Halliday received (a) a pro-rated annual retainer of $50,000 in cash, and (b) a pro-rated annual equity award of 1,029 shares of State Street common stock with a total value of $97,529 based on the closing price of our common stock on the NYSE on November 8, 2024 of $94.78.

(4) Mr. Rhea elected to receive his annual retainer in common stock in lieu of cash. As a result, he received an additional 1,548 shares of State Street common stock with a total value of $120,078 based on the closing price of our common stock on the NYSE on May 15, 2024 of $77.57.

Related-Person Transactions

The Board has adopted a written policy and procedures for the review of any transaction, arrangement or relationship in which State Street is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors or 5% shareholders (or their immediate family members), who we refer to as "related persons," has a direct or indirect material interest. A related person proposing to enter into such a transaction, arrangement or relationship must report the proposed related-person transaction to State Street's General Counsel. The policy calls for the proposed related-person transaction to be reviewed and, if deemed appropriate, approved by the Nominating and Corporate Governance Committee. A related-person transaction reviewed under the policy will be considered approved if it is authorized by the Nominating and Corporate Governance Committee (or the Committee Chair) after full disclosure of the related person's interest in the transaction. Such reporting and review should occur prior to the effectiveness or consummation of the transaction. The General Counsel may present a related-person transaction arising in the time period between meetings of the Committee to the Chair of the Committee, who shall review and may approve the related-person transaction. The Chair reports on any related-person transaction reviewed at the next meeting of the Committee. If the General Counsel becomes aware of a related-person transaction that has not been previously reviewed under the policy, the Committee shall review and, in its discretion, may ratify the related-person transaction. Any ongoing related-person transactions are reviewed annually to evaluate whether they should be permitted to continue.

Related-Person Transaction Considerations

As appropriate for the circumstances, the Nominating and Corporate Governance Committee (or the Committee Chair) will review and consider:

- the related person's interest in the related-person transaction

- the approximate dollar value of the amount involved in the related-person transaction

- the approximate dollar value of the related person's interest in the transaction without regard to any profit or loss

- whether the transaction was undertaken in the ordinary course of State Street's business

- whether the transaction with the related person is on terms no less favorable to State Street than terms that could be reached with an unrelated third-party

- the purpose of the transaction and the potential benefits to State Street

- any other information regarding the related-person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction

The Nominating and Corporate Governance Committee reviews all relevant information available about the transaction. The Committee may approve the transaction only if the Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of the Company and its shareholders. The Committee may, in its sole discretion, impose such conditions as it deems appropriate on State Street or the related person in connection with approval of the related-person transaction.

In addition to the transactions that are excluded by the instructions to the SEC's related-person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related-person transactions for purposes of this policy:

- interests arising solely from the related person's position as an executive officer, employee or consultant of another entity (whether or not the person is also a director of such entity) that is a party to the transaction, where (1) the related person and their immediate family members do not receive any special benefits as a result of the transaction and (2) the annual amount involved in the transaction equals less than the greater of $1 million or 2% of the consolidated gross revenues of the other entity that is a party to the transaction during that entity's last completed fiscal year; or

- a transaction that involves discretionary charitable contributions from State Street to a tax-exempt organization where a related person is a director, trustee, employee or executive officer, provided the related person and their immediate family members do not receive any special benefits as a result of the transaction, and further provided that, where a related person is an executive officer of the tax-exempt organization, the amount of the discretionary charitable contributions in any completed year in the last 3 fiscal years is not more than the greater of $1 million, or 2% of that organization's consolidated gross revenues in the last completed fiscal year of that organization (in applying this test, State Street's automatic matching of director or employee charitable contributions to a charitable organization will not be included in the amount of State Street's discretionary contributions)

Jamie Louise Timby Barron is the daughter of Sarah Timby, State Street's Executive Vice President and Chief Administrative Officer. Jamie Louise Timby Barron has been employed with State Street since March 2024. In 2024, while Sarah Timby served as an executive officer of State Street, Jamie Louise Timby Barron received total compensation of less than $250,000. Jamie Louise Timby Barron's compensation is determined by her manager and her division's leadership in accordance with standard Company compensation practices applicable to similarly situated employees. After considering the related-person transaction considerations outlined above, the Nominating and Corporate Governance Committee ratified the employment relationship between State Street and Jamie Louise Timby Barron.

Based on information provided by the directors and executive officers, no other related-person transactions are required to be reported in this proxy statement under applicable SEC regulations. In addition, neither State Street nor the Bank has extended a personal loan or extension of credit to any of its directors or executive officers.

Human Capital

State Street's employees are key to our long-term performance. Our employees drive the Company's strategy, innovate better ways to serve our clients and act as custodians of our reputation. We seek to empower our employees by providing development and learning opportunities to help each person reach their full potential. Our Board's Human Resources Committee has oversight of human capital management. A management-level committee, the Enterprise Talent Management Committee, provides leadership and input on all aspects of our global talent-related initiatives that support achievement of our strategic priority to become a higher-performing organization. As of December 31, 2024, we had approximately 53,000 employees in 34 countries, with approximately 77% of our employees located outside the United States.

Our focus on attracting, developing, motivating and retaining employees is a key enabler of our corporate strategy:



Attract	**Develop**	**Motivate and Retain**
Our recruiting efforts are focused on attracting the industry's top performers in markets that align with the current demands and ever-changing nature of our business.	Instilling our culture traits, promoting an environment in which employees feel encouraged to learn and grow in their careers and supporting them in strengthening our communities helps us develop the talented individuals we recruit.	Motivating our employees to do their best requires clear alignment between our strategy, culture and performance management approach.

Attract

We believe that an inclusive culture where employees feel valued, engaged and empowered makes State Street a more desirable place to work, helps us attract and retain employees as they grow in their careers, and fosters an environment that enhances each individual's sense of belonging, productivity and professional satisfaction. Our goal is to provide employees with a clear and compelling value proposition that connects them to a motivating purpose and reinforces their impact on business strategy, ensures they understand the value of their contributions, and creates an environment where all employees can thrive and succeed. We encourage integrity and ethical decision making and provide multiple avenues for employees to speak up about behavior inconsistent with our values. We offer comprehensive and flexible benefit programs to meet the changing needs of our employees and their families, including by maintaining physical, emotional and financial wellness programs, providing parental and caregiver support benefits, and offering special paid time off for community involvement. We support equal pay for equal work and apply a global policy to not ask for compensation history for both internal and external hires.

Develop

We aim to promote strong levels of employee commitment and connection to the Company by providing an environment that supports our diverse employee population in amplifying behaviors that drive our business strategy and improve our organizational effectiveness. We provide monetary and non-monetary recognition for specific behaviors that drive our business strategy and culture, including by recognizing employees who role model our culture traits and who exhibit exemplary risk management performance. Our learning and development efforts align with our strategy, helping employees to learn new and strengthen existing skills that are needed to drive our long-term performance. We offer internship and rotational programs to develop high-performing recent graduates to position them for early career success. We also provide leadership development programs and tailored development opportunities for high-potential employees to build our internal talent pipeline for future leadership roles and we offer a global education assistance program to support employees in fulfilling their career goals. We also impact communities around the world through employee volunteering and financial support, including by partnering with charitable organizations through direct financial support from the State Street Foundation, matching employee donations and encouraging skills-based volunteering to support local non-profit organizations and drive employee engagement.

Motivate and Retain

We cascade our strategy, vision and goals throughout our organization, align individual performance expectations with those goals, and encourage managers to have frequent performance discussions with their teams. We motivate and reward employees with competitive incentive compensation opportunities and employ a pay-for-performance philosophy by differentiating pay to reward our highest performers. We align employee and shareholder interests by delivering a portion of incentive compensation in deferred equity-based pay to employees with higher pay levels. We also work to retain our top talent, upskilling our workforce and continuously evolving our internal mobility approach to provide employees a wide array of opportunities to build and sustain their careers with State Street.

Item 1: Election of Directors

**The Board of Directors unanimously recommends that you vote
FOR
each of the nominees for director (Item 1 on your proxy card)**

Each director elected at the 2025 annual meeting of shareholders will serve until the next annual meeting of shareholders, except as otherwise provided in State Street's by-laws. Of the 11 director nominees, 10 are non-management directors and one serves as the CEO and President of State Street. All of the non-management director nominees are independent, as determined by the Board under the applicable definition in the NYSE listing standards and the State Street Corporate Governance Guidelines.

Pursuant to State Street's by-laws, the Board has fixed the number of directors at 11. Unless contrary instructions are given, shares represented by proxies solicited by the Board of Directors will be voted for the election of the 11 director nominees listed below. We have no reason to believe that any nominee will be unavailable for election at the annual meeting. In the event that one or more nominees is unexpectedly unavailable to serve, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors to be elected at the annual meeting. Information relating to each nominee for election as director is described below, including:

- age and period of service as a director of State Street

- business experience during at least the past five years (including directorships at other public companies)

- community activities

- other experience, qualifications, key skills and attributes that led the Board to conclude the director should continue to serve as a director of State Street

The Board of Directors recommends that shareholders approve each director nominee for election. See "Corporate Governance at State Street—Board Composition" for a further discussion of the Board's process and reasons for nominating these candidates.



Marie A. Chandoha

Age: 63
Director Since: 2019
Independent Director

Qualifications and Attributes

Offers valuable expertise in transforming businesses in the financial services and asset management industries guiding State Street's strategic initiatives

- Leadership in technological and product innovation, and business transformation

- Strong governance and risk management experience

Key Skills

 Cyber, Tech & Data

 Operational Transformation

Financial Services

 Risk Management

---

Board Roles and Committees

- Examining and Audit
- Executive
- Risk **(Chair)**
- Technology and Operations

Education

- Harvard University (B.A.)

Citizenship

- United States

Professional Highlights

- Charles Schwab Investment Management, Inc., the investment management subsidiary of Charles Schwab Corporation, an NYSE-listed brokerage and wealth management firm, President and Chief Executive Officer (2010-2019)
- BlackRock, Inc., Managing Director, Head, ETF, Index and Model-Based Fixed Income Portfolio Management (2009-2010)
- Barclays Global Investors, Global Head of Fixed Income Business prior to acquisition by BlackRock, Inc. (2007-2009)
- Wells Capital Management, Co-Head and Senior Portfolio Manager of the Montgomery Fixed Income Division (1999-2007)

Other Experience

- Zoe Financial, Inc., Advisory Committee member
- Nature Conservancy, California chapter, Former Chair
- Investment Company Institute, Former Member Board of Governors and Executive Committee

Public Company Directorships

- Macy's Inc., Director (2022-present)
- Dynex Capital, Inc., Director (2024-present)



DonnaLee A. DeMaio

Age: 66
Director Since: 2022
Independent Director

Qualifications and Attributes

Contributes significant auditing and operational experience in highly regulated entities in the financial services and insurance industries offering State Street a financial oversight perspective

- Audit, controls and risk management experience

- Leadership in modernizing technology and significantly transforming organizations

Key Skills

 Finance & Accounting    Operational Transformation

Legal & Regulatory   Risk Management

Board Roles and Committees
- Examining and Audit
- Technology and Operations

Education
- Muhlenberg College (B.A.)

Citizenship
- United States

Professional Highlights

- American International Group, Inc. (AIG), General Insurance, an NYSE-listed global finance and insurance company, Executive Vice President and Global Chief Operating Officer (2018-2019), Chief Auditor (2017-2018) and other senior management and subsidiary entity positions (2012-2019)
- MetLife Bank N.A., President and Chief Executive Officer (2005-2012) and Vice President and Chief Financial Officer (2002-2005)
- PricewaterhouseCoopers, National Consulting Partner and other roles (1983-2002)

Other Experience

- Certified Public Accountant (CPA)

Public Company Directorships

- Hiscox Ltd., Director (2021-present)



Amelia C. Fawcett

Age: 68

Director Since: 2006

Lead Independent Director

Qualifications and Attributes

Provides valuable perspective on international financial markets and the dynamic, highly-regulated landscape in which State Street operates

- Extensive experience in and knowledge of the global financial services industry

- Significant strategic, operational risk and corporate affairs experience

- Understanding of complex regulatory and compliance frameworks

Key Skills

 Governance & Social

 Global Business Perspective

 Financial Services

 Risk Management

Board Roles and Committees
- **Lead Director (since 2019)**
- Executive
- Human Resources
- Nominating and Corporate Governance

Education
- Wellesley College (B.A.)
- University of Virginia (J.D.)

Citizenship
- United States
- United Kingdom

Professional Highlights

- Kinnevik AB, a Nasdaq Stockholm-listed long-term oriented investment company, Director and Chairman (2018-2021)
- Morgan Stanley, Vice Chairman and Chief Operating Officer of European, Middle East and Africa Operations and other senior management positions (1987-2006)
- Standard Board for Alternative Investments, Chairman (U.K.) (2011-2021)
- Bermuda Monetary Authority (BMA), Financial Policy Council Member (2016-present)

Other Experience

- Wellcome Trust, Former Governor
- Royal Botanic Garden, Chair (Kew)
- International Advisory Panel on Biodiversity Credits, Co-Chair
- Circular Bioeconomy Alliance, Chair
- HM Treasury, Former Non-Executive Director
- Bank of England, Former Member of the Court of Directors
- The Prince of Wales's Charitable Foundation, Former Chairman
- Project HOPE UK, Trustee
- Commander of the Order of the British Empire; Dame Commander of the Order of the British Empire; and Commander of the Royal Victorian Order

Public Company Directorships

- Kinnevik AB, Former Director and Chairman (2011-2021)



William C. Freda

Age: 72

Director Since: 2014

Independent Director

Qualifications and Attributes

Contributes key insights and perspectives to State Street on risk management, complex audit and accounting matters

- Strategic insights on international expansion and client relationship management

- Extensive experience advising audit committees, boards of directors and senior management

Key Skills

 Financial Services    Finance & Accounting

 Legal & Regulatory   ⚠ Risk Management

Board Roles and Committees

- Examining and Audit **(Chair)**
- Executive
- Nominating and Corporate Governance
- Risk

Education

- Bentley University (B.S.)

Citizenship

- United States

Professional Highlights

- Deloitte, LLP, Senior Partner and Vice Chairman (2011-2014), Managing Partner of Client Initiative (2007-2011) and Member of the U.S. Executive Committee, with a 40-year career spanning multiple positions (1974-2014)

Other Experience

- Guardian Life Insurance Company, Director
- Deloitte Touche Tohmatsu Limited, Former Director
- Bentley College, Former Trustee
- Certified Public Accountant (CPA)

Public Company Directorships

- Hamilton Insurance Group, Director (2014-present)



Patricia M. Halliday

Age: 58
Director Since: 2024
Independent Director

Qualifications and Attributes

Significant experience assessing and establishing risk management frameworks across investment, corporate and banking organizations, offering State Street strong financial services risk oversight expertise

- Global perspective and leadership experience in strategic planning, finance and governance

- Extensive experience engaging with regulatory authorities for complex financial institutions

Key Skills

 Financial Services

 Governance & Social

Legal & Regulatory

 Risk Management

Board Roles and Committees

- None assigned

Education

- University of Liverpool (B.A.)

Citizenship

- United Kingdom
- Ireland

Professional Highlights

- Santander UK PLC and Santander UK Group Holdings PLC, both wholly-owned subsidiaries of Banco Santander S.A., a retail and commercial bank with a global presence based in Spain, Chief Risk Officer (2017-2020)

- GE Capital International Holdings Limited, a wholly-owned subsidiary of GE Capital, Chief Risk Officer (2011-2017)

- Deutsche Bank, Managing Director, Credit Risk - Global Head of Leveraged & Structured Finance (2006-2011)

- Barclays Capital, a business of Barclays PLC, Director, Credit Risk (2000-2006)

Other Experience

- Toronto-Dominion Bank Europe Limited, Director

Public Company Directorships

- Close Brothers Group PLC, Director (2021-present)



Sara Mathew

Age: 69

Director Since: 2018

Independent Director

Qualifications and Attributes

Provides an innovative and global perspective on State Street's business, finance and technology positioning

- Considerable finance, technology and corporate strategy experience

- Leadership in overseeing a diverse grouping of international consumer-focused companies

Key Skills

 Cyber, Tech & Data

 Operational Transformation

 Finance & Accounting

 Governance & Social

Board Roles and Committees

- Examining and Audit
- Executive
- Human Resources **(Chair)**
- Lead Director Elect[1]

Education

- University of Madras, India (B.S.)
- Xavier University (M.B.A.)

Citizenship

- United States

Professional Highlights

- Dun & Bradstreet Corporation, Chairman and Chief Executive Officer (2010-2013), President and Chief Operating Officer (2007-2009) and Chief Financial Officer (2001-2007)
- Procter & Gamble, Senior Manager with roles in finance, accounting, investor relations and brand management (1983-2001)

Other Experience

- Star Mountain Capital, LLC, Senior Advisor
- Federal Home Loan Mortgage Corporation, Former Non-Executive Chair

Public Company Directorships

- Dropbox, Director (2021-present)
- Carnival Corporation & Carnival plc, Director (2022-present[2])
- Reckitt Benckiser Group, plc, Former Director (2019-2022)
- Xos, Inc., Former Director (2021-2022)
- NextGen Acquisition Corporation, Former Director (2020-2021)

---

1 As mentioned in Dame Amelia's letter to shareholders beginning on page 1 of this proxy statement, in March 2025, the Board appointed Sara Mathew to serve as our independent Lead Director, commencing following the 2025 annual meeting of shareholders and subject to her re-election as a director at the annual meeting.

2 Ms. Mathew is not standing for re-election to the Carnival Corporation & plc Boards of Directors and will step down with effect at the conclusion of the 2025 Carnival Corporation & plc annual meetings of shareholders scheduled to be held on April 16, 2025.



William L. Meaney

Age: 64
Director Since: 2018
Independent Director

Qualifications and Attributes

Offers State Street an acute global viewpoint on corporate strategy and business expansion by leading and developing large U.S. and international companies

- Experience across both established and emerging markets

- Innovative leader in digital and corporate transformation

Key Skills

 Cyber, Tech & Data

 Operational Transformation

 Governance & Social

 Global Business Perspective

Board Roles and Committees

- Executive
- Human Resources
- Nominating & Corporate Governance **(Chair)**

Education

- Rensselaer Polytechnic Institute (B.S.)
- Carnegie Mellon University (M.B.A.)

Citizenship

- United States
- Switzerland
- Ireland

Professional Highlights

- Iron Mountain, Inc., an NYSE-listed information management and data backup and recovery company, President, Chief Executive Officer and Director (2013-present)
- Zuellig Group, Chief Executive Officer (2004-2012)

Other Experience

- President's Council of Massachusetts General Hospital, Member
- Rensselaer Polytechnic Institute, Former Trustee
- Carnegie Mellon University, Former Trustee

Public Company Directorships

- Iron Mountain, Director (2013-present)



Ronald P. O'Hanley

Age: 68
Director Since: 2019
Executive Director

Qualifications and Attributes

Provides extensive leadership, executive management and operational experience in asset management and global financial services to navigate and develop State Street's strategic priorities

- Leadership in data management, client experience and technology enhancement

- Substantial experience in international business and highly regulated financial institutions

Key Skills

 Financial Services

 Global Business Perspective

Governance & Social

 Strategic Development

Board Roles and Committees

- **Chairman of the Board**
- Executive **(Chair)**
- Risk

Education

- Syracuse University (B.S.)
- Harvard University (M.B.A.)

Citizenship

- United States

Professional Highlights

- State Street Corporation, Chairman, President and Chief Executive Officer (2023-present), Chairman and Chief Executive Officer (2020-2023), President and Chief Executive Officer (2019-2020), President and Chief Operating Officer (2017-2019), Vice Chairman (2017)
- State Street Global Advisors, Chief Executive Officer and President (2015-2017)
- Fidelity Investment, Inc., President, Asset Management & Corporate Services (2010-2014)
- BNY Mellon Asset Management, Chief Executive Officer and President (2007-2010) and other senior management positions (1997-2007)

Other Experience

- The Ireland Funds, Director
- Beth Israel Lahey Health, Trustee
- The Boston Foundation, Former Director

Public Company Directorships

- Unum Group, Director (2015-present)



Sean P. O'Sullivan

Age: 69

Director Since: 2017

Independent Director

Qualifications and Attributes

Brings vast experience to State Street in managing operational and technology growth and challenges in the financial services industry

- Extensive understanding of company effectiveness and efficiencies

- Leadership in business transformation, technology and organizational restructuring

Key Skills

 Finance & Accounting

 Operational Transformation

Cyber, Tech & Data

Risk Management

Board Roles and Committees

- Executive
- Risk
- Technology & Operations **(Chair)**

Education

- Western University (B.A.)

Citizenship

- Canada
- Ireland
- United Kingdom

Professional Highlights

- HSBC Holdings, plc., Group Managing Director and Group Chief Operating Officer (2011-2014); Executive Director and Chief Technology and Services Officer, HSBC Bank, plc. (2007-2010), and other senior management positions (1980-2007)

Other Experience

- University of British Columbia, Information Technology Advisory Committee, Member

- York University Foundation, Former Trustee

Public Company Directorships

- None



Julio A. Portalatin

Age: 66

Director Since: 2021

Independent Director

Qualifications and Attributes

Provides strong international background and experience in the strategic leadership and operation of complex global businesses guiding State Street's global footprint

- Thought leader on the changing workforce, human capital and diversity

- Leadership in risk management practices and simplified business solutions

Key Skills

 Cyber, Tech & Data

 Operational Transformation

 Governance & Social

 Risk Management

Board Roles and Committees
- Human Resources
- Risk

Education
- Hofstra University (B.S.)

Citizenship
- United States

Professional Highlights

- Marsh & McLennan Companies, an NYSE-listed professional services firm, Vice Chair (2019-2020), Mercer Consulting Group, Inc., a business of Marsh & McLennan Companies, President and Chief Executive Officer, (2012-2019)
- American International Group (AIG), President and Chief Executive Officer, Emerging Markets region (2011-2012)
- Chartis Growth Economies, President and Chief Executive Officer, (2010-2011)
- AIG Europe, S.A., President and Chief Executive Officer (2008-2010); Worldwide Accident and Health American International Underwriters, President (2003-2008)

Other Experience

- Truist Insurance Holdings, Director
- ServPro, Director
- Covenant House International, Director
- Hofstra University, Director
- AARP, Former Director

Public Company Directorships

- None



John B. Rhea

Age: 59

Director Since: 2021

Independent Director

Qualifications and Attributes

Brings to State Street extensive experience in corporate finance, capital markets and consulting for large complex organizations on mergers and acquisitions

- Trusted advisor on strategic planning and transaction financing

- Insights on real estate and corporate advisory services

Key Skills

 Financial Services

Global Business Perspective

Governance & Social

Strategic Development

Board Roles and Committees

- Examining and Audit
- Technology & Operations

Education

- Wesleyan University (B.A.)
- Harvard Business School (M.B.A.)

Citizenship

- United States

Professional Highlights

- Centerview Partners LLC, an independent investment banking and advisory firm, Partner (2020-present)
- RHEAL Capital Management, LLC, a real estate development and investment firm, Founder and Managing Partner (2014- present)
- Siebert Williams Shank & Co., LLC, an independent non-bank financial services firm, Senior Advisor and President, Corporate Finance and Capital Markets (2017-2020)
- Boston Consulting Group, Senior Advisor (2014-2017)
- New York City Housing Authority, Chair and Chief Executive Officer (2009-2014)

Other Experience

- Red Cross Greater New York, Director
- University of Detroit Jesuit School, Former Director
- Wesleyan University, Former Director

Public Company Directorships

- Invitation Homes, Inc., Director (2015-present)

Directors Not Standing for Reelection at the 2025 Annual Meeting

Patrick de Saint-Aignan's service as director will end at the 2025 annual meeting of shareholders, and the Board thanks him for his years of service. Mr. de Saint-Aignan served on the Risk Committee and the Technology and Operations Committee during 2024 and has been a member of State Street's Board of Directors since 2009.

Gregory L. Summe's service as director will also end at the 2025 annual meeting of shareholders, and the Board thanks him for his years of service. Mr. Summe served on the Human Resources Committee and the Nominating and Corporate Governance Committee during 2024 and has been a member of State Street's Board of Directors since 2001.

Executive Compensation

Compensation Discussion and Analysis

In this compensation discussion and analysis (CD&A), we describe our approach to executive compensation and our compensation decisions for 2024 for the following named executive officers (NEOs):

- **Ronald P. O'Hanley** — Chairman, Chief Executive Officer (CEO) and President

- **Eric W. Aboaf** — Former Vice Chairman and Chief Financial Officer (CFO)

- **Joerg Ambrosius** — Executive Vice President and President of Investment Services

- **Bradford Hu** — Executive Vice President and Chief Risk Officer (CRO)

- **Yie-Hsin Hung** — President and CEO of State Street Global Advisors

In this CD&A, references to the HRC are references to the Human Resources Committee of the Board, and references to Other NEOs are references to Ms. Hung and Messrs. Ambrosius and Hu. Mr. Aboaf ceased serving as Vice Chairman and CFO and departed State Street on February 13, 2025. Due to the timing of his departure, Mr. Aboaf did not receive an incentive award for the 2024 performance year.

Executive Summary

Corporate Performance Summary

During 2024, we executed on our strategy to increase fee revenue growth while continuing to transform our operating model, enhance our capabilities and support our clients. We also demonstrated business momentum with continued strong sales in our Investment Servicing and Investment Management businesses. These efforts contributed to strong results for the year, including both positive fee and total operating leverage* supported by record NII for the Company, and, overall, exceeded our 2024 financial outlook. Our 2024 performance results include:

- ✓ Financial results that reflect the strategic and financial progress we are making, including (all comparisons to 2023):
    - o Improved earnings per share (EPS), pre-tax margin and return on average common equity (ROE), reflecting higher total revenue
    - o Total fee revenue improved, driven by higher management fee revenue, foreign exchange (FX) trading services revenue, other fee revenue, and servicing fee revenue
    - o NII increased to a Company-record level for the second consecutive year, primarily due to higher investment securities yields and loan growth
    - o Total expenses declined, primarily reflecting the effects of notable items in 2023. Excluding notable items, expenses increased, reflecting higher revenue and performance related costs and approximately $375 million of incremental technology and business growth investments that were more than offset by approximately $500 million in gross year-over-year expense savings from ongoing productivity initiatives
- ✓ Total shareholder return (TSR) exceeded the KBW Bank Index on a three- and five-year basis**
- ✓ Continued strong sales in our investment servicing business, including seven new reported State Street Alpha® mandates and continued delivery of new functionality***
- ✓ Our investment management business, State Street Global Advisors, generated Company-record management fee revenue, exchange-traded fund (ETF) net inflows and ETF assets under management (AUM) as of year-end. We also continued to gain market share in key segments and continued innovating to deliver new products and strategic partnerships
- ✓ Our markets and financing business, State Street Global Markets, generated strong revenue growth in FX trading services despite lower average FX volatility throughout 2024, supported by higher client volumes, while developing new product capabilities and expanding geographic reach
- ✓ Returned approximately $2.2 billion to our shareholders in the form of common share repurchases and common stock dividends
- ✓ Improved service quality, broadening and deepening existing client relationships
- ✓ Completed the consolidation of our final joint venture in India, further advancing the plan to transform our operating model to unlock efficiency savings and improve client experience
- ✓ Continued to invest in our talent to drive performance and retain our best performers, achieved year-over-year improvements in employee engagement and executed on key organizational changes
- ✓ Effectively managed financial risk amid uncertain market conditions, including a shifting global monetary policy environment and escalating geopolitical risks, and progressed enhancements to key risk programs and processes

* Fee operating leverage is the rate of growth of total fee revenue less the rate of growth of total expenses, relative to the corresponding prior year period, as applicable. Operating leverage is the rate of growth of total revenue less the rate of growth of total expenses, relative to the corresponding prior year period, as applicable.

** As of January 1, 2024, the KBW Bank Index comprised State Street, our Direct Peers (Northern Trust Corporation and The Bank of New York Mellon Corporation) and 21 other constituents with which we competed in some aspects of our businesses.

*** Our State Street Alpha platform combines portfolio management, trading and execution, analytics and compliance tools, and advanced data aggregation and integration with other industry platforms and providers.

Additional performance indicators used in our executive compensation program are presented under "Performance and Compensation Decisions." State Street's 2024 performance is reviewed in greater detail, along with relevant risks associated with our business, results of operations and financial condition, in our 2024 annual report on Form 10-K, which accompanies this proxy statement and was previously filed with the SEC.

Compensation Philosophy

Our executive compensation program is designed to drive Company and individual performance and to align the pay ultimately received by each executive with the performance experienced by our shareholders over time by placing a strong emphasis on long-term equity-based vehicles, including performance-based equity. Our executive compensation philosophy is summarized in the following principles:

• Attract, retain and motivate our executives and drive strong leadership behaviors

• Reward our executives for meeting or exceeding Company and individual performance objectives

• Drive long-term shareholder value and align pay with performance results experienced by our shareholders

• Achieve the preceding goals in a manner aligned with sound risk management and our corporate values

Determining NEO Compensation

In determining NEO compensation, the HRC uses a total incentive compensation approach, making a single annual incentive compensation award decision. The HRC's decision is based primarily on corporate performance, with a modifier based on individual performance relative to individual financial, business and risk management-related goals, and market trends. The awards are then delivered through various short-term and long-term vehicles, including performance-based equity.

In the summary below, we describe how we determine total incentive compensation and the vehicles through which it is delivered.

    

Corporate Performance	**Individual Performance**	**Final 2024 Incentive Compensation Decision**
(Sets baseline amount of incentive compensation award, subject to adjustment for individual performance and market factors)	*(Drives adjustment of up to +/- 30% from corporate performance factor)*	*(Incentive compensation awards may vary from 0 – 200% of target)*

Corporate Performance Evaluation. To determine our NEOs' incentive compensation awards for 2024, the HRC started by evaluating overall corporate performance relative to our financial, business and risk management goals. These goals were set at the beginning of 2024 and were measured during the year, using both qualitative and quantitative assessments. Based on an overall corporate performance assessment of "Above Expectations," the HRC applied a corporate performance factor of 115% for 2024. Detail on each performance area is provided under "Performance and Compensation Decisions—Corporate Performance."

Corporate Performance (Range: 0 – 200%)

The HRC applied a corporate performance factor of

115% of Target

for the 2024 performance year incentive compensation awards made to our CEO and Other NEOs

Individual Performance Evaluation and Market Factors. Following its evaluation of corporate performance, the HRC assessed each NEO's performance against individual financial, business and risk management objectives. Detail on the HRC's assessments of performance against individual goals for the NEOs is provided under the heading "Performance and Compensation Decisions—Individual Performance and Compensation Decisions." The HRC also considered market trends in determining final NEO incentive compensation awards.

Individual NEO Performance (Range: +/-30%)

The HRC made

Adjustments for Individual NEO performance ranging from 0% to +10%

for the 2024 performance year incentive compensation awards made to our CEO and Other NEOs

Incentive Compensation Mix. The HRC uses a total incentive compensation approach, making a single incentive compensation award decision and delivering that award in various short-term and long-term vehicles, as summarized below and described in more detail under "Compensation Vehicles."

As in past years, the HRC designed the 2024 incentive compensation mix to emphasize the link between pay and the performance experienced by our shareholders over time, as described in more detail below under "Executive Summary—Linking Pay with Performance Over Time." The HRC strives to accomplish this goal by delivering a substantial proportion of our NEOs' incentive compensation in the form of long-term equity-based vehicles. Each NEO's long-term equity awards are also significantly performance-based, with more than 60% delivered through performance-based RSUs for our CEO and Other NEOs, as described in more detail below under "Compensation Vehicles—Performance-Based RSUs."

The HRC historically awarded incentive compensation to our NEOs with a significant percentage deferred in long-term vehicles, including cash-settled restricted stock units (CRSUs) and a deferred cash vehicle (Deferred Value Awards, or DVAs). Deferred compensation for our CEO since the 2020 performance year was delivered in a range of 90-100% long-term, deferred vehicles, exceeding most of our peers during that time. To better align the mix between short-term and long-term vehicles with our Compensation Peer Group, while maintaining an emphasis on deferred long-term incentive compensation, the HRC eliminated the deferred cash components of incentive compensation for the 2024 performance year.

For the 2024 performance year[(1)],

- 75% of incentive compensation for our CEO and 65% for Other NEOs was delivered in long-term deferred equity vehicles; and
- 50% of incentive compensation for our CEO and 40% for Other NEOs was tied to specific long-term performance metrics (i.e., performance-based RSUs).



CEO Incentive Compensation Mix

Equity-Based Incentives = 75%
Deferred Incentives = 75%
Cash
25%
Performance-Based RSUs
50%
Deferred Stock Awards (DSAs)
25%

Deferred Compensation: 75%
Non-Deferred Compensation: 25%
Total Equity-Based Compensation: 75%
Total Cash-Based Compensation: 25%

Performance-based equity comprised 67% of the long-term incentive for the CEO and 62% of the long-term incentive for the Other NEOs

Other NEO Incentive Compensation Mix

Equity-Based Incentives = 65%
Deferred Incentives = 65%
Cash
35%
Performance-Based RSUs
40%
DSAs
25%

Deferred Compensation: 65%
Non-Deferred Compensation: 35%
Total Equity-Based Compensation: 65%
Total Cash-Based Compensation: 35%

(1) Mr. Ambrosius is subject to local remuneration requirements based on his role and employment in Germany, which impact the structure and form of his incentive compensation as compared to Mr. Hu and Ms. Hung, as described in more detail below under "Compensation Vehicles." For the 2024 performance year, the cash portion of Mr. Ambrosius' incentive compensation consists of 15% immediate cash and 20% DVAs, resulting in deferred incentives of 85%.

Linking Pay with Performance Over Time

The HRC reviews, evaluates and approves our executive compensation program annually, and designs our executive compensation program to align pay with performance and shareholder interests over time. Realizable pay (the value of prior incentive compensation awards granted)[1] reflects both our shareholders' experience and our performance against the targets set under our performance-based RSU program.

The charts below display awards granted to our CEO for 2021 through 2023 performance and include the impact of changes in our stock price since the awards were granted and our performance against the targets set for the performance-based RSUs that comprised a significant part of these awards.[2] The value of incentive compensation ultimately received by our CEO (and, likewise, our Other NEOs) will continue to be impacted by these factors prior to vesting. **While the graphs below summarize how the HRC views the alignment of pay with performance for our CEO over time, it is not a substitute for the tables and disclosures required by SEC rules.**

CEO Pay (2021 – 2023 Performance Years)


2021 Performance Year
TSR Since Award(3): +21.9%
-4.4%
$15.5
$14.8
Awarded(4)
Realizable(2)
2022 Performance Year
TSR Since Award(3): +19.9%
+2.6%
$13.5
$13.8
Awarded(4)
Realizable(5)
2023 Performance Year
TSR Since Award(3): +37.0%
+78.6%
$11.1
$19.8
Awarded(4)
Realizable(5)
Immediate Cash and DVAs
CRSUs
DSAs
Performance-Based RSUs
Note: $ in millions

(1) Realizable value reflects the value of CRSUs, DSAs and performance-based RSUs based on the closing share price of our common stock on the New York Stock Exchange (NYSE) on December 31, 2024 of $98.15 (and assumes all shares are retained), plus the value of cash-based incentive compensation awarded.

(2) Current estimated realizable value of performance-based RSUs reflects performance results certified by the HRC. See also footnote 1.

(3) Reflects cumulative shareholder return, including reinvestment of dividends from respective grant dates through December 31, 2024.

(4) Reflects actual incentive compensation, as approved by the HRC based on year-end performance outcomes. While the graphs indicate how the HRC viewed the incentive compensation awarded, the referenced amounts differ from amounts reported in the Summary Compensation Table (which appears on page 64) and the Pay-versus-Performance Table (which appears on page 81) for the referenced years. For further discussion on this topic relative to the 2024 performance year, see "Individual Compensation Decisions Summary."

(5) Includes pro forma realizable value of performance-based RSUs based on performance of relevant criteria only for completed fiscal years within the three-year performance period through 2024. This performance has not been certified and is therefore subject to adjustment based on the terms of the relevant incentive compensation awards. No estimate of performance for 2025 and beyond has been made. Final payout will be based on satisfaction of the performance criteria as certified by the HRC following the end of the performance period. See also footnote 1.

Executive Transitions

In September 2024, State Street appointed Mr. Ambrosius, who had served in the role of Chief Commercial Officer, as President of our largest business, Investment Services.

In October 2024, State Street announced the departure of Eric Aboaf, our Vice Chairman and Chief Financial Officer and head of our markets and financing businesses. Mr. Aboaf continued to serve in these roles and as an executive officer through his departure on February 13, 2025. Mr. Aboaf did not receive an incentive award for the 2024 performance year. Mr. Aboaf received his base salary through his departure date, and his outstanding deferred incentive compensation awards will continue to vest according to their original terms and schedule because he had attained age 55 and completed five years of service prior to his departure and State Street deemed his notice period to have been satisfied. Mr. Aboaf also did not receive severance or other compensation enhancements in conjunction with his departure.

Shareholder Outreach and Responsiveness

In 2024, we continued an active shareholder outreach program, from which we gain additional insight into shareholder perspectives, including on our executive compensation program. We met with shareholders both before and after our 2024 "Say on Pay" vote, which received approximately 93% support at our annual meeting. During 2024, we engaged with shareholders representing approximately 57% of shares outstanding, and met with all of those who expressed an interest in providing feedback.

The HRC chair, Ms. Mathew, participated in meetings with selected shareholders, which covered topics including our executive compensation program design, corporate governance practices and corporate strategy, and our investors' perspectives on environmental and social matters. Most of the shareholders we met with expressed support for the design of our executive compensation program and appreciation for the clarity and level of transparency in our disclosures.

The valuable feedback that we receive in these meetings helps inform the design of our executive compensation program and our approach to disclosure. For example, following the enhancements we made to our long-term performance-based RSU vehicle design in 2023, we solicited feedback on the design and disclosure of those enhancements in our 2024 Proxy Statement. Although shareholders were broadly supportive of these changes, which were intended to enhance focus on the key financial drivers of our long-term strategy, several shareholders requested clarity on our total incentive compensation approach and the distinction between the long- and short-term elements of our incentive compensation awards. In response to this feedback, our 2025 Proxy Statement strives to more clearly convey how we use the delivery of incentive awards to drive shareholder alignment on an annual, or short-term, basis and from a long-term perspective, as outlined in more detail above under "Executive Summary—Incentive Compensation Mix" and "Executive Summary—Linking Pay with Performance Over Time" and below under "Compensation Vehicles."

For the 2024 performance year, informed by the continued strong support for our "Say on Pay" vote and ongoing dialogue with our investors, the HRC maintained the key pillars of our existing compensation program, including the use of performance-based RSUs, which we believe effectively align pay with performance and reflect shareholder input. Additional detail on our shareholder outreach in 2024 can be found under "Corporate Governance at State Street—Shareholder Engagement and Communications."

Sound Compensation and Corporate Governance Practices

Our NEO compensation practices are designed to support good governance and mitigate against excessive risk-taking. We regularly review and refine our corporate governance practices considering several factors, including feedback from ongoing shareholder engagement.

 **What We Do**

- Long-term performance-based equity awards in the form of performance-based RSUs

- Significant deferred equity-based incentive compensation

- Active engagement with shareholders on compensation, corporate governance and other issues

- Close interaction between the HRC and the Board's Risk Committee (RC) and Examining and Audit Committee (E&A)

- Independent compensation consultant

- Clawback and forfeiture provisions to recoup compensation following financial restatements and specified misconduct or other actions

- "Double-trigger" change-of-control required for deferred incentive compensation acceleration and cash payments

- Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines

- Non-competition and other restrictive covenants

- Annual review of incentive compensation design for alignment with risk management principles

 **What We Do Not Do**

- No option grants or option repricing

- No tax gross-up on perquisites[1]

- No multi-year guaranteed incentive awards

- No "single-trigger" change-of-control vesting or cash payments

- No change-of-control excise tax gross-up

- No short selling, options trading, hedging, pledging or speculative transactions in State Street securities

(1) Excluding (a) a small meal allowance provided as a customary benefit to all German employees, including Mr. Ambrosius, and (b) certain international assignments and relocation benefits.

Compensation Vehicles

Total compensation for our NEOs is typically delivered via base salary and incentive compensation.

Base salary is a relatively stable element of the total compensation for our CEO and Other NEOs. In compliance with local law based on Mr. Ambrosius' role and employment in Germany, an element of total compensation, which more properly reflects his professional experience and the particular duties and responsibilities of his role, is delivered as a fixed allowance.

Incentive compensation for 2024 performance was delivered through the following vehicles:[1]

Vehicle		Vehicle Description
Equity-Based Incentive Compensation (Long-Term Incentive)		
75% of incentive compensation for the CEO **65% of incentive compensation for the Other NEOs[2]**	**Performance-Based Restricted Stock Units (RSUs)** *(67% of the long-term incentive for the CEO and 62% of the long-term incentive for the Other NEOs)*	• Earned based on **Pre-Tax Margin and Fee Revenue Growth** over the **three-year performance period** (2025 - 2027) • Subject to modification based on three-year **relative TSR** (up to +/-25%) • Subject to downward modification based on three-year **ROE** (up to -100%) • Payout between 0 - 150% of target • **Vests in one installment** following the performance period
	Deferred Stock Awards (DSAs)	• **Vests in four equal annual installments** beginning in February 2026
Cash-Based Incentive Compensation (Short-Term Incentive)		
25% of incentive compensation for the CEO **35% of incentive compensation for the Other NEOs[2]**	**Cash**	• Immediate cash component that provides limited monetization of the executive's incentive compensation award[2]

(1) As described above under "Executive Summary—Executive Transitions," Mr. Aboaf departed from State Street on February 13, 2025 and did not receive an incentive award for the 2024 performance year.

(2) The following German remuneration requirements are applicable to Mr. Ambrosius' 2024 incentive compensation:

— *Equity-Based Incentive Compensation.* All equity-based incentive compensation delivered to Mr. Ambrosius, including performance-based RSUs and DSAs, is subject to a 12-month, post-vest retention period, and DSAs are immediately-vested.

— *Cash-Based Incentive Compensation.* Cash-based incentive compensation delivered to Mr. Ambrosius is delivered 15% in immediate cash and 20% in deferred cash (DVAs), which are notionally invested in a money market fund and vest in five equal annual installments beginning in February 2026.

Each of the deferred incentive compensation awards granted to our U.S. NEOs for the 2024 performance year includes non-competition and non-solicitation provisions. In addition, all incentive compensation awards granted to our NEOs are subject to clawback and forfeiture provisions as described under "Other Elements of Compensation—Adjustment and Recourse Mechanisms."

Performance-Based RSUs

Our performance-based RSUs are intended to align the incentives for our executives with our long-term performance and financial goals. The design of this vehicle is informed by long-term strategic and other considerations and shareholder feedback. In recent years, we have discussed the performance-based RSU design with our shareholders, including the benefits of a more focused structure. Informed by this feedback, the HRC approved several changes to the design of our performance-based RSU vehicle granted in 2024 intended to sharpen focus on two key financial drivers of our long-term strategy: fee revenue growth and pre-tax margin. The HRC maintained this design for performance-based RSUs granted in 2025 for 2024 performance, as described in more detail below:

2025 – 2027 Performance-Based RSU Design[1],[2],[3]			
2025 - 2027 Performance-Based RSU Metrics	Process for Setting Targets and Payout Levels	Each year, the HRC assesses targets and payout levels for new performance-based RSU awards and sets them at levels that the HRC believes are appropriate to incentivize our executives to achieve our strategic goals and enhance long-term shareholder value. The HRC believes that setting targets and payout levels that encourage focus aligned with our strategy provides substantial motivation to achieve and exceed these targets. In doing so, the HRC remains mindful not to incentivize excessive risk-taking. In setting the targets and payout levels, the HRC considers publicly-stated guidance and projections, prospective macroeconomic scenarios and current-year results, among other factors.	
	Core Performance Matrix	**Fee Revenue Growth**	• Demonstrating growth in fee revenue is a critical element of long-term shareholder value, and fee revenue represents a significant component of our total revenue • **Target for 100% payout set at 3.0%** compound annual growth rate (CAGR) over the three-year performance period
		Pre-Tax Margin	• Pre-tax margin reinforces our long-term strategy by reflecting our operating efficiency • **Target for 100% payout set at 27.5%** average annual rate over the three-year performance period[2]
	Two Performance Modifiers	**Relative TSR Modifier** promotes alignment of long-term incentive compensation award outcomes with relative shareholder returns[4]	**ROE Modifier** is designed to incentivize alignment of growth and appropriate returns on our shareholder capital

Core Performance Matrix[5]								**Relative TSR Modifier[4],[6]**			**ROE Modifier[5],[6]**			**Total Payout Range[6]**
			Fee Revenue Growth					**Three-year Relative TSR Rank**	**Overall Modifier**		**ROE**	**Overall Modifier**		
			Below Threshold	Threshold	Target	Max		0th - ≤10th %ile	-25%		≥10.0%	0%		
				1.0%	3.0%	5.0%		>10th - ≤25th %ile	-10%		9.0%	-20%		
Average Pre-Tax Margin	Below Threshold		0%	50%	75%	100%	+	>25th - <75th %ile	0%	+	8.0%	-40%	=	**0 - 150%**
	Threshold	25.0%	50%	62.5%	92.5%	137.5%		≥75th - <90th %ile	+10%		7.0%	-60%		
	Target	27.5%	62.5%	75%	100%	150%		≥90th - 100th %ile	+25%		6.0%	-80%		
	Max	29.0%	100%	125%	150%	150%					≤5.0%	-100%		

(1) Core performance metrics (fee revenue growth and average pre-tax margin) and average ROE are presented on a non-GAAP basis in this section, reflecting adjustments described in footnote 2. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP.

(2) Both core performance metrics (fee revenue growth and average pre-tax margin) and average ROE are subject to adjustment for pre-established, objectively determinable factors. Prior to granting the performance-based RSU award, the HRC establishes the factors that could affect the performance measures during the performance period, which are then excluded from the performance measure

calculation, such as: changes in accounting principles, tax or banking law or regulations; acquisitions, dispositions and similar transactions and related securities issuances and expenses; restructuring charges and expenses; and litigation or regulatory settlements arising from events that occurred prior to the performance period. In addition, the HRC retains the discretionary right to disregard any calculation adjustment that would result in an increase to the core performance metrics or to average ROE, and to reduce the payout under the award for other material items or events.

(3) Calculation of average pre-tax margin and average ROE for the performance-based RSUs reflects a simple average of the achievement in each year in the performance period. Calculation of fee revenue growth is performed using the CAGR during the performance period.

(4) KBW Bank Index is used for relative comparisons, reflecting an external benchmark that includes our Direct Peers (Northern Trust Corporation and The Bank of New York Mellon Corporation) and other firms with which we compete in some aspects of our businesses and consistent with our shareholder return presentations in our Annual Report on Form 10-K.

(5) Bilinear interpolation is used between the points shown in the Core Performance Matrix (other than points "Below Threshold") and linear interpolation is used between the points shown in the ROE Modifier table.

(6) The Relative TSR Modifier and ROE Modifier percentages are added to the payout outcome determined based on the Core Performance Matrix, except that the final payout percentage shall not be greater than 150% nor less than 0%. Additionally, for the performance-based RSUs granted to Mr. Ambrosius, the initial percentage earned is subject to further adjustment in accordance with the Company's EMEA Risk Adjustment Guidelines in effect from time to time.

Prior Year Performance-Based RSU Awards.[1] The performance-based RSUs granted for 2021 performance were earned at 61.5% of target in February 2025 based on the design and 2022 – 2024 performance as follows:[2]

Core Performance Metrics (equally weighted)[3]										Relative TSR Modifier[4]			Total Payout Range
	ROE	2022-2024 Payout %			Pre-tax Margin	2022-2024 Payout %			Fee Revenue Growth	2022-2024 Payout %		Three-year Relative TSR Percentile Rank	Overall Modifier %	
No Payout	<8.0%	0%	**+**	No Payout	<24.0%	0%	**+**	No Payout	<1.0%	0%	**+/-**	0th – ≤10th %ile	-25%	**=** 0 – 150%
Threshold	8.0%	50%		Threshold	24.0%	50%		Threshold	1.0%	50%		>10th – ≤25th %ile	-10%	
Target	11.0–13.0%	100%		Target	29.0–30.0%	100%		Target	4.0%	100%		>25th – <75th %ile	0%	
Maximum	≥18.0%	150%		Maximum	≥34.0%	150%		Maximum	≥7.0%	150%		≥75th – <90th %ile	+10%	
												≥90th – 100th %ile	+25%	
Actual		*11.5%*		*Actual*		*27.4%*		*Actual*		*0.2%*		*Actual*	*48th %ile*	*Actual 61.5%*

(1) For additional information about the terms of these awards, see the narrative discussion following the "2024 Grants of Plan-Based Awards" table, the "Outstanding Equity Awards at Fiscal Year-End, December 31, 2024" table and our prior year proxy statements.

(2) Achievement of ROE and pre-tax margin targets for the performance-based RSUs granted for 2021 performance and completed in 2024 is calculated based on a simple average of the achievement in each year in the performance period. Achievement of the fee revenue growth target is calculated based on the CAGR during the performance period. Each of the ROE, pre-tax margin and fee revenue growth metrics are weighted equally.

ROE, pre-tax margin and fee revenue growth are subject to adjustment for pre-established, objectively determinable factors. Prior to granting the performance-based RSU award, the HRC establishes the factors that could affect the performance measures during the performance period, and which are then excluded from the performance measure calculation, such as: changes in accounting principles, tax or banking law or regulations; acquisitions, dispositions and similar transactions and related securities issuances and expenses; restructuring charges and expenses; and litigation or regulatory settlements arising from events that occurred prior to the performance period. In addition, the HRC retains the discretion to disregard any calculation adjustment that would result in an increase to average ROE, average pre-tax margin or fee revenue growth measured on a CAGR basis, and to reduce the payout under the award for other material items or events.

For the 2021 performance year performance-based RSUs, the HRC approved adjustments to the three-year average GAAP ROE of 11.5%, the three-year average GAAP pre-tax margin of 27.4% and the three-year GAAP fee revenue growth (CAGR) of 0.2% to account for: changes in tax or banking law or regulations; acquisitions, dispositions and similar transactions and related expenses; restructuring charges and expenses; and legal and regulatory matters. See *Appendix B* for a reconciliation of these adjustments to the GAAP-basis results.

(3) Linear interpolation is used between the points shown in this table.

(4) The Relative TSR Modifier percentage is added to or subtracted from the payout outcome calculated based on the three weighted metrics to determine the final payout percentage, except that the final payout percentage may be no greater than 150%. Performance-based RSU awards granted for the 2021 performance year use the S&P 500 Financial Index (Capital Markets and Banks Subsets) for relative comparison.

Performance and Compensation Decisions

Total Compensation Approach

The HRC determines the amount of individual compensation to be awarded to our NEOs by looking at total compensation, consisting of base salary and incentive compensation.

Setting Individual Target Total Compensation. The HRC establishes target total compensation levels for our NEOs each year. The targets are based on each executive's role, responsibilities and performance trend, as well as competitive and market factors and internal equity. In establishing target total compensation levels, the HRC reviews compensation market data for our Compensation Peer Group[1], supplemented with data from multiple compensation surveys and guidance from the HRC's independent compensation consultant, each described in more detail below under "Other Elements of Our Compensation-Setting Process." The Compensation Peer Group companies vary in size, business lines, the nature of executive roles, and applicable regulation status, so the HRC does not treat Compensation Peer Group data as definitive when establishing target total compensation levels. 2024 target total compensation levels are shown under "Individual Compensation Decisions Summary."

Determining Incentive Compensation Awards. The HRC's process for determining incentive compensation award amounts for the 2024 performance year is illustrated in the framework below.

The HRC evaluates overall Company performance as the primary factor and individual performance as a potential modifier. The HRC also considers market compensation levels and expected trends. Overall Company performance drives the final incentive compensation award amount unless individual performance and/or market considerations warrant an adjustment, which is limited to an addition to or subtraction from the corporate performance factor of up to thirty percent.

In evaluating performance, the HRC may consider additional factors and does not assign a specific weight to any one factor. Once the final incentive compensation amount is determined, it is delivered through the mix of vehicles shown below.

    

Preliminary Incentive Compensation Recommendation	**Individual Performance & Market Factors**	**Final 2024 Incentive Compensation Decision**
Corporate Performance *(Sets baseline amount of incentive compensation award, subject to adjustment for individual performance and market factors)*	**Individual Performance** *(Drives adjustment of up to +/- 30% from corporate performance factor)*	**Total Incentive Compensation Award** *(Incentive compensation awards may vary from 0 - 200% of target)*

Based on Corporate Performance
 	
• **Financial**
  - Key Financial Metrics
  - Total Shareholder Return
  - Absolute and Relative Performance[2]
 	
• **Business**
  - Client-Focused Objectives
  - Operating Model Objectives
  - Human Capital Objectives
 	
• **Risk Management**
  - Financial and Non-Financial Risks
	• HRC and Other Directors' Evaluation of Performance Against Individual Goals
	
	• Market Compensation Levels and Trends
		Final CEO Incentive Compensation delivered in:
		• 25% Immediate Cash
		• 25% DSAs
		• 50% Performance-based RSUs
		
		Final Other NEO Incentive Compensation delivered in:
		• 35% Immediate Cash
		• 25% DSAs
		• 40% Performance-based RSUs

(1) The HRC periodically reviews peer group data as an input into its compensation oversight decisions. The Compensation Peer Group comprises 19 companies with which we compete in some aspects of our businesses and for executive talent. Additional detail is provided under the heading "Other Elements of Our Compensation-Setting Process—Peer Groups and Compensation Market Data."

(2) Relative performance is measured separately against both our Direct Peers (Northern Trust Corporation and The Bank of New York Mellon Corporation) and the KBW Bank Index.

Corporate Performance

Evaluation Process. The HRC's evaluation of overall Company performance is based on a review of financial, business and risk management performance relative to corporate goals set at the beginning of each year. The HRC reviewed preliminary corporate performance assessments in July and December 2024, and received a final 2024 performance update in early 2025. The full Board also reviewed financial performance throughout the year, and the Risk Committee reviewed overall risk management performance in July and December 2024.

Based on its review of Company performance, the HRC concluded that State Street's overall Company performance was "Above Expectations" and that the 2024 corporate performance factor be set at 115%. Details on our corporate performance are found below.

Financial Performance. During its evaluation of fiscal year 2024 performance, the HRC reviewed financial results presented in conformity with GAAP, as well as financial results presented on a basis that excludes or adjusts one or more items from GAAP (a non-GAAP presentation). In general, our non-GAAP financial results exclude the impact of revenue and expenses outside of State Street's normal course of business or other notable items. Financial results are presented on a non-GAAP basis in this section, unless otherwise noted. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix B*.

Financial Performance Summary

HRC Evaluation Summary: 2024 financial performance was strong with both positive fee and total operating leverage, pre-tax margin expansion, and ROE and EPS growth relative to 2023. Every revenue line contributed positively compared to 2023, including growth in management fee revenue, FX trading services revenue, software and processing fees revenue, and servicing fee revenue, while delivering a second consecutive year of Company-record NII. Total expenses declined, primarily reflecting the effects of notable items in 2023. Expenses excluding notable items were well-controlled given higher revenue performance, as we took necessary steps to further streamline our organization, positioning us for long-term success. TSR exceeded the KBW Bank Index on a three- and five-year basis.

Financial Performance Results (non-GAAP, unless otherwise noted)

			Internal Performance Comparisons			External Performance Comparisons[(2),(3)]	
	2024 Actual	2023 Actual	2024 Actual vs. Prior Year	2024 Actual vs. Budget	2024 Actual ex-FX[(1)] vs. Budget	Rank vs. Direct Peers	Percentile vs. KBW Bank Index[(4)]
Total Revenue ($B)	$13.0	$12.2	+6.2%	Sig. Above	Sig. Above	2	80th
Fee Revenue ($B)	10.1	9.5	+6.3%	Above	Above	2	50th
Servicing Fee Revenue ($B)	5.0	4.9	+1.9%	At	At	3	N/A
Net Interest Income ($B)	2.9	2.8	+5.9%	Sig. Above	Sig. Above	2	80th
Expenses ($B)	9.3	9.0	+4.2%	Below	Below	2	30th
EPS ($)	8.67	7.66	+13.2%	Sig. Above	Sig. Above	3	5th
Pre-Tax Margin	27.6%	26.4%	+1.2% pts	Sig. Above	Sig. Above	3	20th
ROE (GAAP)	11.1%	8.2%	+2.9% pts	Sig. Above	Sig. Above	3	50th
1-Year TSR[(5)]	30.2%	N/A	N/A	N/A	N/A	2	40th
3-Year TSR[(5)]	16.3%	N/A	N/A	N/A	N/A	2	50th
5-Year TSR[(5)]	45.0%	N/A	N/A	N/A	N/A	2	50th

Scale for Budget Performance:	Significantly Above Expectations	Above Expectations	At Expectations	Below Expectations	Significantly Below Expectations

(1) In this column, where we describe the effects of changes in foreign currency translation, those effects are determined by applying applicable weighted average FX rates from the relevant 2024 budget period to the relevant 2024 period results.

(2) Relative performance is measured separately against both our Direct Peers (Northern Trust Corporation and The Bank of New York Mellon Corporation) and the KBW Bank Index.

(3) Comparisons to peers are based on change relative to 2023 for all metrics other than pre-tax margin and ROE, which are compared with peers based on one-year results for 2024. For the Direct Peers, the HRC reviewed financial results with similar adjustments to those made for State Street (i.e., non-GAAP results). Financial results reviewed by the HRC for constituents in the KBW Bank Index represented results from an external data provider, with standardized adjustments.

(4) State Street percentile positioning rounded to the nearest 5th percentile.

(5) TSR results provided by an external data service and reflect cumulative shareholder return between the dates shown, including reinvestment of dividends. KBW Bank Index 1-, 3- and 5-year TSR was 37.2%, 6.9% and 32.6%, respectively.

Business Performance.

Business Performance Summary

HRC Evaluation Summary: Business performance reflected strong progress against our business goals, including sales growth, improved service quality, client satisfaction and continued operations transformation.

2024 Corporate Objectives		Key Areas Measured	Business Performance Results
Strengthen Market Position And Grow Revenue	• Grow revenue across businesses and increase market share • Invest to enhance key capabilities	• Sales wins • Revenue retention • Capabilities progress	• Achieved continued strong sales in our Investment Servicing business, including seven new reported State Street Alpha mandates and delivery of new functionality • Realized Company-record management fee revenue, a 13% increase compared to 2023,and continued to innovate and invest to broaden product and distribution capabilities • Generated strong revenue growth in FX trading services, an 11% increase compared to 2023, supported by higher client volumes • Expanded key capabilities and entered into partnerships to increase investor access to private markets • Executed against geographic expansion initiatives in high-growth regions (e.g., increasing our presence and local capabilities in the Middle East and Latin America) • Strong servicing fee revenue retention, propelled by service quality improvement and improved sales effectiveness
Extend Transformation To Improve Client Service And Productivity And Progress Toward Best-in-Class Control And Operating/ Technology Environment	• Continue strengthening client service quality through execution of operations simplification initiatives • Execute on key transformation and productivity initiatives and achieve India joint venture integration objectives • Modernize and streamline targeted technology and operating platforms • Progress enterprise resilience objectives and advance controls assurance goals	• Client sentiment • Productivity savings • Progress on platform build • Assurance plan completion	• Improved service quality, broadened and deepened existing client relationships and increased client satisfaction • Pace of innovation was strong with key investments in product enhancements and technology-driven automation, while delivering approximately $500 million in year-over-year productivity savings • Implemented platform enhancements, which delivered improved capabilities (e.g., T+1 implementation) • Continued to focus on control environment maturity to support operational excellence and client expectations

Create An Inspiring Work Environment That Accelerates Business Performance, Sharpens Accountability And Attracts And Retains Top Talent	• Simplify operating models across State Street • Retain top talent • Make progress against our human capital initiatives	• Employee Engagement • Regrettable Employee Turnover • Human capital initiative progress	• Completed the consolidation of our final joint venture in India, further advancing the plan to transform our operating model to unlock efficiency savings and improve client experience • Year-over-year improvement in employee engagement • Prioritized executive-level succession and development planning with internal role changes and key hires; improved retention of top performers as evidenced by low global regrettable turnover

Risk Management Performance.

Risk Management Performance Summary
HRC Evaluation Summary: Risk management performance was supported by overall risk levels relative to risk appetite and progress in enhancing key risk programs and processes, but with continued attention required to continue to meet increasing risk expectations of the Board and other stakeholders.

2024 Corporate Objectives		Risk Management Performance Results
Financial Risks	• Effectively maintain financial risk profile • Support management of State Street's financial risk profile in uncertain geopolitical risk and monetary policy environments	• Effectively managed financial risk amid uncertain market conditions, including a shifting global monetary policy environment and escalating geopolitical risks • Financial risk outcomes were positive overall, though continued focus is necessary to achieve targeted maturity levels in some areas • Implemented improvements to key risk frameworks and completed the Federal Reserve's Comprehensive Capital Analysis and Review (CCAR) for 2024, exceeding all minimum regulatory capital requirements under stress scenarios
Non-Financial Risks	• Further enhance risk culture and posture, including for operational resiliency	• Executed technology and operational resilience enhancements, though continued focus is important to support operational excellence and expectations

Individual Performance and Compensation Decisions

Evaluation Process. The HRC and the full Board evaluate the CEO's individual performance relative to the goals established for corporate performance outlined above. The HRC and the full Board evaluate the Other NEOs' individual performance based on individual goals derived from the associated corporate goals, and based on each individual's role and responsibilities. In evaluating the Other NEOs' individual performance, the HRC and the full Board assess each individual's performance in three performance areas that correspond to the three corporate performance areas.

NEO Performance Evaluation Summaries. Individual performance highlights and the HRC's incentive compensation award decisions for 2024 are presented in the summaries below.

Financial results are presented on a non-GAAP basis in this section, unless otherwise noted. Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix B*.

For detail on the relationship between the 2024 compensation amounts reported in the summaries below and those amounts reported in the Summary Compensation Table (as required by SEC rules) and related tables, please refer to the discussion under "Individual Compensation Decisions Summary."

Ronald P. O'Hanley, Chairman, Chief Executive Officer and President

Mr. O'Hanley has served as the Chairman of the Board since 2020 and CEO since 2019. Effective January 1, 2024, Mr. O'Hanley reassumed the additional role of President.

In evaluating Mr. O'Hanley's 2024 individual performance, the HRC focused on the most significant individual performance factors below relative to the objectives established for corporate performance.

Performance Area	2024 Corporate Objectives	Performance Factors and Results
Financial Performance	• Meet our 2024 budget and achieve revenue growth, expense management, ROE and EPS targets • Improve pre-tax margin and achieve positive fee operating leverage	• Delivered strong financial performance with Company-record full-year EPS, positive fee and total operating leverage, pre-tax margin expansion and EPS growth compared to 2023 • Produced fee and total revenue growth, including growth in management fee revenue, FX trading services fee revenue, and software and processing fees revenue compared to 2023
Business Performance	• Grow revenue across businesses and increase market share • Build key products and capabilities and execute on private markets strategies • Operate a simplified, scalable, configurable end-to-end operating model and drive and increase automation, digitization and productivity • Modernize our technology infrastructure • Enable a performance culture and improved employee experience	• Generated strong business momentum in our Investment Servicing business, including seven new reported State Street Alpha mandates and delivery of new platform capabilities and increased capacity for private markets growth • Achieved Company-record ETF net inflows and higher AUM levels within State Street Global Advisors • Strengthened client relationships globally, as demonstrated by high client sentiment and retention rates • Continued to improve our product capabilities in core custody and increase investor access to private markets through expanded product capabilities and partnerships • Executed on geographic expansion initiatives in high-growth regions (e.g., increasing our presence and local capabilities in the Middle East and Latin America) • Brought together technology and operations to integrate and accelerate transformation and technology adoption and to reduce costs • Made a number of key investments in operational simplification and technology modernization, while delivering year-over-year productivity savings • Continued to build a higher-performing organization and provided employees with improved collaboration and productivity technologies
Risk Management Performance	• Further advance enterprise resilience objectives and controls assurance goals • Sustain strong regulatory posture with key global supervisors	• Continued to strengthen risk and resiliency frameworks • Launched enhanced programs to reinforce State Street's culture traits and the importance of maintaining the integrity of our control environment • Accelerated global location strategy, improving "follow-the-sun" capabilities to address concentration risks and geopolitical concerns

Compensation for 2024

Individual Performance-Based Compensation Adjustments:
The HRC determined that Mr. O'Hanley's individual performance was "Above Expectations," demonstrating strong leadership in driving our strategy to increase fee revenue growth while continuing to transform our operating model, enhance our capabilities and support our clients. These efforts yielded strong financial results for the year, exceeding the financial outlook we provided at the beginning of 2024.

Given Mr. O'Hanley's role in defining and driving the strategic direction of the Company, his performance is reflected in the corporate performance factor of 115%, so his total incentive compensation was awarded at 115% of target for 2024, resulting in incentive compensation of $17,020,000 and total compensation of $18,220,000.

2024 Total Compensation Mix: Mr. O'Hanley



Deferred Compensation: 70%   Total Equity-Based Compensation: 70%
Non-Deferred Compensation: 30%   Total Cash-Based Compensation: 30%

Yie-Hsin Hung, President and CEO of State Street Global Advisors

Ms. Hung serves as President and CEO of State Street Global Advisors, and in that role, she is responsible for State Street's investment management business, including investments, client management, product development, operations and technology. Ms. Hung also co-heads strategy oversight for State Street.

In evaluating Ms. Hung's 2024 individual performance, the HRC focused on the most significant individual performance factors below:

Performance Area	2024 Key Individual Goals	Performance Factors and Results
Financial Performance	• Achieve State Street Global Advisors' financial objectives	• Generated Company-record management fee revenue, up 13% compared to 2023 • Delivered 28% annual increase in income before income tax expense and generated 29% pre-tax margin for State Street Global Advisors
Business Performance	• Increase market share and rankings • Increase efficiency, quality and scalability of State Street Global Advisors' operating platform • Bolster existing capabilities and add capabilities in complementary or adjacent areas	• Generated Company-record ETF net inflows of $109B and Company-record ETF AUM at year-end • Achieved market share gains in key segments, including U.S. low cost and EMEA ETFs; continued to strengthen State Street Global Advisors' value proposition to institutional and retail intermediary clients • Drove substantial innovation in launching over 90 new products and capabilities, including a new offering of ETFs-as-a-service, and entering into several strategic partnerships • Deepened relationships with clients and improved client sentiment • Progressed operational efficiency efforts and initiatives
Risk Management Performance	• Improve risk profile	• Executed on program of proactive regulatory outreach and drove accountability across internal risk teams

Compensation for 2024

Individual Performance-Based Compensation Adjustments:
The HRC determined that Ms. Hung's individual performance was "Above Expectations," with particularly strong performance demonstrated by record levels of management fee revenue, strong income before income tax expense, continued market share gains, new product launches, and operational improvements at State Street Global Advisors, along with substantial contribution to enterprise strategy. Based on these factors, the HRC applied a +10% individual modifier to Ms. Hung's incentive compensation award.

Given the corporate performance factor of 115% and the upward adjustment for individual performance described above, Ms. Hung's total incentive compensation was awarded at 125% of target for 2024, resulting in incentive compensation of $9,750,000 and total compensation of $10,450,000.

2024 Total Compensation Mix: Ms. Hung

Equity-Based Incentives
Deferred Incentives

Base Salary 7%
Cash 33%
Performance-Based RSUs 37%
DSAs 23%

Deferred Compensation: 60%   Total Equity-Based Compensation: 60%
Non-Deferred Compensation: 40%   Total Cash-Based Compensation: 40%

Joerg Ambrosius, President of Investment Services

Mr. Ambrosius has served as Executive Vice President and President of Investment Services since September 2024. In this role, Mr. Ambrosius leads all client-facing activities, with a focus on delivering financial and strategic results for our clients. He has global oversight for client management, sales, product, marketing and sustainability and is accountable for strategy, execution and management of the client experience. Prior to this appointment, Mr. Ambrosius served as Chief Commercial Officer and head of State Street's European business, where he advanced financial and strategic outcomes for clients while strengthening global sales and client management capabilities.

In evaluating Mr. Ambrosius' 2024 individual performance, the HRC focused on the most significant individual performance factors below:

Performance Area	2024 Key Individual Goals	Performance Factors and Results
Financial Performance	• Achieve 2024 financial commitments leading to positive fee operating leverage	• Fee revenue and servicing fee revenue up compared to 2023 • Achieved positive fee operating leverage resulting from fee revenue growth and expense discipline
Business Performance	• Achieve market-leading revenue growth • Increase client satisfaction to grow and retain client relationships • Increase productivity to improve sales • Create an inspiring work environment to attract, engage and retain employees	• Achieved robust fee revenue sales; positioned Investment Services for the future by winning and retaining strategic mandates and further replenishing the pipeline • Boosted sales effectiveness and increased productivity in sales support through standardization and automation • Executed on joint go-to-market strategies across businesses to improve "total firm" commercial performance • Completed restructure of client-facing activities, strengthened client relationships globally and significantly improved overall client sentiment • Restructured client-facing team and activities to continue to improve client service quality • Identified technology roadmap to transform client service model
Risk Management Performance	• Improve risk profile	• Defined and initiated actions to enhance the Investment Services control environment

Compensation for 2024

Individual Performance-Based Compensation Adjustments:
The HRC determined that Mr. Ambrosius' individual performance was "Above Expectations," with particularly strong performance demonstrated by improved overall fee revenue and servicing fee revenue compared to 2023, continued improvements to the sales pipeline and the efficiency and effectiveness of our sales operations and strengthening of client relationships, with significantly improved client sentiment. Based on these factors, the HRC applied a +10% individual modifier to Mr. Ambrosius' incentive compensation award.

Given the corporate performance factor of 115% and the upward adjustment for individual performance described above, Mr. Ambrosius' total incentive compensation was awarded at 125% of target for 2024, resulting in incentive compensation of $4,340,000 and total compensation of $6,919,000.



2024 Total Compensation Mix: Mr. Ambrosius

Equity-Based Incentives
Deferred Incentives

Performance-Based RSUs 25%
Base Salary and Role Based Allowance 37%
DSAs 16%
DVAs 13%
Cash 9%

Deferred Compensation: 54% Total Equity-Based Compensation: 41%
Non-Deferred Compensation: 46% Total Cash-Based Compensation: 59%

Bradford Hu, Executive Vice President and Chief Risk Officer

Mr. Hu is the CRO for State Street and is responsible for leading our risk management function globally. Mr. Hu also oversees our global corporate compliance function.

In evaluating Mr. Hu's 2024 individual performance, the HRC focused on the most significant individual performance factors below:

Performance Area	2024 Key Individual Goals	Performance Factors and Results
Financial Performance	• Meet 2024 budget commitments	• Expenses exceeded budget, driven by personnel costs to strengthen the leadership team in the EMEA region and across key risk domains
Business Performance	• Strengthen key risk frameworks and processes	• Continued to strengthen risk frameworks and controls • Made significant enhancements across several risk areas, including evolving the limit framework for financial risk, stress testing capabilities, and analytics libraries • Continued to progress enterprise risk management and corporate compliance transformation initiatives • Onboarded key new hires
Risk Management Performance	• Enhance regulatory engagement	• Strengthened regulatory engagement and responsiveness through Global Regulatory Liaison Office • Enhanced global risk and regulatory reporting to Board and management committees

Compensation for 2024

Individual Performance-Based Compensation Adjustments:
The HRC determined that Mr. Hu's individual performance was "At Expectations," with strong performance demonstrated by significant enhancements made to risk frameworks in several key risk areas and strengthened relations with regulators. Based on these factors, the HRC applied a +5% individual modifier to Mr. Hu's incentive compensation award.

Given the corporate performance factor of 115% and the upward adjustment for individual performance described above, Mr. Hu's total incentive compensation was awarded at 120% of target for 2024, resulting in incentive compensation of $5,760,000 and total compensation of $6,460,000.

2024 Total Compensation Mix: Mr. Hu



Deferred Compensation: 58%   Total Equity-Based Compensation: 58%
Non-Deferred Compensation: 42%   Total Cash-Based Compensation: 42%

Individual Compensation Decisions Summary

The HRC's 2024 NEO incentive compensation decisions relative to target for the 2024 performance year are detailed in the table below. Note (1) describes the relationship between the 2024 amounts reported in the table below and those amounts reported in the Summary Compensation Table (as required by SEC rules) and related tables. **While the table below summarizes how the HRC views annual compensation, it is not a substitute for the tables and disclosures required by SEC rules.**

Named Executive Officer[1]	Annual Fixed Pay	Cash-Based Incentive Compensation — Immediate Cash	Equity-Based Incentive Compensation — DSAs	Equity-Based Incentive Compensation — Performance-Based RSUs	Total Incentive Compensation — Actual	Total Incentive Compensation — Target	Total Compensation
Ronald P. O'Hanley	$1,200,000	$4,255,000	$4,255,000	$8,510,000	**$17,020,000**	**$14,800,000**	**$18,220,000**
Yie-Hsin Hung	700,000	3,412,500	2,437,500	3,900,000	**9,750,000**	**7,800,000**	**10,450,000**
Joerg Ambrosius	2,579,000[2]	1,519,000[3]	1,085,000	1,736,000	**4,340,000**	**3,472,000**	**6,919,000**
Bradford Hu	700,000	2,016,000	1,440,000	2,304,000	**5,760,000**	**4,800,000**	**6,460,000**
Eric W. Aboaf[4]	700,000	0	0	0	**0**	**8,300,000**	**700,000**

(1) The compensation for the 2024 performance year described in the table above, which summarizes how the HRC evaluates annual total compensation, differs from the compensation described in the Summary Compensation Table in the following key respects:

— *Euro to US$ Conversion*. Amounts in the table above and in the Summary Compensation Table for Mr. Ambrosius, who is paid in Euros, were converted from Euros to US$ as described in the Summary Compensation Table. Amounts in the table above for Mr. Ambrosius are rounded to the nearest $1,000.

— *Annual Fixed Pay*. The table above reflects fixed pay for each NEO, comprising base salary and, for Mr. Ambrosius, a fixed allowance as described in more detail above under "Compensation Vehicles." The "Salary" column in the Summary Compensation Table presents the amount of fixed pay actually earned by each NEO during the relevant year.

— *DVAs*. DVAs are a deferred cash component of Mr. Ambrosius' 2024 performance year incentive compensation, as described in more detail above under "Compensation Vehicles." See also note (3) to this table. The table above, like the Summary Compensation Table, reflects the value of deferred cash compensation awarded by the HRC for the 2024 performance year. However, the table above does not reflect any dividends credited on DVAs outstanding during 2024, which are included in the Summary Compensation Table.

— *Equity-Based Incentive Compensation Awards*. The HRC grants equity-based incentive compensation awards based on the prior year's performance. In the table above, equity-based awards are shown for the year of performance (i.e., equity-based awards granted in 2025 for 2024 performance are shown as 2024 compensation). Under SEC rules, the Summary Compensation Table presents equity-based awards in the year in which they are granted (i.e., equity-based awards granted in 2025 for 2024 performance are shown as 2025 compensation). Thus, the equity-based awards shown above for the 2024 performance year will be reported in the Summary Compensation Table for 2025.

— *Total Compensation*. The amounts disclosed above differ from the amounts reported in the "Total" column of the Summary Compensation Table due to the different methodologies discussed in the notes above. Additionally, this table excludes items required to be included in the "Total" column of the Summary Compensation Table that State Street does not view as primary components of regular annual compensation and therefore were not considered in setting target incentive compensation or determining incentive compensation awards, such as the executive security package provided to Mr. O'Hanley.

(2) The figure of $2,579,000 in this table comprises $631,000 base salary and $1,948,000 fixed allowance.

(3) The figure of $1,519,000 in this table comprises $651,000 immediate cash and $868,000 DVAs.

(4) As described above under "Executive Summary—Executive Transitions," Mr. Aboaf departed from State Street on February 13, 2025 and did not receive an incentive award for the 2024 performance year. Mr. Aboaf received base salary during 2024 at an annual rate of $700,000.

2024 Target Total Compensation Changes. In light of the new responsibilities assumed by Mr. Ambrosius during 2024, as described in more detail above under "Executive Summary—Executive Transitions," the HRC increased his target total compensation level from EUR 5,000,000 to EUR 7,000,000, based on the expanded scope of his role and in light of relevant external and internal compensation data. The target adjustment was prorated as of September 1, 2024 and comprised an increase to Mr. Ambrosius' fixed pay (consisting of base salary and a fixed allowance) from EUR 2,000,000 to EUR 3,150,000 and to his target incentive compensation from EUR 3,000,000 to EUR 3,850,000.

2025 Target Total Compensation Changes. The HRC approved market-based increases to Mr. O'Hanley's and Mr. Hu's 2025 target total compensation following a comprehensive review of compensation for their roles in our Compensation Peer Group and the broader market, and taking into consideration other factors, including time in role, internal equity and strong performance over time. The adjustments were each in the form of an increase to target incentive compensation. The HRC approved a target incentive compensation increase for Mr. O'Hanley from $14,800,000 to $16,300,000, resulting in a target total compensation for 2025 of $17,500,000. For Mr. Hu, the HRC approved an increase from $4,800,000 to $5,050,000, resulting in a target total compensation for 2025 of $5,750,000.

Other Elements of Compensation

Adjustment and Recourse Mechanisms

Incentive compensation awards to our NEOs are subject to adjustment and recourse mechanisms, including *ex ante* adjustment, forfeiture and clawback, which may be applied jointly, or separately, as appropriate.

Ex Ante Adjustment. Before incentive compensation awards are made for a given performance year, all awards for our NEOs, including deferred incentive compensation awards and immediate cash incentive compensation, are subject to downward adjustment, in whole or in part, upon the occurrence of specified events. The HRC, in its discretion, determines whether this *ex ante* adjustment is appropriate. The events for which *ex ante* adjustment may occur include:

- if the executive's actions exposed State Street to significant inappropriate risks, or
- if the executive incurred significant or repeated compliance or risk-related violations of State Street's policies

Forfeiture. Before vesting and delivery to the executive, all deferred incentive compensation awards to our NEOs allow reduction or cancellation of the award, in whole or in part, upon the occurrence of specified events. The HRC, in its discretion, determines whether forfeiture is appropriate. The events for which forfeiture may occur include:

- if the executive's actions exposed State Street to inappropriate risks, including in a supervisory capacity, that resulted or could reasonably be expected to result in material losses that are or would be substantial in relation to State Street's or a relevant business unit's revenue, capital and overall risk tolerance,
- if the executive engaged in fraud, gross negligence or any misconduct, including in a supervisory capacity, that was materially detrimental to the interests or business reputation of State Street or any of its businesses,
- if the executive engaged in conduct that constituted a violation of State Street policies and procedures or our Standard of Conduct in a manner which either caused or could have caused reputational harm that is material to State Street or either placed or could have placed State Street at material legal or financial risk, or
- if, as a result of a material financial restatement contained in an SEC filing, or miscalculation or inaccuracy in the determination of performance metrics, financial results or other criteria used in determining the amount of the incentive compensation award, the executive would have received a smaller or no award

In addition, all outstanding deferred incentive compensation awards are forfeited if an executive's employment is terminated by State Street for gross misconduct.

Clawback. All amounts delivered to our NEOs as incentive compensation awards, including deferred incentive compensation awards and immediate cash incentive compensation, are subject to clawback mechanisms providing for the repayment of those amounts, in whole or in part, upon the occurrence of specified events. The HRC, in its discretion, determines whether clawback is appropriate, making that determination within four years (in the case of performance-based RSUs) or three years (in the case of all other incentive compensation awards) of the award's grant date. The events for which clawback may occur include:

- if the executive engaged in fraud or willful misconduct, including in a supervisory capacity, that resulted in financial or reputational harm that is material to State Street and resulted in termination of the executive's employment
- if, as a result of the occurrence of a material financial restatement by State Street contained in a filing with the SEC or miscalculation or inaccuracy in financial results, performance metrics, or other criteria used in determining the amount of the incentive compensation award, the executive would have received a smaller or no award, or
- if the executive failed to comply with the terms of any covenant not to compete entered into with State Street

In addition, in accordance with Section 303A.14 of the New York Stock Exchange Listed Company Manual, the Company adopted the State Street Compensation Recovery Policy, which applies to incentive-based compensation received after October 2, 2023. In the event the Company is required to prepare an accounting restatement, it will attempt to recover any erroneously awarded compensation that was received by an executive officer to the extent required by Section 303A.14.

All incentive compensation awards are also subject to any compensation recovery or similar requirements under State Street policies and applicable laws, rules and regulations and are interpreted and administered accordingly. This approach is intended to comply with applicable banking regulations and regulatory guidance on incentive compensation.

Retirement Benefits

Our U.S.-based NEOs are eligible to participate in our 401(k) retirement plan available to our U.S.-based employees generally. The plan includes a matching employer contribution of up to 6%, further capped at Internal Revenue Code limits. Mr. Ambrosius holds a balance in a now-frozen defined benefit arrangement, which is described in further detail under the heading "2024 Nonqualified Deferred Compensation."

Deferred Compensation

We maintain a nonqualified deferred compensation plan that allows our U.S. NEOs and other senior U.S. employees to defer base salary and/or a portion of incentive compensation awards otherwise payable in immediate cash. In 2024, Messrs. Aboaf and Hu deferred compensation under this plan. State Street matches all deferrals made under this plan up to a maximum of 5% of a participant's match-eligible compensation, comprising the lesser of (i) base salary plus immediately payable annual cash incentive compensation or (ii) $500,000, in either case reduced by the applicable Internal Revenue Code cap on annual compensation ($345,000 in 2024). Participants receive a return based on one or more notional investment options selected by the participant. Currently, the investment options include a money market fund, a State Street ESOP fund and three index funds. This nonqualified deferred compensation plan supplements deferrals made under our tax-qualified 401(k) plan. We provide these nonqualified deferred compensation benefits because many companies of our size provide a similar benefit to their senior employees. This plan is described under the heading "2024 Nonqualified Deferred Compensation."

Perquisites

We provide our NEOs with modest perquisites, such as annual physicals and personal liability coverage. In addition, the Board provided Mr. O'Hanley with an executive security package consisting of a car and driver and other security benefits. These security measures, along with the parking benefits provided to our NEOs and the car provided to Mr. Ambrosius (a customary benefit provided to our leaders in Germany), promote the effectiveness of our senior executives, allowing them greater opportunity to focus their attention on our business operations and activities. In limited circumstances, our NEOs have combined personal travel with business travel, generally at no incremental cost to us. We do not provide a tax gross-up for the income attributable to any perquisite for our NEOs, other than for a small meal allowance provided as a customary benefit to all employees in Germany including to Mr. Ambrosius, and certain international assignment and relocation benefits.

Change-of-Control Agreements

Under a long-standing program, we have change-of-control employment agreements in place with each of our NEOs. We provide these agreements because we believe providing some protection in the event of a change of control is necessary to attract and retain high quality executives and to help address potential distractions during the period leading up to a possible change of control. Our change-of-control arrangements are further described under "Potential Payments upon Termination or Change of Control as of December 31, 2024."

Other Elements of Our Compensation-Setting Process

Peer Groups and Compensation Market Data

The HRC periodically reviews peer group data as an input into its compensation oversight decisions:

Peer Group	Purpose
Compensation Peer Group	• Comprises 19 companies with which we compete in some aspects of our businesses and for executive talent, as outlined below • Compensation data used as one factor in determining executive compensation and in structuring the design of the executive compensation program
KBW Bank Index	• As of January 1, 2024, comprised State Street, our Direct Peers and 21 other constituents with which we competed in some aspects of our businesses • Relative financial performance reviewed as one factor in the HRC's evaluation of overall financial performance. Detail on this relative performance comparison is provided under "2024 Compensation—Corporate Performance—Financial Performance" • Performance-based RSUs granted for the 2024 performance year are subject to modification based on three-year relative TSR as described under "Compensation Vehicles—Performance-Based RSU Design"

The Compensation Peer Group provides a reference for setting top executive target pay levels, making actual pay decisions, reviewing compensation design and comparing State Street's relative pay and performance to market. The HRC uses benchmarking derived from publicly-sourced compensation data for this group, supplemented with data from multiple compensation surveys, and guidance from the HRC's independent compensation consultant to understand market compensation levels for executives in comparable roles and executive pay practices, including program design and pay mix.

The HRC considers few companies to be true comparators for the specific scope of our primary business activities, so we include in our Compensation Peer Group our Direct Peers (The Bank of New York Mellon Corporation and Northern Trust Corporation) and other companies with which we compete in some aspects of our businesses and for executive talent. The companies vary in size, business lines, the nature of executive roles and applicable regulation, including status (like State Street) as a systemically important financial institution, which results in more stringent capital or other regulatory requirements relative to some of our peers. Therefore, the HRC did not treat Compensation Peer Group data as definitive when determining executive compensation for 2024. Rather, it referenced this data, but formed its own perspective on compensation for our NEOs based on its subjective evaluation of many factors, including those described under the heading "Performance and Compensation Decisions—Total Compensation Approach." In addition to the survey data, the HRC received regular updates during 2024 and the first quarter of 2025 regarding market trends and compensation actions at major financial services institutions.

Compensation Peer Group Changes for 2024. The HRC's 2024 Compensation Peer Group review included an evaluation of relevant industry sectors; peer size, including revenue, assets and market capitalization; business model; and regulatory oversight. In reviewing the peer group for 2024, the HRC focused on the following:

- State Street's current business model and strategic direction;
- Maintaining a balance of size relative to State Street, which can be expressed by assets, market capitalization and revenues; and
- Continuing to include companies with which State Street competes for executive talent and that must comply with similar regulatory requirements

Accordingly, the HRC approved the removal of Broadridge Financial Solutions, Inc. from our Compensation Peer Group. As a result, the Compensation Peer Group approved by the HRC for the 2024 performance year consisted of the following firms:

Ameriprise Financial, Inc. (AMP)	The Goldman Sachs Group, Inc. (GS)*	Prudential Financial, Inc. (PRU)
The Bank of New York Mellon Corporation (BK)*	Intercontinental Exchange, Inc. (ICE)	S&P Global Inc. (SPGI)
BlackRock, Inc. (BLK)	Invesco, Ltd. (IVZ)	SS&C Technologies Holdings, Inc. (SSNC)
Capital One Financial Corporation (COF)	JPMorgan Chase & Co. (JPM)*	Truist Financial Corporation (TFC)
The Charles Schwab Corporation (SCHW)	Moody's Corporation (MCO)	U.S. Bancorp (USB)
Fidelity National Information Services, Inc. (FIS)	Northern Trust Corporation (NTRS)	
Franklin Resources, Inc. (BEN)	The PNC Financial Services Group, Inc. (PNC)	

*Indicates firms in our Compensation Peer Group which are designated as global systemically important financial institutions for 2024

Roles of the HRC and the CEO

The HRC is responsible for our executive officer compensation plans and programs. The HRC performs these responsibilities for the CEO in consultation with the other independent directors. In assessing performance and compensation for our Other NEOs, the HRC considers the CEO's recommendations, as well as input from the other independent directors, and then makes final compensation decisions.

The HRC met eight times from July 2024 through March 2025 regarding matters within its remit, including 2024 NEO compensation and related topics, and evaluated a broad range of corporate performance factors, individual performance updates, market information, regulatory updates and input from our shareholder engagement efforts, as well as our pay-for-performance practices and the results of our annual shareholder meeting, including "Say on Pay" results. The HRC also considered evolving trends, practices, guidance and requirements in the design, regulation, risk alignment and governance of compensation matters in the U.S. and other jurisdictions. During these meetings, the HRC received regular updates, including from the HRC's independent compensation consultant, on these and other matters, particularly with respect to the financial services industry.

Role of the Compensation Consultant

The HRC retains Meridian Compensation Partners to provide independent compensation consulting to the Board. Meridian regularly participated in meetings and executive sessions of the HRC. Meridian did not provide any other services to State Street in 2024.

The HRC believes the consultant's primary representatives advising it should be independent for the consultant to provide appropriate advice on compensation matters. Therefore, the HRC maintains a policy requiring an annual assessment of compensation consultant independence based on the requirements of the NYSE. In December 2024, the HRC reviewed the independence of Meridian and its primary representatives under the policy, and determined the primary representatives of Meridian to be independent and that no conflicts of interest were raised by the services of Meridian or its primary representatives.

The HRC reviews data prepared by Willis Towers Watson PLC and McLagan Partners as part of its consideration of compensation matters. Each of these companies, engaged by our Global Human Resources group based on its specialized expertise in the financial services industry, has provided other services to State Street in the past and may do so in the future.

Tax Deductibility of Executive Compensation

Section 162(m) of the U.S. Internal Revenue Code generally limits to $1 million the U.S. federal income tax deductibility of compensation paid to certain employees. The HRC believes that shareholder interests are best served by not restricting its discretion and flexibility in structuring compensation programs, even though such programs result in non-deductible compensation expenses. Therefore, the HRC has approved 2024 compensation for our NEOs that will not be fully deductible.

HRC Process Concerning Risk Alignment

The HRC is focused on aligning incentive compensation with risk management principles. We provide incentives that are designed not to encourage unnecessary or excessive risk-taking, and we maintain related process controls and oversight. These features include:

- *HRC Interaction and Overlap with the Risk Committee (RC) and Examining and Audit Committee (E&A)*. Members of the HRC regularly communicate with the RC and the E&A to integrate input from these other committees into compensation decisions. The HRC Chair also serves on the E&A and another member of the HRC serves on the RC. In addition, our Lead Director, who serves as a member of the HRC, participates in meetings of the RC and the E&A as part of her leadership role on the Board.

- *Corporate Risk Summary Review*. The HRC periodically reviews an assessment of firm-wide risk, prepared by the CRO and confirmed by the RC.

- *Annual Compensation Risk Review*. The HRC annually meets with our Chief Human Resources Officer, CRO and Chief Compliance Officer to evaluate our compensation programs and review an assessment of the design and operation of State Street's incentive compensation system in providing risk-taking incentives that are consistent with the organization's safety and soundness, as described in more detail under the heading "Alignment of Incentive Compensation and Risk."

- *Risk-Based Adjustments to Incentive Compensation Awards*. We use a two-pronged process for risk-based adjustments to incentive compensation awards for our NEOs. This process allows for, as appropriate, both: (1) adjustments at the time awards are made ("*ex ante*" adjustments) and (2) adjustments after the awards are made ("*ex post*" adjustments) through recoupment of incentive compensation that has already been awarded, where applicable, via forfeiture (before vesting and delivery) or clawback (after vesting and delivery). For more detail, see the discussion under "Other Elements of Compensation—Adjustment and Recourse Mechanisms."

- *Emphasis on Deferral and Equity-Based Compensation*. We maintain significant levels of deferred and equity-based compensation for our executives to align each executive's compensation with the risks and performance results experienced by our shareholders, and the proportion of our NEOs' incentive compensation delivered in the form of deferred compensation continues to place a significant amount of compensation at risk for *ex post* adjustments in specified circumstances.

- *Metrics and Targets and Payout Levels for Performance-Based RSUs Designed to Drive Long-Term Strategy*. We deliver a substantial proportion of equity compensation for our executives in performance-based RSUs, using metrics designed to drive our long-term strategy. Each year, we assess target and payout ranges for new performance-based RSU awards and set them at levels that the HRC believes are appropriate to incentivize our executives to achieve our strategic goals and enhance long-term shareholder value, while not creating incentives for excessive risk-taking. In setting targets and payout ranges, the HRC considers publicly-stated guidance and projections and current-year results, among other factors.

For more detail, see the discussion under "Alignment of Incentive Compensation and Risk."

Executive Equity Ownership Guidelines, Practices and Policies

We believe executive stock ownership aligns our executives' interests with those of our shareholders. It also incentivizes our executives to meet our financial, business and risk management objectives. Therefore, we maintain the following practices, policies and guidelines:

Stock Ownership Guidelines. Our stock ownership guidelines apply to all of our executive officers who are members of our management Executive Committee, including our NEOs. These guidelines require executives to own shares of common stock with a value equal to a multiple of base salary as shown below. Guideline levels are phased-in over a period of five years, with the first year starting on January 1 after the executive officer becomes subject to the guidelines. The executive officer is expected to attain the ownership level ratably over five years and is deemed to satisfy the guideline if that ratable ownership level is met.

Our stock ownership guidelines also include a holding requirement. Under this requirement, during the five-year phase-in period, each executive officer must hold 50% of the net shares received from a vesting event if the ownership requirement is not met. Following the phase-in period, if the ownership guideline is not met, that executive officer must hold 100% of the number of net shares received from a vesting event until the ownership guideline is satisfied.

Name	Common Stock Ownership Guideline Multiple of Base Salary	Executive Exceeds Ownership Guideline
Ronald P. O'Hanley	7	✓
Joerg Ambrosius	5	On a Pro Rata Basis
Bradford Hu	5	On a Pro Rata Basis
Yie-Hsin Hung	5	✓

The level of ownership was calculated on March 3, 2025, which is used for the "Security Ownership of Certain Beneficial Owners and Management Table," and by reference to the closing price of our common stock on the NYSE on that date. Ownership includes shares directly owned and DSAs (on an estimated after-tax basis), shares held under our 401(k) retirement plan, vested shares in other State Street retirement plans and certain indirectly held shares, but excludes unearned performance-based RSUs. This calculation differs from that under applicable SEC rules for purposes of the "Security Ownership of Certain Beneficial Owners and Management Table." As of March 3, 2025, the holding requirement does not apply to Ms. Hung or Mr. O'Hanley, as each exceeded their full (not ratable) ownership guideline. Mr. Ambrosius and Mr. Hu joined our management Executive Committee in January 2024 and November 2021, respectively, and exceeded their respective ratable ownership guideline but not the full ownership guideline as of March 3, 2025. As a result, Messrs. Ambrosius and Hu are subject to the holding requirement described above. Because Mr. Aboaf ceased serving as an executive officer on February 13, 2025, he was not subject to the Stock Ownership Guidelines as of March 3, 2025.

Securities Trading Policy; No Hedging, Pledging or Speculative Trading; Rule 10b5-1 Plans. State Street has a Securities Trading Policy that contains specific provisions and trading restrictions. The policy assists our directors, executive officers and other designated employees with access to sensitive information in complying with U.S. federal securities laws when trading in State Street securities. The policy prohibits the following in State Street securities: short selling, engaging in options trading or hedging transactions, pledging as collateral and engaging in speculative trading by directors and executive officers, as well as by other members of their household and their dependent family members, and certain accounts or entities over which the person has a control or a beneficial interest. The policy permits individuals, including our NEOs, to enter into trading plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Rule 10b5-1 allows executives to prearrange sales of their company's securities in a manner designed to avoid initiating stock transactions while in possession of material non-public information. Our NEOs and other executive officers may, from time to time, adopt trading plans under Rule 10b5-1 and effect transactions in our securities under those plans. With regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and applicable NYSE requirements. The Securities Trading Policy is in addition to the requirement in our Standard of Conduct that all employees' trading activities must be in compliance with applicable law and may not be made on the basis of material non-public information. In addition, the Standard of Conduct prohibits all employees from engaging in options, hedging or short sales involving securities issued by State Street, and provides that anything beyond simple purchases or sales of State Street stock is strictly prohibited.

Equity Grant Guidelines. The HRC's Equity Grant Guidelines are described below:

- *Annual Equity-Based Grants.* Annual grants of equity-based incentive compensation awards to our employees are typically made by the HRC on the date of a scheduled meeting of the HRC or the Board of Directors to be held in February or March of each year following the public release of financial results for the prior fiscal year. Pursuant to authority delegated by the Board, and subject to any limitations that the Board or HRC may establish, another committee of the Board (which may consist of a single member) may make annual grants to persons other than executive officers on the date of the scheduled meeting in February or March.

- *Other Equity-Based Grants.* Grants of equity to NEOs and other executive officers in connection with new hires, promotions, special recognition, retention or other special circumstances are made by the HRC. Equity grants to other individuals may be made either by the HRC or, subject to any limitations that the Board or the HRC may establish, a committee of the Board composed of (1) the Chairman of the Board, (2) the Chief Executive Officer, if a member of the Board, (3) the HRC Chair or (4) the HRC Chair along with any other member of the HRC. This type of grant may be made on the date of a scheduled meeting of the HRC, a scheduled meeting of the Board or the last business day of a calendar month.

- The exercise price for any stock options and stock appreciation rights (SARs) will be the NYSE closing price of State Street's common stock on the grant date. We did not award any stock options or SARs as part of 2024 compensation.

There was no program, plan or practice of timing equity-based incentive compensation awards in coordination with the release of material non-public information, other than to set the February 2025 HRC meeting at which 2024 awards were granted to follow the public announcement of periodic financial results and other information in early 2025.

Other Executive Compensation Information

Human Resources Committee Report

The HRC furnishes the following report:

The HRC has reviewed and discussed the Compensation Discussion and Analysis with State Street management. Based on this review and discussion, the HRC recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by,
Sara Mathew, Chair

Amelia C. Fawcett	Julio A. Portalatin
William L. Meaney	Gregory L. Summe

Alignment of Incentive Compensation and Risk

We align incentive compensation with appropriate risk management principles, such as providing incentives designed not to encourage unnecessary or excessive risk-taking and establishing additional process controls and oversight where appropriate. We utilize broad and integrated processes to maintain this alignment, including as follows:

Risk-Based Review of Incentive Plan Design

- Incentive compensation arrangements are designed through consultation with the relevant business units, including a formalized requirement for risk review

- A management committee (the Incentive Compensation Control Committee, or ICCC), comprising generally senior representatives of our risk management, human resources and internal control functions, assesses all incentive compensation arrangements to promote their consistency with the safety and soundness of State Street and with applicable regulations and guidance

- Both the HRC and a management committee focusing on compliance program oversight (the Compliance Program Oversight Committee) receive and review a report containing the ICCC's risk assessment of the design and operation of State Street's incentive compensation system in providing incentives consistent with the organization's safety and soundness

- The HRC interacts closely with our Risk Committee and Examining and Audit Committee, and our independent Lead Director is expected to attend all Committee meetings, providing governance continuity from both a compensation-risk perspective and also from a broader risk management perspective. The HRC also annually meets with our Chief Human Resources Officer, Chief Risk Officer and Chief Compliance Officer to evaluate the incentive compensation plans for all State Street employees, including the NEOs, relative to risk management principles

Identification of Material Risk-Takers

- Through a process led by our Enterprise Risk Management group, we identify the population of individuals whose normal activities may involve material risk-taking ("material risk-takers")

- Our internal compensation arrangements with these employees provide for risk-based adjustments to compensation if required, as described below

Risk-Based Adjustments to Compensation for Material Risk Takers

- Incentive compensation awarded to material risk-takers is subject to risk-based adjustments both before and after the compensation is awarded (*ex ante* and *ex post* adjustments, respectively)

- *Ex ante* adjustments are guided by a risk assessment, prepared by the CRO and confirmed by the Risk Committee, evaluating firm-wide risk in several categories

- *Ex post* adjustments include a forfeiture provision, which operates to reduce or cancel the amount remaining to be paid under the relevant award if the HRC determines that the actions of the material risk-taker exposed State Street to inappropriate risks that resulted or could reasonably be expected to result in material losses that are or would be substantial in relation to State Street's or a relevant business unit's revenue, capital and overall risk tolerance

- Additional *ex post* adjustment mechanisms, including misconduct and financial restatement-related forfeiture and clawback provisions, are applicable to all Executive Vice Presidents, including our NEOs. As a material risk-taker located in Germany, Mr. Ambrosius is also subject to further *ex ante* and *ex post* adjustment mechanisms under relevant remuneration regulations

Risk-Based Adjustments to Compensation for All Employees

- Results of business unit- and corporate function-level risk assessments are used as an input to allocate bonus pools to each business unit and corporate function, as well as for further sub-allocations

- Poor risk performance, including significant or repeated compliance or risk-related violations of State Street's policies, may result in *ex ante* adjustments to an individual's incentive compensation as part of a progressive discipline structure to hold individual employees accountable for their performance

- All outstanding deferred incentive compensation awards are subject to forfeiture if an employee is terminated for gross misconduct

Board Committee Review of Selected Control Function Compensation

- Committees of the Board with oversight of an area managed by specific control functions assess the performance of, and individual compensation recommendations for, the heads of the relevant control function and review the compensation for the entire control function

- Results of the Board-level Committee assessments are reported to the HRC as an input into final compensation determinations

- This process provides the relevant Committee with additional perspective on the performance of the relevant control function and whether that function is being allocated appropriate resources and compensation

As a result of these reviews and processes, we believe that our compensation policies and practices for employees do not promote excessive risk-taking and do not provide incentives to create risks that are reasonably likely to have a material adverse effect on us.

Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Non-Equity Incentive Plan Compensation[1][4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[1][5] ($)	All Other Compensation[1][6] ($)	Total ($)
Ronald P. O'Hanley Chairman, Chief Executive Officer and President	2024	$1,200,000	$ —	$11,099,930	$4,255,984		$160,053	$16,715,967
	2023	1,146,154	—	12,149,906	16,318		136,786	13,449,164
	2022	1,000,000	—	15,524,952	1,358,491		121,176	18,004,619
Eric W. Aboaf * Former Vice Chairman and Chief Financial Officer	2024	700,000	—	4,033,195	140,923		94,016	4,968,134
	2023	700,000	—	4,744,997	2,331,183		113,910	7,890,090
	2022	700,000	—	4,504,428	2,588,507		82,435	7,875,370
Joerg Ambrosius Executive Vice President and President of Investment Services	2024	2,578,767	—	1,126,081	1,605,621	122,088	83,018	5,515,575
Bradford Hu Executive Vice President and Chief Risk Officer	2024	700,000	—	2,651,957	2,072,660		134,924	5,559,541
	2023	700,000	—	3,119,991	1,468,599		116,542	5,405,132
Yie-Hsin Hung President and Chief Executive Officer, State Street Global Advisors	2024	700,000	—	5,069,971	3,579,147		97,606	9,446,724
	2023	700,000	4,500,000	4,999,960	2,937,128		57,341	13,194,429

* Mr. Aboaf ceased serving in these roles and departed State Street on February 13, 2025.

(1) For Mr. Ambrosius, includes his salary ($631,167) and a fixed allowance paid in cash ($1,947,600). Salary, fixed allowance and compensation included in the "All Other Compensation" column for Mr. Ambrosius were converted from EUR to USD using a monthly-average exchange rate of 1.082; non-equity incentive plan compensation and change in pension value were converted from EUR to USD using a December 1, 2024 exchange rate of 1.058.

(2) Reflects a cash sign-on award of $1,500,000 and a deferred value award (DVA) of $3,000,000 that Ms. Hung received in 2023 in connection with her commencement of employment at State Street on December 5, 2022.

(3) Amounts represent the grant date fair value of CRSUs, DSAs and performance-based RSUs. The fair value of each award is computed in accordance with GAAP (FASB ASC 718), using the assumptions stated in note 18 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024. The amounts included for the 2024 performance-based RSUs reflect target level performance, as reflected in the "2024 Grants of Plan-Based Awards" table. Based on the grant date fair value and assuming that performance results in the maximum number of shares vesting, each NEO's 2024 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 128,870 shares and value of $8,325,002; Mr. Aboaf – 57,632 shares and value of $3,723,027; Mr. Ambrosius – 11,918 shares and value of $703,895; Mr. Hu – 37,895 shares and value of $2,448,017; and Ms. Hung – 72,446 shares and value of $4,680,012. Based on the grant date fair value and assuming that performance results in the maximum number of shares vesting, each previously disclosed NEO's 2023 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 128,588 shares and value of $10,125,019; Mr. Aboaf – 55,626 shares and value of $4,379,991; and Mr. Hu – 36,576 shares and value of $2,879,994. Based on the grant date fair value and assuming that performance results in the maximum number of shares vesting, each previously disclosed NEO's 2022 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 143,414 shares and value of $11,643,783; and Mr. Aboaf – 51,213 shares and value of $4,157,983.

(4) Represents the immediate and deferred cash (granted in DVAs) portions of incentive compensation, as well as any dividends credited on DVAs outstanding during 2024, as shown in the table below. DVAs are units that receive a notional investment return of a money market instrument. During the deferral period, DVAs are credited with additional notional units based on the return of the State Street Institutional U.S. Government Money Market Fund if the monthly dividend rate is at least equal to 0.001 per unit. These dividends vest and are paid at the same time and in the same form as the related DVA unit.

| | 2024 Non-Equity Incentive Plan Compensation | | | |
Name	Immediate Cash	DVAs	Dividends Credited on Outstanding DVAs	Total
Ronald P. O'Hanley	$4,255,000	$ —	$ 984	$4,255,984
Eric W. Aboaf	—	—	140,923	140,923
Joerg Ambrosius	651,052	868,070	86,499	1,605,621
Bradford Hu	2,016,000	—	56,660	2,072,660
Yie-Hsin Hung	3,412,500	—	166,647	3,579,147

(5)   Because our deferred compensation plans do not provide above-market earnings, no earnings are included in this column. The amounts in this column represent the change in the actuarial present value of the accumulated benefits under the Versorgungsplan für die Mitarbeiter der State Street GmbH Munich ("State Street GmbH Munich Retirement Plan"). The State Street GmbH Munich Retirement Plan is a defined benefit pension plan with on-going benefit accruals; it is frozen to new participants. For 2024, the change in value presented in the Summary Compensation Table above reflects a year-over-year update to applicable actuarial calculation assumptions from December 31, 2023 to December 31, 2024, including an increase in the discount rate assumption as well as formula-driven changes due to an additional year of age and service. These updates resulted in an increase in the actuarial present value of Mr. Ambrosius's benefits totaling $122,088, of which a $280,253 increase is attributable to additional age and service, offset by a $158,165 decrease attributable to changes in assumptions. The change in pension value presented in the Summary Compensation Table above represents actuarial calculations based upon assumptions on the relevant dates to the extent relevant factors are unknown. The actuarial present value of the accumulated pension benefits calculated on future dates may increase or decrease, based on assumptions applicable on those future dates and on formula-driven changes due to Mr. Ambrosius's age and service at that time.

(6)   The following table describes the amounts set forth for 2024 in the "All Other Compensation" column:

Name	Executive Security[A]	Company Contributions to Defined Contribution Plans[B]	Charitable Donations and Matching Contributions[C]	Other Benefits[D]	Total
Ronald P. O'Hanley	$58,587	$20,700	$65,000	$15,766	$160,053
Eric W. Aboaf	—	28,450	60,000	5,566	94,016
Joerg Ambrosius	—	—	—	83,018	83,018
Bradford Hu	—	28,450	55,000	51,474	134,924
Yie-Hsin Hung	—	20,700	47,250	29,656	97,606

(A)   The Board approved an executive security package for Mr. O'Hanley that includes a car and driver and residential security. The aggregate incremental cost of the car and driver for 2024 was $42,674, calculated by allocating the total cost of the car and driver between non-business and business use by mileage traveled. The aggregate incremental cost of residential security was $1,413, reflecting amounts invoiced for alarm monitoring and maintenance. In addition, the Company conducted an independent security study for Mr. O'Hanley at a cost of $14,500.

(B)   Company contributions to savings plans: (1) $20,700 to the Salary Savings Program (SSP) for Messrs. O'Hanley, Aboaf and Hu and Ms. Hung; and (2) $7,750 to the Management Supplemental Savings Plan (MSSP) for Messrs. Aboaf and Hu.

(C)   Messrs. O'Hanley, Aboaf and Hu and Ms. Hung each directed contributions of $25,000 under our Executive Leadership program, which allows Executive Vice Presidents and above serving on non-profit boards to annually recommend a financial contribution from the State Street Foundation to the non-profit. In addition, matching contributions were made in the name of Mr. O'Hanley ($40,000), Mr. Aboaf ($35,000), Mr. Hu ($30,000) and Ms. Hung ($22,250) under our matching gift program, which will match contributions made by employees to eligible charitable and educational organizations in accordance with specified annual limits.

(D)   Includes $10,200 for parking benefits for Messrs. O'Hanley and Hu; and $2,405 for personal liability coverage and $3,161 for an executive health screening available to each NEO. Mr. Ambrosius receives access to office parking at no aggregate incremental cost to the Company. For Mr. Hu, includes $35,708 for relocation benefits (including $21,210 for family expenses, and a tax gross-up of $14,498). For Ms. Hung, includes $24,090 for relocation benefits (including $13,939 for family expenses, and a tax gross-up of $10,151). For Mr. Ambrosius, includes $12,148 for life and accident insurance, capital-forming benefits and meal allowance. The Company provides its German executives with use of a company car. For Mr. Ambrosius, the cost of that car was $65,304 during 2024.

The table above otherwise does not include any amounts for personal travel in connection with business travel by our NEOs because such travel had no aggregate incremental cost to the Company.

2024 Grants of Plan-Based Awards

Name	Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]		All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[3] ($)
			Target ($)	Maximum ($)	Target (#)	Maximum (#)		
Ronald P. O'Hanley	2024 Cash-Based Incentive		$3,700,000	$7,400,000	—	—	—	$ —
	CRSU[4]	2/23/2024	—	—	—	—	39,665	2,774,963
	Performance-Based RSU[4]	2/23/2024	—	—	85,913	128,870	—	5,549,980
	DSA[4]	2/23/2024	—	—	—	—	41,988	2,774,987
Eric W. Aboaf	2024 Cash-Based Incentive		2,905,000	5,810,000	—	—	—	—
	Performance-Based RSU[4]	2/23/2024	—	—	38,421	57,632	—	2,481,997
	DSA[4]	2/23/2024	—	—	—	—	23,471	1,551,198
Joerg Ambrosius	2024 Cash-Based Incentive		1,215,298	2,430,596	—	—	—	—
	Performance-Based RSU[4]	2/23/2024	—	—	2,554	3,831	—	156,458
	Performance-Based RSU[4]	2/23/2024	—	—	5,391	8,087	—	312,786
	DSA[4]	2/23/2024	—	—	—	—	6,377	469,220
	DSA[4]	2/23/2024	—	—	—	—	970	62,526
	DSA[4]	2/23/2024	—	—	—	—	2,156	125,091
Bradford Hu	2024 Cash-Based Incentive		1,680,000	3,360,000	—	—	—	—
	Performance-Based RSU[4]	2/23/2024	—	—	25,263	37,895	—	1,631,990
	DSA[4]	2/23/2024	—	—	—	—	15,433	1,019,967
Yie-Hsin Hung	2024 Cash-Based Incentive		2,730,000	5,460,000	—	—	—	—
	Performance-Based RSU[4]	2/23/2024	—	—	48,297	72,446	—	3,119,986
	DSA[4]	2/23/2024	—	—	—	—	29,505	1,949,985

(1) The 2024 cash-based incentive did not have a threshold amount. The amounts shown above reflect the target and maximum amounts payable following the Committee's approval of final incentive compensation targets for 2024. The cash-based incentive amounts earned for 2024 were made in the form of immediate cash and, for Mr. Ambrosius, in immediate cash and DVAs, and are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Mr. Aboaf did not receive an incentive award for the 2024 performance year.

(2) Performance-based RSUs granted in 2024 do not have a threshold payout.

(3) Fair value of the awards is computed in accordance with FASB ASC Topic 718, using the assumptions stated in note 18 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024.

(4) CRSUs, performance-based RSUs and DSAs were granted in 2024 as a part of 2023 compensation.

Narrative Disclosure Accompanying Grants of Plan-Based Awards Table

The awards set forth in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column of the 2024 Grants of Plan-Based Awards table above were the cash-based portion of the target and maximum (200% of target) incentive compensation awards that were granted as part of 2024 incentive compensation. The actual cash-based incentive compensation awards earned by each NEO are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. DVAs granted in February 2025 under the State Street Corporation Supplemental Cash Incentive Plan for 2024 performance are deferred cash units that are treated as notionally invested in the State Street Institutional U.S. Government Money Market Fund and receive dividends when the monthly dividend rate is at least equal to 0.001 per unit. These awards vest in quarterly installments over four years from the date of grant.

The CRSUs set forth in the "All Other Stock Awards" column of the 2024 Grants of Plan-Based Awards table were awarded to Mr. O'Hanley as a component of his 2023 performance year incentive compensation. These awards vest in 12 quarterly installments (50% in three equal installments beginning in May 2024 and the balance in nine equal installments from February 2025 to February 2027). CRSUs are paid in cash upon vesting, and the vesting price is based on the average closing price of our common stock during the 30 trading days occurring on or immediately prior to the applicable vesting date.

The awards set forth in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column of the 2024 Grants of Plan-Based Awards table are performance-based RSUs. These awards were granted in 2024 as a component of each NEO's 2023 performance year incentive compensation. The percent at which these awards are earned will be determined based on the core performance matrix over a three-year performance period (January 1, 2024 to December 31, 2026): (a) the simple average of each calendar year's pre-tax margin; and (b) the compound annual growth rate for fee revenue, with each subject to adjustment by the Human Resources Committee for pre-established factors, then as modified by two performance metrics: (x) State Street's relative total shareholder return (TSR) versus the KBW Bank Index over the performance period and (y) return on equity (ROE) over the performance period, as adjusted by the Human Resources Committee for pre-established factors. For pre-tax margin and fee revenue growth, the earned percentage will be determined using bilinear interpolation to adjust between the points shown in the Core Performance Matrix table below. For ROE, linear interpolation will be used between the points shown in the ROE Modifier table below. The relative TSR modifier and ROE modifier shown below are added to the earned percentage outcome calculated based on the core performance matrix to determine the percentage earned. Additionally, for the performance-based RSUs granted to Mr. Ambrosius, the initial percentage earned is subject to further adjustment in accordance with the Company's EMEA Risk Adjustment Guidelines in effect from time to time. In all cases, the final percentage earned shall range from 0% to 150%.

Core Performance Matrix						Relative TSR Modifier			ROE Modifier			Total Payout Range
		Fee Revenue Growth				Three-Year Relative TSR Rank	Overall Modifier		ROE	Overall Modifier		
		Below Threshold	Threshold	Target	Max	0th - ≤10th %ile	-25%		≥10.0%	0%		
			1%	3%	5%	>10th - ≤25th %ile	-10%		9.0%	-20%		
	Below Threshold	0%	50%	75%	100%	>25th - <75th %ile	0%	+	8.0%	-40%	=	0 - 150%
Average Pre-Tax Margin	Threshold	24%	50%	62.5%	92.5%	137.5%	≥75th - <90th %ile	+10%	7.0%	-60%		
	Target	26%	62.5%	75%	100%	150%	≥90th - 100th %ile	+25%	6.0%	-80%		
	Max	29%	100%	125%	150%	150%			5.0%	-100%		

After certification by the Human Resources Committee following the end of the performance period, earned performance-based RSUs will vest in one installment.

The DSAs set forth in the "All Other Stock Awards" column of the 2024 Grants of Plan-Based Awards table for NEOs were awarded in 2024 as a component of each NEO's 2023 performance year incentive compensation. These awards, other than the DSAs granted to Mr. Ambrosius, vest ratably in annual installments over four years from the date of grant. The DSAs granted to Mr. Ambrosius have three separate vesting schedules: ratably in annual installments over five years from the date of grant; over seven years with 20% per year vesting starting from the third anniversary of the date of grant; or immediately on the date of grant.

All CRSUs, performance-based RSUs, and DSAs were granted under the Amended and Restated 2017 Stock Incentive Plan. These awards are subject to "double-trigger" change-of-control vesting, such that service-based restrictions lapse and, for the U.S. NEOs, vesting is accelerated if the executive incurs a qualified termination following a change of control. For more details, refer to "Potential Payments upon Termination or Change of Control as of December 31, 2024" below.

All DVAs, CRSUs, performance-based RSUs, and DSAs have a qualifying retirement provision. Under the retirement provision, service-based restrictions lapse after the participant attains the age of 55 and completes five years of service with State Street, with awards continuing to vest according to their original terms. Service-based restrictions lapse on all DVAs, CRSUs and DSAs in the event a participant dies, becomes disabled and terminates employment or is involuntarily terminated without cause, and, for the U.S. NEOs, vesting is accelerated in the event of death or disability. Service-based restrictions lapse on all performance-based RSUs in the event a participant dies or becomes disabled and terminates employment or is involuntarily terminated without cause, but vesting continues according to the original terms.

None of the CRSUs, performance-based RSUs, or DSAs receive dividends or dividend equivalents. DVAs are credited with notional units based on the return of the State Street Institutional U.S. Government Money Market Fund if the monthly dividend rate is at least equal to 0.001 per unit. These dividends vest and are paid at the same time and in the same form as the related DVA unit.

All incentive compensation awarded to our NEOs is subject to recourse mechanisms, including clawback, forfeiture and *ex ante* adjustments, as described under the heading "Compensation Discussion and Analysis—Other Elements of Compensation—Adjustment and Recourse Mechanisms."

Outstanding Equity Awards at Fiscal Year-End, December 31, 2024[1]

Name	Grant Date	Stock Awards[2]		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		
Ronald P. O'Hanley	02/26/21[3]	12,154	$1,192,915		$
	02/25/22[4]	2,516	246,945		
	02/25/22[5]	23,537	2,310,157		
	02/25/22[6]	58,800	5,771,220		
	02/24/23[7]	6,714	658,979		
	02/24/23[8]	31,578	3,099,381		
	02/24/23[9]			85,725	8,413,909
	02/23/24[10]	19,833	1,946,609		
	02/23/24[11]	41,988	4,121,122		
	02/23/24[12]			128,870	12,648,591
Eric W. Aboaf	02/26/21[3]	5,891	578,202		
	02/25/22[5]	10,506	1,031,164		
	02/25/22[6]	20,997	2,060,856		
	02/24/23[8]	17,076	1,676,009		
	02/24/23[9]			37,084	3,639,795
	02/23/24[11]	23,471	2,303,679		
	02/23/24[12]			57,632	5,656,581
Joerg Ambrosius	2/26/2018[13]	809	79,403		
	2/26/2018[14]	136	13,348		
	3/1/2019[15]	1,654	162,340		
	2/27/2020[16]	282	27,678		
	2/27/2020[17]	1,806	177,259		
	2/26/2021[18]	354	34,745		
	2/26/2021[19]	1,082	106,198		
	2/26/2021[20]	2,784	273,250		
	2/26/2021[21]	1,581	155,175		
	2/25/2022[22]	2,501	245,473		
	2/25/2022[23]	6,151	603,721		
	2/24/2023[24]			11,290	1,108,114
	11/30/2023[25]	24,684	2,422,735		
	2/23/2024[26]	970	95,206		
	2/23/2024[27]	2,156	211,611		
	2/23/2024[28]			3,831	376,013
	2/23/2024[29]			8,087	793,739
Bradford Hu	12/17/21[30]	2,945	289,052		
	02/25/22[5]	1,183	116,111		
	02/25/22[6]	2,363	231,928		
	02/24/23[8]	11,228	1,102,028		
	02/24/23[9]			24,384	2,393,290
	02/23/24[11]	15,433	1,514,749		
	02/23/24[12]			37,895	3,719,394

Name	Grant Date	Stock Awards[2]		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		
Yie-Hsin Hung	02/24/23[31]	40,820	4,006,483		
	02/23/24[11]	29,505	2,895,916		
	02/23/24[12]			72,446	7,110,575

(1) All outstanding equity awards are subject to recourse mechanisms, including clawback and forfeiture, as described under the heading "Compensation Discussion and Analysis—Other Elements of Compensation".

(2) Stock award values in the table above are based on the closing share price of our common stock on the NYSE on December 31, 2024 ($98.15).

(3) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2022. The last installment vested on February 15, 2025.

(4) CRSUs vest in 12 quarterly installments; 50% in three equal installments beginning in May 2022 and 50% in nine equal installments from February 2023 to February 2025. The last installment vested on February 15, 2025.

(5) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2023. The balance of the award will vest in two equal installments, one of which vested on February 15, 2025; the remaining installment will vest on February 15, 2026.

(6) Performance-based RSUs with a three-year performance measurement period (January 1, 2022-December 31, 2024). The awards were earned at 61.5% of target and vested in one installment on February 15, 2025.

(7) CRSUs vest in 12 quarterly installments; 50% in three equal installments beginning in May 2023 and 50% in nine equal installments from February 2024 to February 2026. The balance of the award will vest in five equal installments, one of which vested on February 15, 2025; the remaining four installments will vest quarterly from May 15, 2025 to February 15, 2026.

(8) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2024. The balance of the award will vest in three equal installments, one of which vested on February 15, 2025; the remaining two installments will vest on February 15, 2026 and 2027.

(9) Performance-based RSUs with a three-year performance measurement period (January 1, 2023-December 31, 2025) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period. Awards have been included in the table above at target (i.e., 100%).

(10) CRSUs vest in 12 quarterly installments; 50% in three equal installments beginning in May 2024 and 50% in nine equal installments from February 2025 to February 2027. The balance of the award will vest in nine equal installments, one of which vested on February 15, 2025; the remaining eight installments will vest quarterly from May 15, 2025 to February 15, 2027.

(11) DSAs vest in four equal annual installments (25% per year). The first installment vested on February 15, 2025; the remaining three installments will vest on February 15, 2026, 2027 and 2028.

(12) Performance-based RSUs with a three-year performance measurement period (January 1, 2024-December 31, 2026) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period. Awards have been included in the table above at 150% of target (i.e., maximum).

(13) DSAs vest in five equal annual installments (20% per year) starting on February 15, 2021. The last installment vested on February 15, 2025.

(14) Performance-based RSUs with a three-year performance measurement period (January 1, 2018-December 31, 2020). The awards were earned at 83.0% of target and vested in five equal annual installments (20% per year) starting on February 15, 2021. The last installment vested on February 15, 2025.

(15) DSAs vest in five equal annual installments (20% per year) starting on February 15, 2022. The balance of the award will vest in two equal installments, one of which vested on February 15, 2025; the remaining installment will vest on February 15, 2026.

(16) DSAs vest in five equal annual installments (20% per year) starting on February 15, 2021. The last installment vested on February 15, 2025.

(17) Performance-based RSUs with a three-year performance measurement period (January 1, 2020-December 31, 2022). The awards were earned at 92.3% of target and vested in three equal annual installments (33.33% per year) starting on February 15, 2023. The last installment vested on February 15, 2025.

(18) DSAs vest in five equal annual installments (20% per year) starting on February 15, 2022. The balance of the award will vest in two equal installments, one of which vested on February 15, 2025; the remaining installment will vest on February 15, 2026.

(19) DSAs vest in five equal annual installments (20% per year) starting on February 15, 2024. The balance of the award will vest in four equal installments, one of which vested on February 15, 2025; the remaining three installments will vest on February 15, 2026, 2027 and 2028.

(20) Performance-based RSUs with a three-year performance measurement period (January 1, 2021-December 31, 2023). The awards were earned at 64.4% of target and will vest in five equal annual installments (20% per year) starting on February 15, 2024. One installment vested on February 15, 2025, the remaining installments will vest on February 15, 2026, 2027 and 2028.

(21) Performance-based RSUs with a three-year performance measurement period (January 1, 2021-December 31, 2023). The awards were earned at 64.4% of target and will vest in three equal annual installments (33% per year) starting on February 15, 2024. One installment vested on February 15, 2025, the remaining installment will vest on February 15, 2026.

(22) DSAs vest in five equal annual installments (20% per year). The first installment vested on February 15, 2025; the remaining four installments will vest on February 15, 2026, 2027, 2028 and 2029.

(23) Performance-based RSUs with a three-year performance measurement period (January 1, 2022-December 31, 2024). The awards were earned at 61.5% of target and will vest in five equal annual installments (20% per year). One installment vested on February 15, 2025 and the remaining installments will vest on February 15, 2026, 2027, 2028 and 2029.

(24) Performance-based RSUs with a three-year performance measurement period (January 1, 2023-December 31, 2025) that will vest in five equal annual installments based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period. Awards have been included in the table above at target (i.e., 100%).

(25) DSAs vest in three equal annual installments (33.33% per year) on November 15, 2026, 2027 and 2028.

(26) DSAs vest in five equal annual installments (20% per year). The first installment vested on February 15, 2025; the remaining four installments will vest on February 15, 2026, 2027, 2028 and 2029.

(27) DSAs vest in five equal annual installments (20% per year) on February 15, 2027, 2028, 2029, 2030 and 2031.

(28) Performance-based RSUs with a three-year performance measurement period (January 1, 2024-December 31, 2026) that will vest in three equal annual installments (33.33% per year) based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period. Awards have been included in the table above at 150% of target (i.e., maximum).

(29) Performance-based RSUs with a three-year performance measurement period (January 1, 2024-December 31, 2026) that will vest in five equal annual installments (20% per year) based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period. Awards have been included in the table above at 150% of target (i.e., maximum).

(30) DSAs granted to Mr. Hu in connection with his commencement of employment at State Street; these DSAs vest in four equal annual installments (25% per year) starting on February 15, 2023. The balance of the award will vest in two equal installments, one of which vested on February 15, 2025; the remaining installment will vest on February 15, 2026.

(31) DSAs granted to Ms. Hung in connection with her commencement of employment at State Street; these DSAs will vest in three equal annual installments (33.33% per year) starting on February 15, 2024. The balance of the award will vest in two equal installments, one of which vested on February 15, 2025; the remaining installment will vest on February 15, 2026.

2024 Stock Vested

	Stock Awards	
Name	**Number of Shares Acquired on Vesting[1] (#)**	**Value Realized on Vesting[2] ($)**
Ronald P. O'Hanley	146,878	$11,041,456
Eric W. Aboaf	47,089	3,438,910
Joerg Ambrosius	12,170	892,282
Bradford Hu	5,805	423,939
Yie-Hsin Hung	20,409	1,490,469

(1) Includes DSAs, performance-based RSUs and CRSUs as follows:

— The number of shares underlying DSAs that vested in 2024: Mr. O'Hanley: 45,270; Mr. Aboaf: 22,368; Mr. Ambrosius: 8,740; Mr. Hu: 5,805; and Ms. Hung: 20,409.

— The number of performance-based RSUs earned for the performance period that vested and settled in shares in 2024: Mr. O'Hanley: 63,762; Mr. Aboaf: 24,721; and Mr. Ambrosius: 3,430.

— The number of CRSUs that vested and were paid in cash in 2024: Mr. O'Hanley: 37,846.

(2)   For CRSUs granted in 2021 and 2022, DSAs and performance-based RSUs, the value realized on vesting is based on the closing price of our common stock on the NYSE on the relevant vesting date. For CRSUs granted in 2023 and 2024, the value realized on vesting is based on the average closing price of our common stock during the 30 trading days occurring on or immediately prior to the applicable vesting date.

2024 Pension Benefits[1]

Name	Plan Name	Number of Years Credited Service[2] (#)	Present Value of Accumulated Benefits[3] ($)
Joerg Ambrosius	State Street GmbH Munich Retirement Plan	22	$2,524,652

(1)   Mr. Ambrosius is the only NEO currently eligible to participate in a defined benefit pension plan.

(2)   State Street GmbH Munich Retirement Plan service is credited from pensionable service date.

(3)   Actuarial assumptions for the year ended December 31, 2024, include the following:

—   Benefit obligations are determined using a discount rate of 3.75%.

—   Retirement age is assumed to be normal retirement age (65) as defined by State Street GmbH Munich Retirement Plan.

—   No pre-retirement mortality, disability or termination were assumed.

Consistent with valuation assumptions, the form of payment reflected in this December 31, 2024 disclosure is a life annuity with 80% survivor benefits.

Mr. Ambrosius participates in the State Street GmbH Munich Retirement Plan, a defined benefit pension plan for employees in Germany that was established in 1993, but is frozen to new participants. For participants, the pension benefit is calculated based on the average eligible earnings of the last five years of base salary, the Social Security contribution ceiling of the German state pension system (split benefit formula), and service duration, capped at a maximum of 30 years. The normal retirement age under the State Street GmbH Munich Retirement Plan is age 65, although earlier retirement options are available. Participants in the State Street GmbH Munich Retirement Plan are eligible to receive early retirement benefits at age 63 and onwards, with reductions of 0.5% for each month that the early retirement date precedes age 65. Mr. Ambrosius was not eligible for early retirement as of December 31, 2024. For the State Street GmbH Munich Retirement Plan, the statutory vesting provisions are binding, depending on hire date and pension promise date. After a minimum period (which Mr. Ambrosius has completed), partial vesting of benefits applies in case of termination, prorated by accrued service versus possible service at normal retirement age.

2024 Nonqualified Deferred Compensation[1]

Name	Executive Contributions in Last FY[2] ($)	Registrant Contributions in Last FY[3] ($)	Aggregate Earnings in Last FY ($)	Aggregate Balance at Last FYE[4] ($)
Ronald P. O'Hanley	$ —	$ —	$24,008	$530,974
Eric W. Aboaf	14,000	7,750	32,862	258,989
Joerg Ambrosius	—	—	—	—
Bradford Hu	14,000	7,750	4,208	49,957
Yie-Hsin Hung	—	—	—	—

(1)   Messrs. O'Hanley, Aboaf and Hu held balances in the Management Supplemental Savings Plan (MSSP) during 2024.

(2)   Employee deferrals under the MSSP.

(3)   Company contributions made under the MSSP for the 2024 plan year. These amounts are included in the Summary Compensation Table.

(4)   Of the total amounts shown in this column, MSSP Company contributions of $40,250 for Mr. O'Hanley, $69,500 for Mr. Aboaf and $16,250 for Mr. Hu have been reported in the Summary Compensation Table in this proxy statement and prior years' proxy statements.

State Street maintains the MSSP for a select group of highly compensated U.S. employees. All NEOs other than Mr. Ambrosius were eligible to participate in 2024. The MSSP provides eligible employees with savings and Company matching contribution opportunities beyond the Internal Revenue Code limits imposed under the tax-qualified Salary Savings Program (SSP). Under the MSSP, eligible employees may elect, prior to the beginning of a year, to defer a whole percentage (a) from 1% to 50% of base salary for the year, and/or (b) from 5% to 100%, of otherwise immediately payable annual cash-based incentives (net of FICA withholding) or a flat dollar amount of at least $1,000.

State Street matched all deferrals made under the MSSP for 2024 up to a maximum of 5% of a participant's MSSP match-eligible compensation, comprising the lesser of (i) base salary plus immediate cash or (ii) $500,000, in either case reduced by the applicable Internal Revenue Code cap on annual compensation ($345,000 in 2024).

MSSP participants have certain time and form of payment options for their deferrals. They may elect to receive a lump sum payment either (i) on the first business day of the month following the six-month anniversary of the participant's termination of employment, or (ii) on a specified date that falls at least three years from the election date; if, however, termination of employment occurs before the specified date, the lump sum is paid on the first business day of the month following the six-month anniversary of the participant's termination of employment. Participants may also elect to receive deferrals in installments over two to ten years commencing on the six-month anniversary of the participant's termination of employment. Participants may change distribution elections consistent with the conditions and limitations set forth in the MSSP and tax rules applicable to nonqualified deferred compensation. Company contributions are automatically paid in a lump sum on the first day of the month following the six-month anniversary of the participant's termination of employment. A participant's account is payable in a lump sum upon death or disability. A participant who experiences a severe and unanticipated financial need may request a withdrawal of amounts deferred under the plan subject to certain restrictions.

A bookkeeping account is maintained for each participant in the MSSP. MSSP holdings reflect increases or decreases based on the performance of notional investments selected by the participant. The notional investments selected by NEO participants for 2024 and the rate of return for the year were as set forth below. The notional investments selected by our NEO participants are also investment options offered under the SSP.

Notional Investment	2024 Rate of Return
MSSP Investments	
SSGA U.S. Bond Index Fund	1.4%
Vanguard CR Federal Money Market Admin Fund	5.2%
State Street World Developed ex U.S. Index Securities Lending Series Fund	4.8%
SSGA S&P 500 Index Fund	25.0%

Potential Payments upon Termination or Change of Control as of December 31, 2024

Shown and described below are certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2024 under various scenarios. In all cases, the summaries below exclude pension benefits or nonqualified deferred compensation that may be paid to an NEO upon termination as described in the "2024 Pension Benefits" and "2024 Nonqualified Deferred Compensation" sections. All U.S. severance payments due to NEOs identified as "specified employees" following a separation from service are delayed until six months after separation in accordance with Section 409A of the Internal Revenue Code.

Our NEOs do not receive any payments or continued vesting of deferred incentive compensation awards if their employment is terminated for gross misconduct, and all deferred incentive compensation awards are forfeited if an NEO voluntarily terminates employment prior to reaching age 55 and completing five years of service. Messrs. O'Hanley and Aboaf had satisfied this retirement provision as of December 31, 2024. In addition, all outstanding deferred incentive compensation awards shown below remain subject to our recourse mechanisms described under the heading "Compensation Discussion and Analysis—Other Elements of Compensation—Adjustment and Recourse Mechanisms." The tables below are intended only for illustrative purposes; the rights and benefits due to any NEO upon an actual termination of employment or change of control can only be determined at the time of the payment, based on circumstances then existing and the arrangements then in effect.

Ronald P. O'Hanley	Retirement[1][2] ($)	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ —	$ 623,077	$ 2,400,000
Accelerated Vesting of Deferred Incentive Compensation Awards					
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	—	10,723,575	10,723,575	—	10,723,575
Accelerated Vesting and Payment of Cash-Settled RSUs (CRSUs)	—	2,852,799	2,852,799	—	2,852,799
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	—	21,996,821
Continued Vesting of Deferred Incentive Compensation Awards					
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	10,723,575	—	—	10,723,575	—
Continued Vesting and Payment of Cash-Settled RSUs (CRSUs)	2,852,533	—	—	2,852,533	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	24,524,741	24,524,741	24,524,741	24,524,741	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	—	—	—	—	—
Additional Benefits					
Current Year Incentive Compensation	—	—	—	2,775,000	—
Defined Contribution Retirement Cash Equivalent	—	—	—	—	41,400
Health & Welfare Benefits	—	18,237	—	11,848	45,638
Outplacement Services	—	—	—	40,000	40,000
Total Value	38,100,849	38,119,352	38,101,115	41,550,774	38,100,233

Eric W. Aboaf	Retirement[1][2] ($)	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ —	$ 323,077	$ 4,575,400
Accelerated Vesting of Deferred Incentive Compensation Awards					
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	—	5,589,054	5,589,054	—	5,589,054
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	—	9,184,036
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	—	2,136,914	2,136,914	—	2,136,914
Continued Vesting of Deferred Incentive Compensation Awards					
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	5,589,054	—	—	5,589,054	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	10,334,999	10,334,999	10,334,999	10,334,999	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	2,136,914	—	—	2,136,914	—
Additional Benefits					
Current Year Incentive Compensation	—	—	—	1,551,250	2,171,750
Defined Contribution Retirement Cash Equivalent	—	—	—	—	56,900
Health & Welfare Benefits	—	26,791	—	9,856	42,711
Outplacement Services	—	—	—	40,000	40,000
Total Value	18,060,967	18,087,758	18,060,967	19,985,150	23,796,765

Joerg Ambrosius	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ —	$ 8,121,961
Continued Vesting of Deferred Incentive Compensation Awards				
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	3,385,390	3,385,390	3,385,390	3,385,390
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	3,259,365	3,259,365	3,259,365	3,012,826
Continued Vesting and Payment of Deferred Value Awards (DVAs)	1,809,546	1,809,546	1,809,546	1,809,546
Additional Benefits				
Current Year Incentive Compensation	—	—	—	729,707
Pension Benefit	—	—	—	244,176
Health & Welfare Benefits	—	—	—	21,551
Outplacement Services	—	—	21,000	21,000
Total Value	8,454,301	8,454,301	8,475,301	17,346,157

Bradford Hu	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ 161,538	$ 4,256,000
Accelerated Vesting of Deferred Incentive Compensation Awards				
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	3,021,940	3,021,940	—	3,021,940
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	4,858,274
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	1,003,265	1,003,265	—	1,003,265
Continued Vesting of Deferred Incentive Compensation Awards				
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	—	—	3,021,940	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	5,672,481	5,672,481	5,672,481	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	—	—	1,003,265	—
Additional Benefits				
Current Year Incentive Compensation	—	—	1,020,000	1,428,000
Defined Contribution Retirement Cash Equivalent	—	—	—	56,900
Health & Welfare Benefits	2,267	—	1,099	9,527
Outplacement Services	—	—	40,000	40,000
Total Value	9,699,953	9,697,686	10,920,323	14,673,906

Yie-Hsin Hung	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ 161,538	$ 6,860,000
Accelerated Vesting of Deferred Incentive Compensation Awards				
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	6,902,399	6,902,399	—	6,902,399
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	4,856,263
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	2,846,317	2,846,317	—	2,846,317
Continued Vesting of Deferred Incentive Compensation Awards				
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	—	—	6,902,399	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	6,209,852	6,209,852	6,209,852	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	—	—	2,846,317	—
Additional Benefits				
Current Year Incentive Compensation	—	—	1,950,000	2,730,000
Defined Contribution Retirement Cash Equivalent	—	—	—	41,400
Health & Welfare Benefits	26,791	—	5,180	44,895
Outplacement Services	—	—	40,000	40,000
Total Value	15,985,359	15,958,568	18,115,286	24,321,274

(1) The DSAs, CRSUs, unearned performance-based RSUs and DVAs shown in the columns for Retirement, Death, Disability and Involuntary Termination without Cause are valued as follows:

- *DSAs and CRSUs:* Represents the value of outstanding awards based on the closing share price of our common stock on the NYSE on December 31, 2024 ($98.15), except for Death and Disability in relation to CRSUs granted in 2023 and 2024, for which the value is based on the average closing price of our common stock during the 30 trading days occurring on or immediately prior to December 31, 2024 ($98.16).

- *Performance-based RSUs:* Represents the value of 2022 performance-based RSUs, which were earned at 61.5% of target, plus the estimated value of unearned performance-based RSUs granted in 2023 and 2024 based on Company ROE performance, pre-tax margin performance, fee revenue growth and relative TSR through December 31, 2024 and performance at 100% of target for future years, based on the closing share price of our common stock on the NYSE on December 31, 2024 ($98.15). The actual percent at which the 2023 and 2024 awards are earned will be determined at the end of the three-year performance period.

- *DVAs:* Represents the value of outstanding DVAs as of December 31, 2024.

- Outstanding DSAs, outstanding CRSUs, unearned performance-based RSUs and outstanding DVAs granted to U.S. NEOs include post-termination restrictive covenants concerning non-competition for a period of 12 months; non-solicitation for a period of 18 months; and ongoing obligations of confidentiality and non-disparagement.

  Outstanding DSAs, unearned performance-based RSUs and outstanding DVAs granted to Mr. Ambrosius in 2024 are subject to ongoing obligations of confidentiality and non-disparagement.

(2) Retirement: For purposes of the deferred incentive compensation awards (DSAs, CRSUs, performance-based RSUs and DVAs), a qualifying retirement requires attainment of age 55 and completion of five years of service at State Street.

- *Deferred incentive compensation awards:* Service-based restrictions lapse and the awards continue to vest according to their original terms.

- *Health & welfare benefits:* State Street provides U.S. NEOs a retiree medical benefit if the NEO was participating in the State Street medical plan at the time of retirement. Retirement eligible U.S. NEOs would pay the full cost of the retiree medical coverage at State Street's retiree group rate. The table does not include any amount for this benefit because there is no incremental cost to State Street.

(3) Death:

- *Deferred incentive compensation awards:* For all NEOs, service-based restrictions lapse. For U.S. NEOs, the vesting of DSAs, CRSUs and DVAs is accelerated, while performance-based RSUs continue to vest according to their original terms. For Mr. Ambrosius, all deferred incentive compensation awards continue to vest according to their original terms.

- *Health & welfare benefits:* For U.S. NEOs, State Street will bear the full cost of health and welfare insurance for the NEO's spouse / domestic partner and/or dependents for a one-year period if the NEO and family were participating in State Street's health and welfare plans at the time of death.

(4) Termination due to Disability:

- *Deferred incentive compensation awards:* For all NEOs, service-based restrictions lapse. For U.S. NEOs, vesting is accelerated for DVAs, CRSUs and DSAs upon a termination due to disability, while performance-based RSUs continue to vest according to their original terms. For Mr. Ambrosius, all deferred incentive compensation awards continue to vest according to their original terms.

(5) Involuntary Termination without Cause: Our U.S. NEOs are covered by State Street's U.S. Severance Plan. The U.S. Severance Plan provides benefits to all eligible employees upon specified involuntary separations from service due to an organizational change, such as a reduction in force. The U.S. Severance Plan requires employees to execute a separation agreement and release acceptable to State Street in order to receive benefits under the plan. Amounts above assume a qualifying termination of employment on December 31, 2024. For these purposes, the severance amounts are not discounted for payment over time, and health and welfare benefits are valued at 2024 rates.

- *Cash severance:* The U.S. Severance Plan provides for a cash payment amount equal to a specified number of weeks of base salary based on employment title. For all eligible U.S. employees who hold an Executive Vice President title, including our NEOs, the plan provides for a severance period equal to three weeks of base salary per completed year of service with a minimum of 12 weeks and a maximum of 52 weeks of base salary. Severance benefits are subject to the employee's compliance with restrictive covenants that are determined at the time of separation, but typically include non-solicitation for a period of 18 months following termination and an ongoing obligation of confidentiality and non-disparagement. Mr. Ambrosius is not entitled to formulaic cash severance upon termination; however, the maximum severance to which he would be entitled under local regulations is estimated to be equal to his current base salary until the standard retirement age of 67.

- *Deferred incentive compensation awards:* Service-based restrictions lapse and the awards continue to vest according to their original terms.

- *Current year incentive compensation:* Under the U.S. Severance Plan, employees are eligible to receive an additional lump sum cash severance payment equal to 25% of the employee's prior year incentive compensation award for a termination occurring on December 31, 2024. Mr. Ambrosius is not entitled to formulaic incentive compensation under the State Street Corporation Incentive Compensation Program; however, the maximum current year incentive compensation to which he would be entitled under local regulations is estimated to be equal to his actual incentive compensation award for the 2024 performance year, as described under the heading "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Decisions Summary."

- *Health & welfare benefits:* The U.S. Severance Plan provides for continued participation in State Street's health and welfare benefit plan for the severance period at active employee rates and with continued coverage after the severance period, paid in full by the employee, subject to timely enrollment in COBRA. In Germany, health and welfare benefits end when the employee is terminated.

- *Outplacement services:* Personal outplacement and career consulting services by a third-party provider.

(6) Termination in Connection with Change of Control: Calculations assume a change of control occurred on December 31, 2024 and a qualifying termination of employment entitling the NEO to the specified benefits occurred on that date (double-trigger mechanism). For additional details regarding a termination in connection with change of control, refer to the "Change of Control" section below.

- *Cash Severance:* A lump sum payment equal to two times the sum of base salary and the prior year's cash-based incentive (immediate cash and DVAs), subject to a maximum of $10 million.

- *DSAs and CRSUs:* For all NEOs, the service-based restrictions lapse and for the U.S. NEOs, vesting is accelerated. The value of outstanding DSAs and CRSUs is based on the closing share price of our common stock on the NYSE on December 31, 2024 ($98.15), except that for CRSUs granted in 2023 and 2024, the value is based on the average closing price of our common stock during the 30 trading days occurring on or immediately prior to December 31, 2024 ($98.16).

- *Performance-based RSUs:* For all NEOs, the service-based restrictions lapse on unearned performance-based RSUs and for U.S. NEOs, vesting is accelerated. The estimated value of unearned performance-based RSUs is calculated as follows:

    i) Performance-based RSUs granted in 2022 are based on actual Company ROE performance and pre-tax margin performance for 2022 and 2023 and 100% of target for 2024.

    ii) Performance-based RSUs granted in 2023 are based on actual Company ROE performance, pre-tax margin performance and fee revenue growth for 2023 and 100% of target for 2024 and 2025.

    iii) Performance-based RSUs granted in 2024 are based on 100% of target for 2024 - 2026.

Performance-based RSUs performance has not been certified and is therefore subject to adjustment based on the terms of the relevant awards. The actual amount of the payout would be based on satisfaction of the performance criteria as certified by the HRC following a change of control. Performance-based RSUs are valued using an "adjusted fair market value" ($100.55), which is the highest average of the reported daily high and low prices per share of our common stock on the NYSE during the sixty (60)-day period prior to the first date of actual knowledge by the Board of the circumstances that resulted in a change in control, which is assumed to be December 31, 2024.

- *DVAs:* For all NEOs, service-based restrictions lapse and for the U.S. NEOs, vesting is accelerated.

- *Current year incentive compensation:* The prior year's cash-based incentive award (immediate cash and DVA) paid to each NEO in February 2024 for the 2023 performance year.

- *Defined contribution retirement cash equivalent (U.S. NEOs)/Pension benefit (Mr. Ambrosius):* A lump sum payment equal to two times State Street's annual contributions to the defined contribution retirement plans applicable to the U.S. NEOs, and two times the increase in pension value for Mr. Ambrosius.

- *Health & welfare benefits:* Continued employee health and welfare benefits for two years after the date of termination.

- *Outplacement services:* Personal outplacement and career consulting services by a third-party provider.

- Assumes zero for the legal fee benefit in connection with the enforcement of the NEO's rights under the agreement.

Change of Control

State Street has entered into change-of-control agreements with each of our NEOs. Each agreement has a two-year term that automatically extends for an additional year at the end of each calendar year, unless State Street gives notice of nonrenewal with at least 60 days' advance notice. The agreements become effective upon a change of control of State Street or upon a termination of employment arising in connection with or in anticipation of such change of control. A change of control is defined to include:

- The acquisition of 25% or more of our outstanding stock;

- The failure of incumbent directors (or their designated successors) to constitute a majority of the Board;

- A reorganization, merger, consolidation, sale or other disposition of all or substantially all of our assets in which State Street shareholders do not retain a majority of the voting power of the surviving or successor corporation and incumbent directors do not constitute a majority of the Board; or

- Approval by shareholders of a complete liquidation or dissolution of the Company.

Each agreement provides for two years of continued employment after a change of control on terms commensurate with those previously in effect. The cessation of employment under a double-trigger mechanism requires the occurrence of both a change of control and either the termination of employment without cause or by the NEO for good reason during the two-year period.

Each agreement provides that, in the event change-of-control benefits would exceed 110% of the maximum amount that the NEO can receive without any of the payments being subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (the golden parachute excise tax), then the value of such benefits shall be either (i) subject to a cutback or (ii) delivered in full, whichever of the foregoing provides the executive the greatest benefit on an after-tax basis (with the NEO required to pay the golden parachute excise tax). If benefits are below the 110% threshold, the NEO would be subject to an automatic cutback to the extent necessary to assure that the change-of-control benefits are not subject to the golden parachute excise tax. Accordingly, assuming a change of control with a double trigger occurred on December 31, 2024, Mr. Aboaf's benefits are subject to cutbacks and the following payment was eliminated from the table above: cash severance of $1,168,100. Assuming a change of control with a double trigger occurred on December 31, 2024, Messrs. O'Hanley, Ambrosius and Hu and Ms. Hung do not have a cutback to their benefits.

The change-of-control agreements include restrictive covenants concerning non-solicitation for a period of 18 months following termination, and ongoing obligations of confidentiality, cooperation and non-disparagement.

Refer to "Potential Payments upon Termination or Change of Control as of December 31, 2024" table footnote 6 for a detailed description of payments and benefits under a termination in connection with change of control.

Pay Versus Performance

Shown and described below is information about the relationship between certain financial performance measures and executive "compensation actually paid" as determined in accordance with Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K. For further information regarding our pay-for-performance philosophy and how our Human Resources Committee seeks to align executive compensation with the Company's performance, refer to "Executive Compensation—Compensation Discussion and Analysis."

					Value of Initial Fixed $100 Investment Based on:			Company Selected Measure
Year[1]	Summary Compensation Table (SCT) Total for PEO	Compensation Actually Paid (CAP) to PEO[2]	Average Summary Compensation Table (SCT) Total for Non-PEO NEOs[3]	Average Compensation Actually Paid (CAP) to Non-PEO NEOs[2][3]	State Street (STT) TSR[4]	Peer Group TSR (KBW Bank Index)[4]	Net Income (GAAP)	ROE (Non-GAAP)[5]
2024	$16,715,967	$28,221,197	$6,372,494	$ 9,788,000	145.0	132.6	$2,686,875,520	11.7%
2023	13,449,164	10,603,887	8,771,564	7,995,951	111.4	96.7	1,943,630,434	11.3%
2022	18,004,619	10,071,943	7,633,068	4,733,007	107.6	97.5	2,774,105,680	12.5%
2021	14,113,660	22,684,590	8,719,980	12,311,262	124.7	124.1	2,693,086,657	11.5%
2020	9,309,980	8,579,981	7,972,141	7,465,987	95.2	89.7	2,420,321,971	10.6%

(1) The closing share price of our common stock on the NYSE was $98.15 on December 31, 2024, $77.46 on December 29, 2023, $77.57 on December 30, 2022, $93.00 on December 31, 2021, $72.78 on December 31, 2020, and $79.10 on December 31, 2019. The Principal Executive Officer (PEO) was Mr. O'Hanley for all years in the table. The non-PEO NEOs were Mr. Aboaf (all years), Mr. Maiuri (2020, 2021, 2022 and 2023), Messrs. Aristeguieta and Erickson (2020, 2021 and 2022), Mr. Taraporevala (2022), Mr. Hu and Ms. Hung (2023 and 2024) and Mr. Ambrosius (2024).

(2) The following table describes the adjustments, each of which is prescribed by SEC rules, to calculate the CAP amount from the SCT amount for 2024. There were adjustments with respect to the actuarial value of the pension plan in which Mr. Ambrosius participated, based on the annual service cost under the State Street GmbH Munich Retirement Plan. The SCT amount and the CAP amount do not reflect the actual amount of compensation earned by or paid during 2024, but rather are amounts determined in accordance with Item 402(v) of Regulation S-K.

	2024	
Adjustments[1]	PEO	Non-PEO NEOs[3]
Total Compensation from SCT	$ 16,715,967	$ 6,372,494
(Subtraction): Change in pension value reported in SCT for covered fiscal year (if positive value)	0	(30,522)
Addition: Pension service cost attributable to covered fiscal year	0	36,901
Adjustments for stock awards		
(Subtraction): Stock Awards from SCT	(11,099,930)	(3,220,301)
Addition: Fair value at year end of awards granted during the covered fiscal year that are outstanding and unvested at year end	15,994,933	5,208,739
Addition (Subtraction): Year-over-year change in fair value of awards granted in any prior fiscal year that are outstanding and unvested at year end	5,195,675	1,341,141
Addition: Vesting date fair value of awards granted and vesting during such year	1,636,280	117,305
Addition (Subtraction): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during such year	(221,728)	(37,757)
Compensation Actually Paid (as calculated)	28,221,197	9,788,000

The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(3) Amounts presented are averages for the entire group of non-PEO NEOs in each respective year.

(4) Total Shareholder Return (TSR) data is calculated based on an initial investment on December 31, 2019 and reflects for 2024 – five-year cumulative TSR (December 31, 2019 – December 31, 2024); for 2023 – four-year cumulative TSR (December 31, 2019 – December 31, 2023); for 2022 – three-year cumulative TSR (December 31, 2019 – December 31, 2022); for 2021 – two-year cumulative TSR (December 31, 2019 – December 31, 2021); and for 2020 – one-year TSR (December 31, 2019 – December 31, 2020). When comparing

our annual and long-term performance to that of our peers for compensation purposes and for purposes of disclosure under Item 201(e) of Regulation S-K, we utilize the KBW Bank Index, which comprises State Street, our Direct Peers, and 21 other constituents with which we competed in some aspects of our businesses as of January 1, 2024.

(5)   Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of the non-GAAP ROE presented in the table above, see *Appendix B*.

Financial Performance Measures

As described in greater detail under "Executive Compensation—Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, not all of those measures are presented in the Pay Versus Performance table. Moreover, the Company's executive compensation program is designed to incentivize long-term performance and shareholder value creation. The Human Resources Committee did not consider the Pay Versus Performance disclosure when making its incentive compensation decisions.

The metrics that the Company uses in determining annual incentive compensation awards and in the payout of our long-term performance-based RSUs are selected based on the objective of incentivizing our PEO and Non-PEO NEOs to increase the value of the Company for our shareholders. The following table lists the four performance measures that we believe represent the most important performance measures we used to link the CAP amounts for our NEOs for 2024 to Company performance, all of which are metrics used in our performance-based RSUs. Of these measures, we identified return on average common equity (non-GAAP), which we refer to as ROE (Non-GAAP) in the table above, as the most important of our financial performance measures.

Return on Average Common Equity (non-GAAP)
Fee Revenue Growth (non-GAAP)
Pre-Tax Margin (non-GAAP)
Total Shareholder Return

Analysis of the Information Presented in the Pay Versus Performance Table

In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Overview. The HRC reviews, evaluates and approves our executive compensation program annually, and designs the program to effectively align pay with performance and shareholder interests over time. The design elements supporting this goal include our use of shareholder return-based metrics in assessing annual financial performance, heavy reliance on deferred equity-based compensation vehicles (substantially delivered in the form of performance-based equity) and the use of relative TSR in our long-term incentive design. In the Pay Versus Performance table above:

- Equity-based vehicles comprised 100% of incentive compensation awarded to our PEO in 2024 for the 2023 performance year, 90% in 2023 for the 2022 performance year and in 2022 for the 2021 performance year, 100% in 2021 for the 2020 performance year and 75% in 2020 for the 2019 performance year

- Equity-based vehicles comprised 65% of incentive compensation awarded to our Non-PEO NEOs (other than Mr. Ambrosius)* in 2024, 2023, 2022, 2021 and 2020 for the 2023, 2022, 2021, 2020 and 2019 performance years, respectively

   *   Equity-based vehicles comprised 60% of incentive compensation awarded to Mr. Ambrosius in 2024 for the 2023 performance year

Because we maintain significant levels of deferred equity-based compensation for our executives, the change in value over time of CAP for our PEO and Non-PEO NEOs in the table above is driven primarily by the change in our stock price and our performance against metrics aligned to our long-term strategy contained in our performance-based RSUs.

Relationship between CAP and ROE (non-GAAP). ROE (GAAP) is a component of the HRC's assessment of annual financial performance, and is one driver of annual pay decisions. Additionally, for awards granted in 2024 and earlier years, ROE (non-GAAP) was a core metric or modifier in our performance-based RSU program, with the potential to impact the value of this long-term equity vehicle over time. As a result, CAP for our PEO and Non-PEO NEOs is influenced by ROE (non-GAAP).

Compensation Actually Paid (CAP) Versus ROE (Non-GAAP) (2020 – 2024)



Relationship between CAP and State Street TSR and CAP and Peer Group/KBW Bank Index TSR. TSR, for both State Street itself and relative to the KBW Bank Index, is a component of the HRC's assessment of financial performance, driving annual pay decisions. For 2024, CAP for our PEO is $28.2 million and the average CAP for our Non-PEO NEOs is $9.8 million, above the SCT compensation of $16.7 million for our PEO and the average SCT compensation of $6.4 million for our Non-PEO NEOs, respectively, consistent with the increase of TSR from 111.4 in 2023 to 145.0 in 2024. For 2023, CAP for our PEO is $10.6 million and the average CAP for our Non-PEO NEOs is $8.0 million, below the SCT compensation of $13.4 million for our PEO and the average SCT compensation of $8.8 million for our Non-PEO NEOs, respectively, despite the slight increase of TSR from 107.6 in 2022 to 111.4 in 2023. For 2022, CAP for our PEO is $10.1 million and the average CAP for our Non-PEO NEOs is $4.7 million, significantly below the SCT compensation of $18.0 million for our PEO and the average SCT compensation of $7.6 million for our Non-PEO NEOs, respectively, consistent with the decline of TSR from 124.7 in 2021 to 107.6 in 2022. For 2021, CAP for our PEO is $22.7 million and average CAP for our Non-PEO NEOs is $12.3 million, significantly higher than the SCT compensation of $14.1 million for our PEO and the average SCT compensation of $8.7 million for Non-PEO NEOs, respectively, consistent with the increase of TSR from 95.2 in 2020 to 124.7 in 2021. Additionally, because TSR is substantially driven by equity appreciation or depreciation, and because we maintain significant levels of deferred equity-based compensation for our executives, the increase or decrease in CAP versus SCT compensation is strongly aligned with State Street's TSR performance, linking CAP to the shareholder experience (i.e., when TSR is flat, CAP and SCT compensation tend to converge, when TSR increases, CAP tends to increase relative to SCT compensation and when TSR declines, SCT compensation tends to decrease relative to CAP).

Summary Compensation Table (SCT) and Compensation Actually Paid (CAP) Versus TSR - PEO



Summary Compensation Table (SCT) and Compensation Actually Paid (CAP) Versus TSR – Non-PEO NEOs



Relationship between CAP and Net Income (GAAP). Although Net Income (GAAP) is not itself included in our Financial Scorecard, the HRC reviews its primary components, Revenue and Expenses, as well as Net Interest Income on a standalone basis, as part of its annual assessment of financial performance. Likewise, although Net Income (GAAP) is not a metric in our performance-based RSU vehicle, other performance-based RSU metrics, including Pre-Tax Margin and Fee Revenue Growth, are related to Net Income (GAAP). As a result, CAP for our PEO and Non-PEO NEOs is indirectly impacted by Net Income (GAAP).

Compensation Actually Paid (CAP) Versus Net income (GAAP) (2020 – 2024)

CEO Pay Ratio Disclosure

This section provides an estimate under applicable SEC regulations of the ratio of total compensation for our Chief Executive Officer to the median of total compensation for our other employees. The methodology and the material assumptions, adjustments and estimates we used in identifying our median employee and calculating that employee's total compensation are set forth below. This methodology may differ from that applied by other companies, including other financial services companies, and so the information may not be comparable across companies.

For 2024:

- the estimated median of the annual total compensation of all employees of State Street (other than Mr. O'Hanley), was $41,630; and

- the annual total compensation of Mr. O'Hanley was $16,715,967.

Based on the foregoing, the ratio of the annual total compensation of Mr. O'Hanley to the median of the annual total compensation of all other employees is estimated to be 402 to 1.

As described in more detail in our 2023 and 2024 Annual Reports on Form 10-K, as part of ongoing transformation and productivity initiatives, we assumed full ownership of our two operations joint ventures in India. The approximately 10,000 employees who joined State Street as part of these business combinations in late 2023 and mid 2024 were not included in the calculations for the 2023 CEO Pay Ratio contained in our 2024 Proxy Statement, but are included in the calculations for the 2024 CEO Pay Ratio contained in this proxy statement.

We identified our median employee for 2024 based on our employee population as of October 1, 2024 and used a local currency-to-U.S. dollar exchange rate as of that date to enable a U.S. dollar-based assessment. State Street employees are generally eligible for base pay and incentive compensation. We therefore analyzed our employee population based on these compensation elements for the full year 2024. We annualized the base pay of all full and part-time employees in our employee population who were hired during 2024. Similarly, for all such employees who did not receive incentive compensation in 2024 due solely to their date of hire, we used a consistent methodology to impute annualized incentive compensation based on each employee's level and function. We calculated the median gross pay (as described above) and selected the employees within $100 of that value to further analyze. We then identified an employee from this group whose pay was a reasonable estimate of the median pay at our organization as the median employee. For the median employee, we combined all forms of compensation that would have been reported in the "Total" column of the Summary Compensation Table had disclosure of the median employee's compensation been required in that table.

For Mr. O'Hanley, we used the amount reported in the "Total" column of the Summary Compensation Table.

Item 2: Approval of Advisory Proposal on Executive Compensation

**The Board of Directors unanimously recommends that you vote
FOR
this proposal (Item 2 on your proxy card)**

The Board believes that shareholder feedback on executive compensation is important and annually provides shareholders the opportunity to vote on an advisory executive compensation proposal.

The advisory proposal is provided in accordance with Section 14A of the Securities Exchange Act of 1934 (Exchange Act) and is non-binding. The outcome of this advisory proposal does not overrule any decision by, create or imply any change to the fiduciary duties of, or create or imply any additional fiduciary duties for State Street or the Board of Directors (or any of its committees). Though this vote is non-binding, the Human Resources Committee will consider vote results in making executive compensation decisions. More information about executive compensation at State Street, including detail on the Human Resources Committee of the Board's process for determining executive pay, is described under the heading "Compensation Discussion and Analysis."

The text of the proposal presented for your approval is as follows:

VOTED: That the compensation of State Street's executives, as disclosed pursuant to the SEC's compensation disclosure rules, as set forth in this proxy statement under the heading "Executive Compensation," including the Compensation Discussion and Analysis, the compensation tables and related material, is approved; provided that this resolution shall not be binding on State Street's Board of Directors or any of its committees and may not be construed as overruling any decision by the Board of Directors or any of its committees.

Examining and Audit Committee Matters

Examining and Audit Committee Pre-Approval Policies and Procedures

State Street's Examining and Audit Committee has established pre-approval policies and procedures applicable to all services provided by State Street's independent registered public accounting firm, pursuant to which the Committee reviews for approval each particular service expected to be provided. In connection with that review, the Committee is provided with detailed information so that it can make well-reasoned assessments of the impact of the services on the independence of the independent auditor. Pre-approvals could include pre-approved cost levels or budgeted amounts or a range of cost levels or budgeted amounts. Pre-approval is also required for substantive changes in terms, conditions and fee arrangements resulting from changes in the scope, structure or other items. The pre-approvals include services in categories of audit services, audit-related services, tax services and other services permissible under the SEC's auditor independence rules. The services shown in the table below were approved by the Committee in accordance with these pre-approval policies and procedures.

Audit and Non-Audit Fees

Ernst & Young LLP (EY), was State Street's independent registered public accounting firm for each of the fiscal years ended December 31, 2024 and December 31, 2023. Fees incurred by State Street and its subsidiaries for professional services rendered by EY with respect to 2024 and 2023 were as follows:

Description (In millions)	2024	2023
Audit Fees	$15.8	$15.0
Audit-Related Fees	18.5	18.3
Tax Fees	3.3	3.1
All Other Fees	—	—

Services provided under Audit Fees primarily included statutory and financial statement audits, the requirement to opine on the design and operating effectiveness of internal control over financial reporting and accounting consultations billed as audit services. Services provided under Audit-Related Fees consisted principally of reports on the processing of transactions by servicing organizations, non-statutory audits and due diligence procedures. Services provided under Tax Fees consisted principally of compliance and corporate tax advisory services.

In addition to the services described above, EY provides audit and tax compliance services to certain mutual funds, exchange-traded funds (ETFs) and foreign-based private investment funds for which State Street is the sponsor and investment adviser or manager. The mutual funds and ETFs have boards of directors or similar bodies that make their own determinations as to selection of the funds' audit firms and approval of any fees paid to such firms. In the case of certain foreign-based private investment funds, State Street participates in the selection of the audit firm to provide the audit and tax compliance services. All of the fees for such services are paid by the mutual funds, ETFs and foreign-based private investment funds—not by State Street—and are not included in the table above.

Report of the Examining and Audit Committee

The Examining and Audit Committee consists entirely of members who meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC, as determined by the Board. Further, all of the members of the Committee are financially literate, based upon their education and experience, as such qualification under the listing standards of the NYSE is interpreted by the Board. The Board has determined, based upon education and experience as a principal accounting or financial officer or public accountant, or experience actively supervising a principal accounting or financial officer or public accountant, or other relevant experience, that each member of the Committee satisfies the definition of "audit committee financial expert," as set out in the rules and regulations under the Exchange Act, and has accounting or related financial management expertise, as such qualification under the listing standards of the NYSE is interpreted by the Board. The Committee operates under a written charter that is reviewed and approved annually by the Board. The Committee furnishes the following report:

On behalf of State Street's Board, the Committee oversees the operation of a system of internal controls designed to ensure the integrity of State Street's financial statements and reports, compliance with laws, regulations and corporate policies and the qualifications, performance and independence of State Street's independent registered public accounting firm. The role of the independent registered public accountant is to independently audit the consolidated financial statements and effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board or PCAOB. Additionally, the Committee oversees the Company's efforts to promote and advance a culture of compliance and ethical business practices. It is management's responsibility to prepare State Street's consolidated financial statements and establish and maintain internal control over financial reporting. The Committee acts on behalf of the Board in monitoring and overseeing the implementation, independence and performance of State Street's internal corporate audit function, under the direction of the General Auditor. The General Auditor reports directly to the Examining and Audit Committee (and administratively to State Street's CEO).

Consistent with this oversight responsibility, the Committee has reviewed and discussed with management the audited consolidated financial statements for the year ended December 31, 2024 and management's assessment of internal control over financial reporting as of December 31, 2024. EY, State Street's independent registered public accounting firm, issued its unqualified report on State Street's consolidated financial statements and the design and operating effectiveness of State Street's internal control over financial reporting.

The Committee has discussed with EY the matters required to be discussed by applicable requirements of the PCAOB and the SEC. The Committee has also received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Committee concerning independence. The Committee has monitored the relationship between audit and non-audit services provided by EY in evaluating the firm's continued independence.

Based on these reviews and discussions, including meeting at least quarterly with EY and the General Auditor in separate private executive sessions, the Committee recommended to the Board that State Street's audited consolidated financial statements for the year ended December 31, 2024, be included in State Street's annual report on Form 10-K for the fiscal year then ended.

Submitted by,

William C. Freda, Chair
Marie A. Chandoha
DonnaLee A. DeMaio
Sara Mathew
John B. Rhea

Item 3: Ratification of the Selection of the Independent Registered Public Accounting Firm

> **The Board of Directors unanimously recommends that you vote**
> **FOR**
> **this proposal (Item 3 on your proxy card)**

The Board of Directors recommends that shareholders approve the ratification of the selection of the independent registered public accounting firm described below. The Examining and Audit Committee has appointed Ernst & Young LLP as State Street's independent registered public accounting firm for the year ending December 31, 2025. EY has acted as our independent auditor since 1972. We have been advised by EY that it is a registered public accounting firm with the PCAOB and that it complies with the auditing, quality control and independence standards and rules of the PCAOB and the SEC.

Committee Responsibilities and Duties

The Examining and Audit Committee has direct responsibility for the engagement, termination, compensation, retention, evaluation and oversight of the work of our independent registered public accounting firm, including the sole authority for the establishment of pre-approval policies and procedures for all audit and non-audit engagements. The Committee also oversees the internal controls and procedures covering the integrity of our accounting and financial reporting processes, the preparation, audit and disclosure of financial statements and regulatory reports and the qualifications, performance and independence of State Street's independent registered public accounting firm. Further, the Committee oversees the internal corporate audit function, compliance program effectiveness and certain of State Street's sustainability and impact obligations, initiatives and activities, within the Committee's scope of responsibilities. For more information, see the description in this Proxy Statement of the Examining and Audit Committee under the heading "Committees of the Board of Directors."

Committee Considerations and Audit Firm Assessment

In connection with the annual appointment of EY, the Committee undertook a comprehensive assessment and review of EY, and considered among other factors:

- Whether the retention of EY is in the best interests of State Street and its shareholders
- The results of an annual assessment relative to the performance of EY, conducted by management, which includes a survey, interviews and analysis of external public data
- EY's capabilities, particularly with regard to the breadth and complexities of State Street's business and operations, technical expertise, geographical footprint, knowledge level and quality of service
- The recent performance of EY and the lead audit partner, including the quality and timeliness of communication, competence and responsiveness
- EY's tenure with State Street, including the benefits of institutional knowledge
- The independence of EY
- External data relating to audit quality and performance, including PCAOB reporting, known legal risks and significant proceedings involving EY
- The fees incurred by State Street for the services rendered

Committee Role in Lead Partner Rotation

In accordance with SEC rules and EY policies, the lead audit partner must be rotated at least every five years. During this rotation process, the Committee and the Committee Chair are involved in the selection of the lead audit partner by vetting potential candidates, analyzing candidate qualifications and participating in the interview process. The Committee is also consulted regarding the final selection of the lead audit partner.

Recommendation and Voting

After conducting this annual assessment and taking into consideration, among other things, the benefits of fresh perspective gained through the mandatory lead audit partner rotation, the Committee and the Board of Directors believe that the continued retention of EY as our independent registered public accounting firm is in the best interest of State Street and its shareholders. For more information, see the discussion in this proxy statement under the heading "Examining and Audit Committee Matters."

While shareholder ratification of the selection of EY as our independent registered public accounting firm is not required, the Board is submitting the selection of EY to the shareholders for ratification to learn the opinion of shareholders on the selection. Should the selection of EY not be ratified by the shareholders, the Committee will reconsider the matter. Even in the event the selection of EY is ratified, the Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it believes such a change is in the best interests of State Street and its shareholders. Representatives of EY will be present at the annual meeting to respond to appropriate questions, and they will have the opportunity to make a statement if they desire.

Item 4: Shareholder Proposal

**The Board of Directors unanimously recommends that you vote
AGAINST
this proposal (Item 4 on your proxy card)**

The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal described below. Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted against the shareholder proposal.

Friends Fiduciary Corporation, 1700 Market Street, Suite 1535, Philadelphia, PA 19103, the beneficial owner for at least one year of more than $25,000 of State Street's common stock, entitled to vote on the proposal at the meeting, has submitted the proposal as set forth below for inclusion in the proxy statement. The Board of Directors, on behalf of State Street, disclaims any responsibility for the content of the proposal and the supporting statement. The text of the proposal and supporting statement, as furnished to us by the proponent, are as follows:

Proposal 4 – Request the State Street Require a Separate and Independent Chair

Resolved: State Street Corporation ("State Street" or "Company") shareholders ask the Board to adopt a policy and amend the bylaws as necessary to require the Chair of the Board of Directors, whenever possible, be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

The role of the CEO and management is to run the Company. The Board of Directors' role is to provide independent oversight of management and the CEO. We believe a CEO cannot be their own overseer while managing the business without potential conflicts of interest.

State Street's CEO, Ronald O'Hanley, serves as CEO and Chair of the Company's Board of Directors. Combining these two roles for one person weakens State Street's governance structure, potentially harming shareholder value. We believe that combining these roles gives the CEO unnecessary additional power over the Board, potentially weakening their authority and oversight of management.

Overseeing the Board is a time-intensive responsibility. A separate and independent Chair leaves the CEO free to manage the Company and build effective business strategies. Mr. O'Hanley is also on the boards of Unum[1] and ABL Space Systems, Inc.[2], two non-profit organizations[3], two college/university boards[4], and a number of other finance-related organizations[5] which also requires time and energy.

With such pressure on our CEO's time, our Company and shareholders would benefit if an independent board member assumed Chair duties.

Intel's former Chair, Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

[1] https://investors.unum.com/governance/board-of-directors/default.aspx

[2] https://www.sec.gov/Archives/edgar/data/1807044/000095017223000191/xslFormDX01/primary_doc.xm

[3] https://bilh.org/about/leadership/board-of-trustees; https://www.wbur.org/inside/board-of-directors

[4] https://www.iyrs.edu/about/board-of-trustees; https://www.maxwell.syr.edu/about/school-leadership/maxwell-advisory-board

[5] https://commerceri.com/about-us/ronald-p-ohanley/; https://www.iif.com/About-Us/Board; https://fsforum.com/who-we-are; https://www.bostonfed.org/about-the-boston-fed/board-of-directors.aspx

Numerous institutional investors recommend separation as simple good governance. For example, CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.[6] Proxy advisors often recommend votes in favor of shareholder resolutions urging an independent Chair. And in its paper on the 2024 proxy season, Georgeson noted there were 46 proposals asking for a separate chair and these resolutions averaged votes in favor of 31%, as they had in the previous two years.[7]

An independent Chair is the prevailing practice in the United Kingdom and many international markets.

An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers, employees, and the Company.

To foster a simple transition, we propose this policy be phased in when the next CEO is chosen. We urge a vote FOR this resolution.

---

[6] https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf p. 13-14

[7] https://contentassets.computershare.com/eh96rkuu9740/1LaV0tgtDhSIIWK8EzZAJH/73c32a245e36b8ec80cb910d591480e7/ Georgeson_2024_Pro xy_Season_Review.pdf p.30

RECOMMENDATION OF THE BOARD OF DIRECTORS THAT YOU VOTE AGAINST THIS PROPOSAL

The Board believes that Company and shareholder interests are best served when the Board has the flexibility to determine the most effective leadership structure for the Company based on the Company's needs and the Board's regular assessment of the Company's leadership. After careful consideration during the Board's annual review of its leadership structure, we continue to believe that the combined Chairman and CEO role, paired with the robust duties of our independent Lead Director, provide an optimal balance of executive leadership and oversight that best serves the interests of the Company and our shareholders at this time. Accordingly, the Board recommends that shareholders vote **AGAINST** the proposal.

We believe it is important to preserve flexibility for the Board to determine the most effective leadership structure for State Street based on the Company's specific opportunities and circumstances at any given time.

Selecting an appropriate leadership structure is one of the most important tasks of our Board. The Board has deep knowledge of the strategic goals of the Company, the unique opportunities and challenges it faces, its operational and governance processes and the various capabilities of our directors and the Company's senior management and is therefore best positioned to determine the most effective leadership structure to protect and enhance long-term shareholder value. It is important that directors have the discretion to use their insights, experience and judgment to make decisions with respect to the structure of the Company's leadership. If the changes requested by the proposal are implemented, going forward, the Board would be constrained in exercising appropriate discretion.

The Board's leadership structure is reassessed annually as part of the Board's established governance process.

State Street's governing documents allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. To determine the appropriate leadership structure of the Board, as part of the Board's established governance process, State Street's independent directors annually review and assess the Board's leadership structure. Directors consider a wide variety of factors in this assessment, including the business knowledge of the CEO, the independence of the other members of the Board and the engagement and experience of leaders on our Board, including the independent Lead Director, and results of the Board's annual assessment of its own performance and effectiveness. Through this process, the Board tailors its leadership composition based on evolving circumstances and needs that are specific to the Company and that support effective oversight of the Company's business strategy and operational and risk management, rather than adopting a "one-size-fits-all" approach that may not be appropriate, particularly in light of the highly regulated and complex nature of State Street and its operations.

As described in the "Board Leadership Structure and Role in Risk Oversight" section beginning on page 11 of this Proxy Statement the board's leadership structure currently consists of Dame Amelia Fawcett serving as independent Lead Director, and under the Company's Corporate Governance Guidelines, the independent Lead Director has clearly defined and robust responsibilities, designed to further ensure oversight of the Company's management. In addition to her specified responsibilities, Dame Amelia is an actively engaged director who regularly communicates with our Chairman and CEO and other senior leaders on topics of importance to the Company.

The Board believes it is best positioned to determine, based on all relevant facts and circumstances that may exist from time to time, the most effective leadership structure for State Street, and permanently separating the Chairman and CEO functions would result in an unnecessarily inflexible governance structure. As described above, the Board is committed to regularly evaluating its leadership structure to promote the best interests of the Company and its shareholders at present and in the future.

For the foregoing reasons, the Board believes the proposal is neither necessary nor in the best interests of our shareholders and therefore recommends that shareholders vote AGAINST the proposal.

Item 5: Shareholder Proposal

**The Board of Directors unanimously recommends that you vote
AGAINST
this proposal (Item 5 on your proxy card)**

The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal described below. Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted against the shareholder proposal.

Paul Rissman, the beneficial owner for at least three years of more than $2,000 of State Street's common stock entitled to vote on the proposal at the meeting, has submitted the proposal as set forth below for inclusion in the proxy statement. The Board of Directors disclaims any responsibility for the content of the proposal and the supporting statement. The text of the proposal and supporting statement, as furnished to us by the proponent, are as follows:

Resolved: Shareholders request the Board of Directors of State Street Corporation (STT) issue a report disclosing whether and how the Company addresses transition of workers and fairness to communities in its transition finance strategy. At the Board's discretion, proponent recommends the report cover the potential risks and opportunities related to STT's transition finance efforts affecting workers and communities.

SUPPORTING STATEMENT

Our CEO has emphasized the importance of transition finance — financial support that helps decarbonize high-emitting activities or enables the decarbonization of other economic activities.[1] Managing the human element of this massive climate transition appears as important as technical innovation or development of new physical infrastructure.

Stranded human capital and human rights abuses can generate public resistance to the transition; in contrast, investment in the retraining of people, and demonstrating respect and partnership with communities can ease and accelerate the transition. Whether coal miners losing their jobs in Appalachia or land use and pollution conflict in communities targeted for lithium mining, climate transition faces backlash where the human element is ignored.[2] A study of the Environmental Justice Atlas database found that one quarter of projects opposed by environmental defenders were stopped through protest, litigation and other forms of popular mobilization.[3]

According to the World Economic Forum (WEF)[4] "[t]he green transition... could concentrate job creation in already tight labour markets... deepen[ing] unemployment in some regions while causing labour shortages in others..." WEF notes that this "could fuel social and political upheaval."

Thus, part of the work of transition finance is to support finance, public policy or other provisions for worker transition such as job retraining and skill development, income support in job transitions, creating new green jobs, and actively planning for economic diversification in affected communities.

The rights of communities are also at stake, such as in regions where mining of minerals critical to the green transition threatens human rights and the environment. Transition strategies must respect human rights, public health and the environment, or they risk community resistance and supply chain disruption.

---

[1] https://www.weforum.org/stories/2023/01/davos23-transition-finance-decarbonization/

[2] https://www.sciencedirect.com/science/article/abs/pii/S0301421518302301

[3] https://www.sciencedirect.com/science/article/pii/S0959378020301424?via%3Dihub

[4] https://intelligence.weforum.org/topics/a1Gb0000000pTDXEA2/key-issues/a1Gb00000015QJKEA2

A 2021 interview with STT's global head of asset stewardship noted that clarity of expectations around investees' climate transition plans, including how they take Just Transition into consideration, is an area where STT can improve.[5] Yet there is precious little in STT's disclosures on this topic, other than mention of a Just Transition engagement with 24 companies in 2022.[6] STT's 2023 Sustainability Report does not mention Just Transition, climate justice, or environmental justice.[7] This omission is doubly concerning as STT has reduced its support for environmental shareholder resolutions[8] and has terminated its membership in the stewardship coalition Climate Action 100+. STT's inadequate disclosure impairs investors' ability to understand how its transition finance plans safeguard shareholder returns.

---

[5] https://corpgov.law.harvard.edu/2021/12/07/engaging-with-state-street-global-advisors/

[6] https://www.ssga.com/us/en/about-us/what-we-do/asset-stewardship/climate-stewardship

[7] https://www.statestreet.com/web/insights/articles/documents/state-street-sustainability-report.pdf

[8] https://www.ssga.com/us/en/about-us/what-we-do/asset-stewardship/climate-stewardship

RECOMMENDATION OF THE BOARD OF DIRECTORS THAT YOU VOTE AGAINST THIS PROPOSAL

The Board has carefully considered the proposal and determined that preparing the requested report would not be a valuable use of the Company's time and resources, as we are not in the business of transition finance. Consistent with the definition of transition finance included in the proposal, the CFA Institute defines transition finance as "any form of financial support that helps decarbonize high-emitting activities or enables the decarbonization of other economic activities."[1] Neither the Company nor State Street Global Advisors (SSGA) provides traditional commercial loans or other financial support to companies. Accordingly, the Board recommends that shareholders vote **AGAINST** the proposal.

State Street is not engaged in the business of transition finance, thus a report on the Company's strategy in this regard would not be meaningful.

State Street is a financial holding company that, through its subsidiaries, provides a broad range of financial products and services to institutional investors worldwide through two core business lines: Investment Servicing and Investment Management. Neither of our core business lines engages in transition finance nor provides traditional commercial loans to companies for purposes of transition finance.

While SSGA's stewardship activities may include engagement with its portfolio companies on topics that may indirectly relate to transition finance, it is not engaged in the business of transition finance.

To the extent the proposal intends to refer to our asset management business, SSGA, the request continues to be inapplicable. SSGA believes that portfolio companies are best suited to understand which issues are most impactful for their business and, therefore, long-term engagements contribute to SSGA's evolving perspectives on priority areas. SSGA conducts an asset stewardship program, using sustained, multi-year engagements to drive improved disclosure and oversight practices in order to seek the long-term preservation of the value of the companies in which SSGA invests. The investment strategies offered by SSGA, however, are client-driven, meaning that SSGA will manage products based on indexes selected by clients or for which SSGA sees significant client interest. SSGA's engagement with its portfolio companies may include discussions on topics that may indirectly relate to transition finance, but this is not financial support and thus is not transition finance.

As noted above, State Street does not make loans or undertake to provide financial support in respect of transition finance activities, and therefore, we have no transition finance business. And while SSGA's stewardship activities may include engagement with its portfolio companies on topics surrounding transition finance, this does not constitute financial support and thus is not transition finance on which we may report. It is not in the best interests of the Company or its shareholders for the Company to expend company time and resources to prepare a report on a business in which we are not engaged.

Accordingly, the Board recommends that shareholders vote <u>AGAINST</u> this proposal.

---

(1)   https://www.cfainstitute.org/sites/default/files/-/media/documents/article/industry-research/transition-finance.pdf

General Information About the Annual Meeting

Questions and Answers About Voting

Why am I receiving these materials?

State Street's Board is soliciting your vote by proxy at the 2025 annual meeting of shareholders. This proxy statement includes information that we are required to provide to you under the rules of the SEC and is designed to assist you in voting your shares.

Can I access State Street's proxy materials and annual report electronically?

This proxy statement and our annual report, including our audited consolidated financial statements for the year ended December 31, 2024, are available to our shareholders on the Internet. On April 3, 2025, we mailed to our U.S. shareholders as of March 14, 2025, the record date for the annual meeting, a notice containing instructions on how to access these proxy materials online and how to submit a proxy online. Also, on April 3, 2025, we began mailing printed copies of these proxy materials to shareholders that have requested printed copies and to shareholders outside the United States. If you received a notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. Instead, the notice instructs you on how to access and review online all of the important information contained in the proxy statement and annual report. The notice also instructs you on how you may submit your proxy over the Internet. If you received a notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in that notice.

How do I request a printed copy of the proxy materials?

To request a printed copy of the proxy statement, annual report and form of proxy relating to this shareholder meeting or future shareholder meetings, visit *www.proxyvote.com*, call 1-800-579-1639 or send an email to *sendmaterial@proxyvote.com*. You must have available the 16-digit control number from the notice described above.

How do I change my preference and only receive materials electronically?

If you currently receive printed copies of the proxy materials and would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, annual reports and related materials electronically via email or the Internet visit *www.proxyvote.com*, call 1-800-579-1639 or send an email to *sendmaterial@proxyvote.com*. You must have available the 16-digit control number from the notice described above. To sign up for electronic delivery, please follow the instructions on the proxy card using the Internet and, when prompted, indicate that you agree to receive or access proxy and related materials electronically in future years.

What is the record date for the meeting?

Our Board has fixed the record date for the annual meeting as of the close of business on March 14, 2025.

How many votes can be cast by all shareholders?

As of the record date, 288,590,984 shares of our common stock were outstanding and entitled to be voted at the meeting. Each share of common stock is entitled to one vote on each matter.

How do I vote?

If your shares are registered in your name, you may vote online while virtually attending the annual meeting by visiting *www.virtualshareholdermeeting.com/STT2025* or by proxy without attending the meeting. Registered shareholders may also vote by proxy, by telephone or on the Internet by following the instructions included with your proxy card or the notice we mailed to you on April 3, 2025. In addition, if you received a printed proxy card, you may mark, sign, date and mail the proxy card you received from State Street in the postage-paid return envelope. If you vote or submit a proxy in accordance with any of the available methods, your shares will be voted at the meeting pursuant to your instructions. If you sign and return the proxy card or vote by proxy by telephone or on the Internet but do not provide voting instructions on some or all of the proposals, your shares will be voted by the persons named in the proxy card on all uninstructed proposals in accordance with the recommendations of the Board given below.

If your shares are held in "street name" by a broker, bank or other nominee, that person, as the record holder of your shares, is required to vote your shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares, which may include the ability to instruct the voting of your shares by telephone or on the Internet.

If your shares are held by a broker, bank or other nominee and you wish to vote online while virtually attending at the meeting, you will need to access the live audio webcast of the meeting at *www.virtualshareholdermeeting.com/STT2025* and follow the instructions for shareholder voting.

What are the Board's recommendations on how to vote my shares?

The Board of Directors recommends a vote:

- Item 1—**FOR** election of the 11 nominees named herein as directors (page 22)
- Item 2—**FOR** approval of the advisory proposal on executive compensation (page 87)
- Item 3—**FOR** ratification of the selection of the independent registered public accounting firm (page 90)
- Item 4— **AGAINST** the shareholder proposal (page 92)
- Item 5— **AGAINST** the shareholder proposal (page 95)

Additionally, if other matters are presented at the annual meeting, the persons named in the proxy card as proxy holders are authorized to vote on the additional matters as they determine.

Who pays the cost for soliciting proxies by State Street?

State Street will pay the cost for the solicitation of proxies by the Board. The solicitation of proxies will be made primarily by mail and electronic means. State Street has retained Morrow Sodali, LLC to aid in the solicitation of proxies for a fee of $18,500, plus expenses. Proxies may also be solicited by employees of State Street and its subsidiaries personally, or by mail, telephone, email or other electronic means, without any remuneration to such employees other than their regular compensation. State Street will reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to their principals to obtain authorization for the execution of proxies.

What is householding?

Some banks, brokers and other nominee record holders may be "householding" our proxy statements, annual reports and related materials. "Householding" means that only one copy of these documents may have been sent to multiple shareholders in one household. If you would like to receive your own set of State Street's proxy statements, annual reports and related materials, or if you share an address with another State Street shareholder and together both of you would like to receive only a single set of these documents, please contact your bank, broker or other nominee.

May I change my vote?

If you are a registered shareholder, you may change your vote or revoke your proxy at any time before it is voted by notifying the Secretary in writing, by returning a signed proxy with a later date, by submitting an electronic proxy as of a later date or by virtually attending the meeting and voting online during the meeting. If your shares are held in "street name," you must contact your bank, broker or other nominee for instructions on changing your vote.

What constitutes a quorum?

A majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. A share represented for any purpose at the annual meeting will be deemed present for determination of a quorum for the entire meeting and for any adjournment of the meeting; unless (1) a shareholder attends solely to object to lack of notice, defective notice or the conduct of the meeting on other grounds and the shareholder does not vote the shares or otherwise consent that they are to be deemed present or (2) in the case of an adjournment, a new record date is set for that adjourned meeting. Shares present virtually during the annual meeting will be considered shares represented in person at the meeting.

What vote is required to approve each item?

Since it is an uncontested election of directors at the annual meeting, a nominee for director will be elected to the Board if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election (Item 1). If the votes cast "against" the nominee's election exceed the votes cast "for" the nominee's election, the nominee will not be elected to the Board. However, under Massachusetts law, if an incumbent director is not elected to the Board, that incumbent director will "hold over" in office as a director until their successor is elected or until there is a decrease in the number of directors. Under our Corporate Governance Guidelines, in an uncontested election of directors, any incumbent director who does not receive more votes cast "for" their election than votes cast "against" their election will submit to the Board a letter of resignation for consideration by the Nominating and Corporate Governance Committee. After consideration, that Committee would make a recommendation to the Board on the action to be taken regarding the resignation. No such tendered resignation will be deemed effective unless and until it is accepted by an action of the Board.

The actions concerning the advisory proposal on executive compensation (Item 2), the ratification of the selection of the independent registered public accounting firm (Item 3) and the shareholder proposals (Item 4 and Item 5) will be approved if the votes cast "for" the action exceed the votes cast "against" the action. Items 2, 3, 4 and 5 are non-binding proposals.

How is the vote counted?

Votes cast by proxy or at the annual meeting will be counted by the persons appointed by State Street to act as tellers for the meeting.

"Abstentions" and "broker non-votes" are not counted as votes with respect to any of the items to be voted on at the annual meeting.

Stock exchange rules permit a broker to vote shares held in a brokerage account on certain proposals if the broker does not receive voting instructions from you. Stock exchange and SEC rules, however, prohibit brokers from voting uninstructed shares in the case of election of directors, executive compensation matters and certain other matters. Accordingly, of the matters to be voted on at the annual meeting, we believe the only proposal on which brokers will have discretionary voting authority is the ratification of the selection of the independent registered public accounting firm (Item 3).

Where is the meeting held?

The annual meeting will be conducted via live audio webcast at *www.virtualshareholdermeeting.com/STT2025*. Please allow ample time for the online check-in process. If you encounter difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the login page hosting the virtual meeting.

How do I submit a question at the annual meeting?

If you wish to submit a question on the day of the annual meeting, beginning at 9:00 am Eastern Time on May 14, 2025, you may log in using the 16-digit control number provided with the voting instructions. You will be able to participate, submit questions and vote electronically at *www.virtualshareholdermeeting.com/STT2025*.

The annual meeting will be governed by our meeting guidelines posted at *www.virtualshareholdermeeting.com/STT2025* in advance of the meeting. The meeting guidelines will address the ability of shareholders to ask questions or otherwise comment during the meeting, including rules on permissible topics, and rules for how questions and comments will be recognized and disclosed to meeting participants.

What happens if the meeting is postponed or adjourned?

Your proxy may be voted at the postponed or adjourned meeting. You will still be able to change your proxy until it is voted.

May I see a list of shareholders entitled to notice of the meeting as of the record date?

A list of our registered shareholders as of the close of business on the record date will be made available to shareholders during the meeting at *www.virtualshareholdermeeting.com/STT2025*. To access such list of registered holders at our principal offices beginning April 5, 2025 and until the meeting, shareholders should email State Street Investor Relations at IR@statestreet.com.

What are my rights as a participant in the Salary Savings Program?

As part of its employee benefits program, State Street maintains a 401(k) plan called the Salary Savings Program (SSP). If you participate in the SSP and invest any part of your account in the Employee Stock Ownership Plan fund (ESOP Fund), you are considered a named fiduciary and may direct the voting of the State Street Corporation common stock allocated to your account as of the record date.

You may give direction on the Internet, by telephone or by mail. If you do not provide timely direction as to how to vote your allocated share, your allocated share will be voted on the same proportional basis as the shares that are directed by other participants. If a matter arises at the meeting, or such other time as affords no practical means for securing participant direction, the trustee will follow the direction of the committee designated by the Plan Sponsor, or its designee. Voting of your allocated share will occur as described above unless the trustee or plan administrator (or its designee), as applicable, determines that doing so would result in a breach of its fiduciary duty.

You must direct your vote in advance of the annual meeting so that the trustee, the registered owner of all of the shares held in the SSP, can vote in a timely manner. Regardless of the method you use to direct the trustee, the trustee must receive your direction no later than 11:59 p.m. Eastern Time on May 12, 2025 for your direction to be counted. Your direction will be held in confidence by the trustee. You may not provide this direction at the annual meeting. You may change your direction to the trustee by timely submitting a new direction. The last direction the trustee receives by 11:59 p.m. Eastern Time on May 12, 2025, will be the only one counted. If your direction by mail is received on the same day as the one received electronically, the electronic direction will be followed.

The trustee provides the annual report, the notice of annual meeting and the proxy statement electronically to active employed SSP participants invested in the ESOP Fund who have a State Street-provided email account and Internet access. Instead of receiving these materials in paper form mailed to your home, you will have online access to these materials, thus expediting the delivery of materials and reducing printing and mailing costs. An email will be sent to all such active employee participants with detailed instructions on how to access materials and give your direction to the trustee. You may request that paper copies be sent to you, thereby permitting you to send in your direction by mail if you prefer that method. All other participants will receive their materials in the mail.

Other Matters

The Board does not know of any other matters that may be presented for action at the annual meeting. Under our by-laws, the deadline for shareholders to notify us of any proposals or director nominations to be presented for action at the 2025 annual meeting has passed. Should any other business properly come before the meeting, the persons named on the enclosed proxy will, as stated therein, have discretionary authority to vote the shares represented by such proxies in accordance with their judgment. See the discussion in this proxy statement under the heading "General Information About the Annual Meeting—Questions and Answers About Voting."

Proposals and Nominations by Shareholders

Shareholders who wish to present proposals for inclusion in State Street's proxy materials for the 2025 annual meeting of shareholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act and State Street's by-laws. To be eligible for inclusion in State Street's proxy materials, the shareholder proposals must be received by the Secretary on or before December 4, 2025.

State Street's proxy access provision permits a shareholder, or a group of up to 20 shareholders, to include director nominees in State Street's proxy materials; provided that: (1) the nominating shareholder(s) own a number of shares representing 3% or more of the total voting power of State Street's outstanding shares of capital stock entitled to vote on the election of directors; (2) the nominating shareholder(s) have owned that number of shares continuously for at least 3 years; and (3) the nominating shareholder(s) and their director nominee(s) satisfy the requirements of Article I, Section 7(c) of the by-laws, including its requirement of timely written notice. To be timely, a proxy access notice with respect to the 2026 annual meeting must be delivered to the Secretary no earlier than December 15, 2025 and no later than January 14, 2026 unless the date of the 2026 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2025 annual meeting, in which event Article I, Section 7(c) of the by-laws provides different notice requirements.

Under State Street's by-laws, nominations for directors and proposals of business other than those to be included in State Street's proxy materials as described above may be made by shareholders entitled to vote at the meeting if notice is timely given, contains the information required by the by-laws, including information required by Rule 14a-19 under the Exchange Act, and such business is within the purposes specified in our notice of meeting. Except as noted below, to be timely, a notice with respect to the 2026 annual meeting must be delivered to the Secretary no earlier than January 14, 2026 and no later than February 13, 2026 unless the date of the 2026 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2025 annual meeting, in which event the by-laws provide different notice requirements.

State Street's by-laws specify requirements relating to the content of the notice that shareholders must provide to the Secretary, including a shareholder nomination for director, to be properly presented at a shareholder meeting.

Any proposal of business or nomination should be mailed to:
Office of the Secretary
State Street Corporation
One Congress Street
Boston, Massachusetts 02114
Proposals can also be submitted by email to: corporatesecretary@statestreet.com

Security Ownership of Certain Beneficial Owners and Management

Beneficial Owners

The table below sets forth the number of shares of common stock of State Street by each person or entity known to State Street to beneficially own five percent or more of our outstanding common stock. As of March 3, 2025, there were 288,590,984 shares of State Street common stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	37,066,919[1]	12.84%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	24,910,069[2]	8.63%

(1)   This information is based on a Schedule 13G filed with the SEC on February 13, 2024 by The Vanguard Group, in which it reported, as of December 29, 2023, shared voting power of 396,211 shares, sole dispositive power of 35,696,179 shares and shared dispositive power of 1,370,740 shares. This entity has not subsequently filed with the SEC to update the amount and nature of its beneficial ownership of State Street common stock.

(2)   This information is based on a Schedule 13G filed with the SEC on January 25, 2024 by BlackRock, Inc., in which it reported, as of December 31, 2023, sole voting power of 22,286,392 shares and sole dispositive power of 24,910,069 shares. This entity has not subsequently filed with the SEC to update the amount and nature of its beneficial ownership of State Street common stock.

Management

The table below sets forth the number of shares of State Street common stock beneficially owned as of the close of business on March 3, 2025 by (1) each director, (2) the named executive officers as identified in the Summary Compensation Table of this proxy statement and (3) all directors and current executive officers as a group. For this purpose, beneficial ownership is determined under the rules of the SEC. As of March 3, 2025, there were 288,590,984 shares of State Street common stock outstanding. On March 3, 2025 each named executive officer and director listed below individually, and the directors and executive officers as a group, owned beneficially less than 1% of the outstanding shares of common stock.

Name	Amount and Nature of Beneficial Ownership[1]
Eric W. Aboaf	83,855
Joerg Ambrosius	14,509
Marie A. Chandoha	16,908
DonnaLee DeMaio	9,020
Patrick de Saint-Aignan	11,955
Amelia C. Fawcett	59,297
William C. Freda	30,399
Bradford Hu	12,250
Yie-Hsin Hung	23,576
Patricia M. Halliday	720
Sara Mathew	20,531
William L. Meaney	21,745[2]
Ronald P. O'Hanley	309,543[3]
Sean P. O'Sullivan	23,829
Julio A. Portalatin	11,360
John B. Rhea	18,430
Gregory L. Summe	100,023
All directors and current executive officers as a group (23 persons)	841,657[2][3]

(1) Information in this table includes shares that the individual or group has the right to acquire within 60 days of March 3, 2025. Shares granted to non-management directors vest immediately and are included in the total amounts above, and are not subject to a vesting schedule, even if deferred.

(2) Includes 60 shares held in trust for which Mr. Meaney disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(3) Includes 152,656 shares held in trust for which Mr. O'Hanley disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires State Street's directors, executive officers and any beneficial owners of more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. State Street is not aware of any 10% beneficial owners that are subject to Section 16(a). Based on State Street's review, it believes that all of its directors and officers have complied with all Section 16(a) reporting requirements applicable to them with respect to transactions in 2024, other than the filing of an amended Form 3 by Joerg Ambrosius on February 20, 2024, to correctly reflect the number of shares subject to previously settled performance awards and the untimely filing of nine Forms 4 by William Meaney for a total of 16 transactions in our common stock during 2023-2024, representing purchases of 140 shares and sales of 30 shares. Mr. Meaney has disgorged to State Street all profits associated with such sales and purchases.

Appendix A

Excerpt from State Street's Corporate Governance Guidelines

The Board will have a majority of directors who meet the criteria for independence required by the New York Stock Exchange (NYSE) corporate governance standards. The Board has adopted the following guidelines to assist it in determining director independence in accordance with the NYSE standards. To be considered independent, the Board must determine, after review and recommendation by the Nominating and Corporate Governance Committee, that the director has no direct or indirect material relationship with the Company. The Board has established the following categorical guidelines to assist it in determining independence:

a. A director will not be independent if he or she does not satisfy any of the bright-line tests set forth in Section 303A.02(b) of the NYSE Listed Company Manual.

b. The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence: (i) if the State Street director or a member of such director's immediate family (as defined in Section 303A of the NYSE Listed Company Manual) is a director or owner of less than a 10% ownership interest of another company (including a tax-exempt organization) that does business with the Company; provided such State Street director is not involved in negotiating the transaction; (ii) if the State Street director or a member of such director's immediate family is a current employee, consultant or executive officer of another company (including a tax-exempt organization) that does business with the Company; provided that, (x) where the State Street director is an employee, consultant or executive officer of the other company, neither the director nor any of his or her immediate family members receives any special benefits as a result of the transaction and (y) the annual payments to, or payments from, the Company from, or to, the other company, for property or services in any completed fiscal year in the last three fiscal years are equal to or less than the greater of $1 million, or two percent of the consolidated gross annual revenues of the other company during the last completed fiscal year of the other company; and (iii) if the State Street director or member of such director's immediate family is a director, trustee, employee or executive officer of a tax-exempt organization that receives discretionary charitable contributions from the Company; provided such State Street director and his or her Immediate Family Members do not receive any special benefits as a result of the transaction; and further provided that, where the director or immediate family member is an executive officer of the tax-exempt organization, the amount of discretionary charitable contributions in any completed fiscal year in the last three fiscal years are not more than the greater of $1 million, or two percent of that organization's consolidated gross revenues in the last completed fiscal year of that organization (in applying this test, State Street's automatic matching of employee charitable contributions to a charitable organization will not be included in the amount of State Street's discretionary contributions).

c. The following commercial relationships will not be considered to be a material relationship that would impair a director's independence: lending relationships, deposit relationships or other banking relationships (such as depository, transfer, registrar, indenture trustee, trusts and estates, private banking, investment management, custodial, securities brokerage, cash management and similar services) between State Street and its subsidiaries, on the one hand, and a company with which the director or such director's immediate family member is affiliated by reason of being a director, employee, consultant, executive officer, general partner or an equity holder thereof, on the other, provided that: (i) such relationships are in the ordinary course of the Company's business and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons; (ii) with respect to a loan by the Company to such company or its subsidiaries, such loan has been made in compliance with applicable law, including Regulation O of the Board of Governors of the Federal Reserve and Section 13(k) of the Securities Exchange Act of 1934, such loan did not involve more than the normal risk of collectability or present other unfavorable features, and no event of default has occurred under the loan; and (iii) payments to the Company for property or services (including fees and interest on loans but not including principal repayments) from such company does not exceed the limit provided in (b)(ii) above.

If a relationship is described by the categorical guidelines contained in both paragraphs b. and c. above, it will not be considered to be a material relationship that would impair a director's independence if it satisfies all of the applicable requirements of either paragraph b. or c. For relationships not covered by the categorical guidelines (either because they involve a different type of relationship or a different dollar amount), the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors who satisfy the independence guidelines set forth above. The Company will explain in the next proxy statement the basis for any Board determination that a relationship was immaterial despite the fact that it did not meet the categorical guidelines of immateriality set forth above.

Appendix B

Reconciliation of Non-GAAP Financial Information

In addition to presenting State Street's financial results in conformity with U.S. generally accepted accounting principles, or GAAP, management also presents certain financial information on a basis that excludes or adjusts one or more items from GAAP. This latter basis is a non-GAAP presentation. In general, our non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of revenue and expenses outside of State Street's normal course of business or other notable items, such as acquisition and restructuring charges, repositioning charges and gains/losses on sales. Management believes that this presentation of financial information facilitates an investor's further understanding and analysis of State Street's financial performance and trends with respect to State Street's business operations from period-to-period, including providing additional insight into our underlying margin and profitability.

Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP.

(Dollars in millions)	2024	2023	%Change 2024 vs. 2023
Total Revenue:			
Total revenue, GAAP-basis	**$13,000**	$11,945	8.8%
Less: Foreign exchange trading services[1]	**(15)**	—	nm
Less: Other fee revenue[2]	**(66)**	—	nm
Add: (Gains) losses related to investment securities, net[3]	**81**	294	(72.4)%
Total revenue, excluding notable items	**$13,000**	$12,239	6.2%
Fee Revenue:			
Total fee revenue, GAAP-basis	**$ 10,156**	$ 9,480	7.1%
Less: Foreign exchange trading services[1]	**(15)**	—	nm
Less: Other fee revenue[2]	**(66)**	—	nm
Total fee revenue, excluding notable items	**$10,075**	$ 9,480	6.3%
Servicing Fees:			
Servicing fees, GAAP-basis	**$ 5,016**	$ 4,922	1.9%
Servicing fees, excluding notable items	**$ 5,016**	$ 4,922	1.9%
Management Fees:			
Management fees, GAAP-basis	**$ 2,124**	$ 1,876	13.2%
Management fees, excluding notable items	**$ 2,124**	$ 1,876	13.2%
Foreign Exchange Trading Services:			
Total FX trading services, GAAP-basic	**$ 1,401**	$ 1,265	10.8%
Less: Foreign exchange trading services[1]	**(15)**	—	nm
Total FX trading services, excluding notable items	**$ 1,386**	$ 1,265	9.6%
Front Office Software and Data:			
Front office software and data, GAAP-basis	**$ 639**	$ 580	10.2%
Front office software and data, excluding notable items	**$ 639**	$ 580	10.2%
Net Interest Income:			
Net interest income, GAAP-basis	**$ 2,923**	$ 2,759	5.9%
Net interest income, excluding notable items	**$ 2,923**	$ 2,759	5.9%

(Dollars in millions)	2024	2023	%Change 2024 vs. 2023
Expenses:			
Total expenses, GAAP-basis	**$9,530**	$9,583	(0.6)%
Less: Notable expense items:			
Acquisition and restructuring costs[4]	**—**	15	nm
Deferred compensation expense acceleration[5]	**(79)**	—	nm
Repositioning charges[6]	**2**	(203)	nm
FDIC special assessment[7]	**(99)**	(387)	nm
Other notable items[8]	**(12)**	(45)	(73.3)%
Total expenses, excluding notable items	**$9,342**	$8,963	4.2%

(Dollars in millions, except Earnings per share, or where otherwise noted)	2024	2023	%Change 2024 vs. 2023
Net Income Available to Common Shareholders			
Net income available to common shareholders, GAAP-basis	**$ 2,483**	$1,821	36.4%
Less: Notable items			
Foreign exchange trading services[1]	**(15)**	—	
Other fee revenue[2]	**(66)**	—	
(Gains) losses related to investment securities, net[3]	**81**	294	
Acquisition and restructuring costs[4]	**—**	(15)	
Deferred compensation expense acceleration[5]	**79**	—	
Repositioning charges[6]	**(2)**	203	
FDIC special assessment[7]	**99**	387	
Other notable items[8]	**12**	45	
Tax impact of notable items	**(48)**	(235)	
Net income available to common shareholders, excluding notable items	**$ 2,623**	$2,500	4.9%
Diluted Earnings per Share:			
Diluted earnings per share, GAAP-basis	**$ 8.21**	$ 5.58	47.1%
Less: Notable items			
Foreign exchange trading services[1]	**(0.04)**	—	
Other fee revenue[2]	**(0.16)**	—	
(Gains) losses related to investment securities, net[3]	**0.20**	0.66	
Acquisition and restructuring costs[4]	**—**	(0.03)	
Deferred compensation expense acceleration[5]	**0.19**	—	
Repositioning charges[6]	**—**	0.47	
FDIC special assessment[7]	**0.24**	0.89	
Other notable items[8]	**0.03**	0.09	
Diluted earnings per share, excluding notable items	**$ 8.67**	$ 7.66	13.2%

	2024	2023	% Change 2024 vs. 2023	2022
Return on Average Common Equity:				
Return on average common equity, GAAP-basis	**11.1%**	8.2%	2.9% pts	11.1%
Less: Notable items				
Foreign exchange trading services[1]	**(0.1)**	—		—
Other fee revenue[2]	**(0.2)**	—		(0.1)
(Gains) losses related to investment securities, net[3]	**0.3**	1.3		—
Acquisition and restructuring costs[4]	**—**	(0.1)		0.3
Deferred compensation expense acceleration[5]	**0.3**	—		—
Repositioning charges[6]	**—**	0.9		0.3
FDIC special assessment[7]	**0.4**	1.7		—
Other notable items[8]	**0.1**	0.3		—
Tax impact of notable items	**(0.2)**	(1.0)		(0.1)
Return on average common equity, excluding notable items	**11.7**	11.3	0.4% pts	11.5
Common share issuance and repurchase suspension	**—**	—		1.0
Return on average common equity, excluding notable items and security issuance	**11.7%**	11.3%	0.4% pts	12.5%

(Dollars in millions)	2024	2023	% Change 2024 vs. 2023
Total Revenue:			
Total revenue, GAAP-basis	**$13,000**	$11,945	8.8%
Less: Foreign exchange trading services[1]	**(15)**	—	nm
Less: Other fee revenue[2]	**(66)**	—	nm
Add: (Gains) losses related to investment securities, net[3]	**81**	294	(72.4)%
Total revenue, excluding notable items	**13,000**	12,239	6.2%
Provision for credit losses	**75**	46	63.0%
Expenses:			
Total expenses, GAAP-basis	**9,530**	9,583	(0.6)%
Less: Notable expense items:			
Acquisition and restructuring costs[4]	**—**	15	nm
Deferred compensation expense acceleration[5]	**(79)**	—	nm
Repositioning charges[6]	**2**	(203)	nm
FDIC special assessment[7]	**(99)**	(387)	nm
Other notable items[8]	**(12)**	(45)	nm
Total expenses, excluding notable items	**9,342**	8,963	4.2%
Income before income tax expense, excluding notable items	**$ 3,583**	$ 3,230	10.9%
Income before income tax expense, GAAP-basis	**$ 3,395**	$ 2,316	46.6%

(Dollars in millions)	2024	2023	% Change 2024 vs. 2023
Pre-tax Margin:			
Pre-tax margin, GAAP-basis	**26.1%**	19.4%	6.7% pts
Less: Notable items			
Foreign exchange trading services[1]	**(0.1)**	—	
Other fee revenue[2]	**(0.5)**	—	
(Gains) losses related to investment securities, net[3]	**0.6**	2.3	
Acquisition and restructuring costs[4]	**—**	(0.1)	
Deferred compensation expense acceleration[5]	**0.6**	—	
Repositioning charges[6]	**—**	1.6	
FDIC special assessment[7]	**0.8**	3.0	
Other notable items[8]	**0.1**	0.2	
Pre-tax margin, excluding notable items	**27.6%**	26.4%	1.2% pts
Operating Leverage:			
Operating Leverage, GAAP-basis:			
Total revenue, GAAP-basis	**$13,000**	$11,945	8.8%
Total expenses, GAAP-basis	**9,530**	9,583	(0.6)%
Operating leverage, GAAP-basis			9.4% pts
Operating Leverage, excluding notable items:			
Total revenue, excluding notable items (as reconciled above)	**$13,000**	$12,239	6.2%
Total expenses, excluding notable items (as reconciled above)	**9,342**	8,963	4.2%
Operating leverage, excluding notable items			2.0% pts

(1) Amount in 2024 consists of a $15 million revenue-related recovery associated with the proceeds from a 2018 foreign exchange benchmark litigation resolution, which is reflected in foreign exchange trading services revenue.

(2) Amount in 2024 consists of a $66 million gain on sale of equity investment, which is reflected in other fee revenue.

(3) In 2024 and 2023, loss on the sale of investment securities of $81 million and $294 million, respectively, related to the repositioning of the investment portfolio, which is reflected in other income.

(4) Acquisition and restructuring costs related to the BBH Investor Services acquisition transaction that State Street is no longer pursuing.

(5) Deferred compensation expense acceleration of $79 million in 2024 related to prior period incentive compensation awards to align State Street's deferred pay mix with peers.

(6) Amount in 2024 includes a $15 million release related to compensation and employee benefits, partially offset by $13 million related to occupancy costs associated with real estate footprint and the amount in 2023 includes $182 million of compensation and benefits expenses related to workforce rationalization, and $21 million of occupancy charges related to real estate footprint optimization.

(7) Amounts in 2024 and 2023 related to the FDIC special assessment and subsequent true-up reflected in other expenses.

(8) The amount in 2024 includes a $12 million charge reflected in other expenses, associated with operating model changes and the amount in 2023 includes charges of $41 million in information systems and communications and $4 million, net, in other expenses, primarily associated with operating model changes.

nm   Denotes not meaningful

Reconciliation of Non-GAAP 3 year average Return on Equity (ROE) - for the 2022-2024 Performance-based RSUs

2022-2024 ROE - 3 year average, GAAP basis	**10.1%**
Less: Pre-established Performance-based RSU adjustments:	
Acquisitions and dispositions / Other Income	(0.1)
Merger and integration expenses	0.1
Restructuring expenses	0.9
Legal and regulatory	0.5
2022-2024 ROE - 3 year average, Adjusted ROE	**11.5%**

Reconciliation of Non-GAAP 3 year average Pre-Tax Margin - for the 2022-2024 Performance-based RSUs

2022-2024 Pre-tax Margin - 3 year average, GAAP basis	**24.3%**
Less: Pre-established Performance-based RSU adjustments:	
Acquisitions and dispositions / Other Income	(0.2)
Merger and integration expenses	0.1
Restructuring expenses	2.0
Legal and regulatory	1.2
2022-2024 Pre-tax Margin - 3 year average, Adjusted Pre-tax Margin	**27.4%**

Reconciliation of Non-GAAP 3 year compound annual Fee Revenue Growth - for the 2022-2024 Performance-based RSUs

2022-2024 Fee Revenue Growth - 3 year compound annual, GAAP basis	**0.5%**
Less: Pre-established Performance-based RSU adjustments:	
Acquisitions and dispositions / Other Income	(0.2)
Legal and regulatory	(0.1)
2022-2024 Fee Revenue Growth - 3 year compound annual, Adjusted Fee Revenue Growth	**0.2%**

State Street Corporation
One Congress Street
Boston, MA 02114-2016